      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 3, 1996

                                                       REGISTRATION NO. 333-3936
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 3

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                  GYNCOR, INC.
             (Exact name of registrant as specified in its charter)

          DELAWARE                           8099                          36-3989422
(State or other jurisdiction     (Primary Standard Industrial           (I.R.S. Employer
              of                   Classification Code No.)           Identification No.)
      incorporation or
       organization)

       750 NORTH ORLEANS STREET, CHICAGO, ILLINOIS 60610, (312) 397-8200 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             NORBERT GLEICHER, M.D.
                       CHIEF EXECUTIVE OFFICER, PRESIDENT
                                  GYNCOR, INC.
       750 NORTH ORLEANS STREET, CHICAGO, ILLINOIS 60610, (312) 397-8200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

               HERBERT S. WANDER, ESQ.              FREDERICK W. KANNER, ESQ.
                JEFFREY R. PATT, ESQ.                    DEWEY BALLANTINE
                KATTEN MUCHIN & ZAVIS              1301 AVENUE OF THE AMERICAS
                525 WEST MONROE STREET               NEW YORK, NEW YORK 10019
               CHICAGO, ILLINOIS 60661                    (212) 259-8000
                    (312) 902-5200

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
                           -------------------------

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: / /
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering: / /
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                           -------------------------

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                  GYNCOR, INC.
                            ------------------------

                             CROSS REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

               ITEM NUMBER AND HEADING
               IN FORM S-1 REGISTRATION                       LOCATION IN PROSPECTUS
       ----------------------------------------   ----------------------------------------------
  1.   Forepart of the Registration Statement
       and Outside Front Cover Page of
       Prospectus..............................   Facing Page; Outside Front Cover Page of
                                                  Prospectus; Additional Information
  2.   Inside Front and Outside Back Cover
       Pages of Prospectus.....................   Inside Front and Outside Back Cover Pages of
                                                  Prospectus
  3.   Summary Information, Risk Factors and
       Ratio of Earnings to Fixed Charges......   Prospectus Summary; The Company; Risk Factors
  4.   Use of Proceeds.........................   Prospectus Summary; Use of Proceeds
  5.   Determination of Offering Price.........   Outside Front Cover Page of Prospectus;
                                                  Underwriting
  6.   Dilution................................   Risk Factors; Dilution
  7.   Selling Security Holders................   Principal and Selling Stockholders
  8.   Plan of Distribution....................   Outside Front Cover Page of Prospectus;
                                                  Underwriting
  9.   Description of Securities to be
       Registered..............................   Description of Capital Stock
 10.   Interests of Named Experts and
       Counsel.................................   Legal Matters
 11.   Information with Respect to the
       Registrant..............................   Outside Front Cover Page of Prospectus;
                                                  Prospectus Summary; The Company; Risk Factors;
                                                  Dividend Policy; Dilution; Capitalization;
                                                  Selected Combined and Pro Forma Financial
                                                  Data; Unaudited Pro Forma Combined Financial
                                                  Information; Management's Discussion and
                                                  Analysis of Financial Condition and Results of
                                                  Operations; Business; Management; Certain
                                                  Transactions; Principal and Selling
                                                  Stockholders; Description of Capital Stock;
                                                  Shares Eligible for Future Sale; Financial
                                                  Statements
 12.   Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities.............................   Not Applicable

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                   SUBJECT TO COMPLETION, DATED JULY 3, 1996


PROSPECTUS
                                2,220,000 SHARES

                                GYNCOR INC LOGO

                                  COMMON STOCK
                               ------------------

     Of the 2,220,000 shares of Common Stock being offered hereby, 2,000,000 shares are being offered by GynCor, Inc. (the "Company") and 220,000 shares are being offered by the Selling Stockholders named under "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.

     Prior to this offering, there has been no public market for the Common Stock. It is currently estimated that the public offering price for the Common Stock will be between $13.00 and $15.00 per share. See "Underwriting" for information to be considered in determining the public offering price. The Common Stock has been approved for quotation on The Nasdaq Stock Market's National Market under the symbol "GYNC."

     PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER "RISK FACTORS" BEGINNING ON PAGE 8.
                               ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
         REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------
                                             UNDERWRITING                        PROCEEDS TO
                             PRICE TO       DISCOUNTS AND      PROCEEDS TO         SELLING
                              PUBLIC        COMMISSIONS(1)      COMPANY(2)       STOCKHOLDERS
- ------------------------------------------------------------------------------------------------
Per Share                       $                 $                 $                 $
- ------------------------------------------------------------------------------------------------
Total(3)                        $                 $                 $                 $
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the offering estimated at $1,400,000 payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 333,000 additional shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $       , $       and $       ,
    respectively. See "Underwriting."

     The shares of Common Stock are being offered by the several Underwriters named herein subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common
Stock offered hereby will be available for delivery on or about           ,
1996, at the offices of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.
                               ------------------

SMITH BARNEY INC.                                        THE CHICAGO CORPORATION

          , 1996

[GYNCOR INC. LOGO]
                                                        Clinic Locations

               LOCATIONS OF OPERATIONS AND PENDING TRANSACTIONS

[Map of the United States]

                                                        CHR-Illinois
                                                       --------------
                                                       -River North
                                                        Concourse-Chicago
                                                       -Howard-Chicago
                                                       -Downers Grove
                                                       -Evergreen Park
                                                       -Glenview
                                                       -Hoffman Estates
                                                       -Lake Forest
                                                       -Naperville
                                                       -Oakbrook
                                                       -Schaumburg
                                                       -Merrillville, Indiana

*Pursuant to pending affiliation with
 medical school program
                                       CHR-New Jersey
                                        --------------
                                        -Park Ridge

                CHR-Florida
                -----------
                -Clearwater
                -St. Petersburg
                -Tampa
                                                CHR-New York
                                                ------------
                                                -Columbia University
                                                -SUNY, Syracuse*
                                                -Rockland


    THE CENTER FOR HUMAN REPRODUCTION (TM)
    CLINICAL CARE-RESEARCH-EDUCATION

        The Company intends to furnish its stockholders with annual reports containing financial statements audited by independent public accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

                               ---------------

        IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ STOCK MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. See "Risk Factors" for information that should be carefully considered by prospective investors.

                                  THE COMPANY


     GynCor, Inc. (the "Company") provides comprehensive management and clinical support services to integrated networks of physicians specializing in the field of reproductive medicine, primarily subspecialties of obstetrics and gynecology and related areas of human reproduction. The Company currently manages integrated networks of 17 reproductive medicine centers ("Centers") and 28 physicians in the Chicago, New York City and Tampa/St. Petersburg metropolitan areas. This includes the results of two acquisitions completed by the Company on May 1, 1996 for consideration totalling 212,069 shares of Common Stock, including 32,935 shares subject to the completion of this offering. In addition, the Company plans to add two physicians to its network in Florida and to establish an additional network of one Center and two physicians in Syracuse, New York in connection with medical school affiliations for which the Company has entered into letters of intent. The Company anticipates that each of these pending affiliations will be entered into by the date of the final Prospectus. The Company also has entered into a lease for an additional Center in New York City.



     The first Center was opened in 1981 as an exclusive faculty affiliation with Mount Sinai Hospital and Medical Center in Chicago. Since September 1990, when independent operations began, the Company has grown from one Center and three physicians and scientists with doctoral degrees to 19 Centers and 41 physicians and scientists after giving effect to the pending affiliations and new Centers in New York and Florida. Upon completion of these pending affiliations, the Company's affiliated physicians will be on staff at approximately 26 hospitals, including several of the country's leading teaching hospitals.


     Reproductive medicine encompasses several medical disciplines which focus on male and female reproductive systems and processes. Within the field of reproductive medicine, there are several subspecialties such as obstetrics and gynecology which apply only to women and certain subspecialties, such as reproductive endocrinology, infertility and urology, which apply to both women and men. The Centers provide reproductive medicine services principally relating to the subspecialties of obstetrics and gynecology, reproductive endocrinology and infertility, including traditional drug therapy and surgical therapies, assisted reproductive technologies ("ART") and specialized laboratory services, as well as perinatal services (treatment of patients with high risk pregnancies). The Company intends to expand the range of obstetrics and gynecology, women's health care and reproductive medicine services offered at the Centers beyond those currently offered to include the provision of comprehensive obstetrics and gynecology services. The Company believes that the addition of these services, coupled with the Company's planned growth and capitated market experience, will contribute to the Company's ability to negotiate national and regional shared-risk arrangements with managed care payors.

     The physician practices that the Company currently manages provide reproductive endocrinology and infertility services to patients insured by 48 third party payors, and maintain three exclusive capitated managed care contracts covering approximately 478,000 lives. The largest of these contracts covers approximately 441,000 lives and is with HMO-Illinois, the state's largest HMO, owned by Blue Cross Blue Shield of Illinois. A subsidiary of Blue Cross Blue Shield of Illinois owns a Convertible Note which is convertible into 5% of the outstanding Common Stock of the Company. In addition, one of the Company's managed practices holds what the Company believes is one of the few capitated managed care contracts for comprehensive obstetrics and gynecology services. Certain of the managed practices provide perinatal services to patients insured by seven third party payors in the Chicago area, and certain of the managed practices also maintain an exclusive managed care contract relating to the provision of perinatal services.

     The Health Care Financing Administration estimated that national health expenditures in 1995 were over $1 trillion, and, according to industry sources, expenditures related to infertility services, one of several subspecialties of reproductive medicine, exceeded $1 billion. Concerns over the accelerating costs of health care have resulted in an increased emphasis on managed care and capitation arrangements and has placed small to mid-sized physician groups, including physicians practicing medicine in the subspecialties of obstetrics and gynecology, at a significant disadvantage when competing for patients. As a result, physicians are increasingly abandoning traditional, independent private practice in favor of affiliation with larger organizations which manage most of the nonmedical tasks related to the provision of health care services, including contracting with payors. By providing capital and informational, managerial and administrative resources, these organizations enable physicians to concentrate on providing medical services, thereby providing quality health care at lower costs.

     The Company seeks to establish integrated physician networks through acquisitions of the nonmedical assets, such as accounts receivable, supplies, instruments, equipment, furniture, proprietary data and contract rights, of targeted physician practices. The targeted physicians then enter into long-term employment agreements with a medical practice managed by the Company under a long-term management services agreement. The typical management services agreement between the Company and a managed practice has a term of 40 years and cannot be terminated by the managed practice without cause. In states that prohibit the splitting of physician fees, the Company receives a fixed management fee, payable monthly and subject to periodic adjustment if it is determined that the fee is not commensurate with factors such as costs incurred and past utilization levels. In other states, the Company agrees to pay all of the managed practice's expenses, including the physicians' base compensation and performance-based bonuses, and the Company, in turn, receives the economic benefit of revenues in excess of expenses generated by the managed practice.


     In establishing its presence in the Chicago metropolitan area, the Company has developed a clinical and academic affiliation with the University of Illinois College of Medicine in Chicago. Similarly, as part of its strategy for developing integrated networks in the New York and Tampa/St. Petersburg areas, the Company has established an affiliation with Columbia University Medical School and has entered into letters of intent for affiliations with State University of New York-Upstate Medical Center in Syracuse, New York and the University of South Florida in Tampa, Florida. The Company also has entered into a letter of intent for an affiliation with Mount Sinai Medical Center in New York City. However, in light of the recently announced potential merger between Mount Sinai and New York University Medical Center, the Company is uncertain as to the likelihood or timing of its possible affiliation with Mount Sinai. A medical school affiliation generally provides that certain faculty members of the medical school who specialize in reproductive medicine, infertility and ART medicine provide such services at a Center operated by the local managed practice and engage in joint research and educational programs with the managed practice. The Company provides management and administrative services to the faculty physicians under the management services agreement with the managed practice. The medical school is reimbursed for the services of the faculty physicians, and the managed practice receives revenues generated by the faculty physicians for such services. The Company does not pay any initial consideration for the establishment of the affiliation. References in this Prospectus to "transactions" may include both acquisitions of nonmedical assets of physician practices and affiliations with medical school programs.


     The Company's strategy is to develop integrated networks for reproductive medicine services through practice affiliations that provide high quality, cost-effective care in targeted geographic markets. The principal elements of this strategy include: (i) affiliating with leading physician practices by capitalizing on the professional reputation and experience of the Company and its affiliated physicians and their relationships with general obstetricians and gynecologists, primary care physicians and other professionals and academics in the reproductive medicine field; (ii) developing locally integrated specialty networks of physicians, including expansion of the range of services offered by newly affiliated practices; (iii) using the Company's capitated contract experience and proprietary information system to pursue national and regional managed care contracts, including capitated contracts; (iv) encouraging the Company's managed practices to explore and develop ways to improve the delivery of medical services by improving outcomes and reducing costs of high quality treatment; and (v) providing a proprietary information system which integrates all managed practices and enhances the Company's ability to collect and analyze clinical, patient, administrative and financial data, control expenses, effectively manage utilization rates, maximize reimbursements and effectively price and attract managed care contracts.

                                  THE OFFERING

Common Stock offered by:
  The Company........................................   2,000,000 shares(1)(2)
  The Selling Stockholders...........................     220,000 shares
Common Stock to be outstanding after this offering...   6,654,509 shares(1)(3)
Use of Proceeds......................................   To repay certain indebtedness and for
                                                        general corporate purposes, including
                                                        future acquisitions, expansion of
                                                        operations and working capital.
Proposed Nasdaq National Market symbol...............   GYNC

- -------------------------

(1) Does not include up to 333,000 shares of Common Stock that may be sold by the Company pursuant to the Underwriters' over-allotment option. See "Underwriting."

(2) At an assumed public offering price of $14.00 per share, the net proceeds to the Company from this offering are estimated to be approximately $24.6 million (approximately $29.0 million if the Underwriters over-allotment is exercised in full).

(3) Gives effect to (i) the conversion of $2,500,000 principal amount of the Company's 10% Subordinated Convertible Promissory Note in the original aggregate principal amount of $5,000,000 due December 1, 2000 (the "Convertible Note"), and (ii) the exercise of an option to purchase 96,000 shares held by Vishvanath Karande, M.D., a selling stockholder. Does not include up to 100,667 shares, 708,333 shares and 41,666 shares reserved for issuance pursuant to a stock option held by Dr. Karande, the Company's Incentive Compensation Plan and Directors' Stock Option Plan, respectively. As of June 1, 1996, options to acquire 635,833 shares were outstanding under the Incentive Compensation Plan and 9,999 shares will automatically be granted on the effective date of this offering under the Directors' Stock Option Plan. See "Management -- Incentive Compensation Plan," and "-- Directors' Compensation -- Directors' Option Plan."

          SUMMARY COMBINED AND PRO FORMA FINANCIAL AND OPERATING DATA

              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)


                                                                   HISTORICAL(1)(2)
                    ---------------------------------------------------------------------------------------------------------------
                                     PREDECESSOR                               PREDECESSOR
                    ----------------------------------------------   TWELVE    ------------
                                 TWELVE MONTHS ENDED                 MONTHS     SIX MONTHS    SIX MONTHS      THREE MONTHS ENDED
                    ----------------------------------------------    ENDED       ENDED         ENDED      ------------------------
                     JUNE 30,     JUNE 30,    JUNE 30,   JUNE 30,   JUNE 30,   DECEMBER 31,  DECEMBER 31,   MARCH 31,    MARCH 31,
                       1991         1992        1993       1994       1995         1994          1995         1995         1996
                    -----------  -----------  ---------  ---------  ---------  ------------  ------------  -----------  -----------
                    (UNAUDITED)  (UNAUDITED)                                   (UNAUDITED)                 (UNAUDITED)  (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net patient service
 revenue.............    $2,280      $2,260       $5,545     $8,785    $13,882     $6,382         $12,060      $ 2,603      $ 5,979
                        -------      ------    ---------  ---------  ---------     ------       ---------    ---------    ---------
Operating expenses:
 Physicians'
   salaries(4).......       247         573          760      1,812      3,014        987           2,954          690        3,674
 Clinic salaries,
   wages and
   benefits..........       407         440        1,041      1,916      3,883      1,675           2,625          761        1,291
 Clinic rent and
   lease expense.....       273         472          302        307      1,083        423             881          310          497
 Clinic supplies.....       323         299        1,356      2,338      3,531      1,748           1,842          952          791
 Other clinic
   expenses..........       261         177          303        574      1,054        658             861          127          367
 General corporate
   expenses..........     1,030         493        1,167      1,448      3,215      1,030           2,604        1,128        1,231
 Depreciation and
   amortization......       117         156           96        144        651        286             365          131          215
                        -------      ------    ---------  ---------  ---------     ------       ---------    ---------    ---------
   Total operating
     expenses........     2,658       2,610        5,025      8,539     16,431      6,807          12,132        4,099        8,066
                        -------      ------    ---------  ---------  ---------     ------       ---------    ---------    ---------
Operating income
 (loss)..............      (378)       (350)         520        246     (2,549)      (425)            (72)      (1,496)      (2,087)
Other (income)
 expense.............       (31)         --          (37)      (357)        32         --              --          (30)          --
Net interest
 expense.............        53          30           46         68        232         68             165           71          183
                        -------      ------    ---------  ---------  ---------     ------       ---------    ---------    ---------
Income (loss) before
 income taxes........      (400)       (380)         511        535     (2,813)      (493)           (237)      (1,537)      (2,270)
Income taxes
 (benefit)...........      (158)       (137)         192         73       (454)       (34)             --         (186)          --
                        -------      ------    ---------  ---------  ---------     ------       ---------    ---------    ---------
Net income
 (loss)(5)...........    $ (242)     $ (243)       $ 319      $ 462    $(2,359)    $ (459)         $ (237)     $(1,351)     $(2,270)
                        =======      ======    =========  =========  =========     ======       =========    =========    =========
Net income (loss) per
 share...............                             $ 0.09     $ 0.14     $ (.64)                    $ (.05)      $ (.36)      $ (.52)
                                               =========  =========  =========                  =========    =========    =========
Weighted average
 outstanding
 shares..............                          3,365,444  3,365,444  3,703,619                  4,336,884    3,798,627    4,337,185
                                               =========  =========  =========                  =========    =========    =========
OPERATING DATA:
(at end of period)
Number of affiliated
 physicians and
 scientists..........         3           3            4          6         18         11              23           16           27
Number of Centers....         1           3            5          7         11          7              11            7           11



                              PRO FORMA(1)(3)
                         -------------------------
                            TWELVE        THREE
                         MONTHS ENDED    MONTHS
                         DECEMBER 31,  ENDED MARCH
                             1995       31, 1996
                         ------------  -----------
                         (UNAUDITED)   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net patient service
 revenue.............      $25,522      $ 7,342
                         ---------    ---------
Operating expenses:
 Physicians'
   salaries(4).......        7,216        4,175
 Clinic salaries,
   wages and
   benefits..........        6,054        1,542
 Clinic rent and
   lease expense.....        1,890          514
 Clinic supplies.....        4,010          897
 Other clinic
   expenses..........        1,431          400
 General corporate
   expenses..........        5,453        1,526
 Depreciation and
   amortization......          741          218
                         ---------    ---------
   Total operating
     expenses........       26,795        9,272
                         ---------    ---------
Operating income
 (loss)..............       (1,273)      (1,930)
Other (income)
 expense.............            7           --
Net interest
 expense.............          161           35
                         ---------    ---------
Income (loss) before
 income taxes........       (1,441)      (1,965)
Income taxes
 (benefit)...........         (233)          92
                         ---------    ---------
Net income
 (loss)(5)...........      $(1,208)     $(2,057)
                         =========    =========
Net income (loss) per
 share...............       $ (.19)      $ (.31)
                         =========    =========
Weighted average
 outstanding
 shares..............    6,403,407    6,535,161
                         =========    =========
OPERATING DATA:
(at end of period)
Number of affiliated
 physicians and
 scientists..........           39           41
Number of Centers....           19           19


                                                                                                 MARCH 31, 1996(1)
                                                                                           -----------------------------
                                                                                             ACTUAL        PRO FORMA(6)
                                                                                           -----------     -------------
                                                                                           (UNAUDITED)      (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents..............................................................      $   655          $   655
Working capital (deficit)..............................................................       (1,735)          (1,470)
Total assets...........................................................................       13,938           16,482
Long-term debt and capital lease obligations, less current portion.....................        1,238            1,731
Subordinated convertible debt..........................................................        5,000            5,000
Total stockholders' equity (net capital deficiency)....................................       (1,972)            (547)

                                                                                           PRO FORMA AS
                                                                                           ADJUSTED(7)
                                                                                           ------------
                                                                                           (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents..............................................................    $ 18,743
Working capital (deficit)..............................................................      21,039
Total assets...........................................................................      33,566
Long-term debt and capital lease obligations, less current portion.....................       1,096
Subordinated convertible debt..........................................................          --
Total stockholders' equity (net capital deficiency)....................................      26,593

(See footnotes on following page)

(1) All of the Company's financial information set forth in this Prospectus includes the operations of the Company and CHR-Illinois, CHR-Endoscopic and CHR-Perinatal (the "Illinois Practices"). The Company was formed in January 1995 as part of the Reorganization. See "The Company." From the Reorganization through March 31, 1996, the Company and the Illinois Practices were operated under common control. Accordingly, the combined financial data as of June 30, 1995, for the six months ended June 30, 1995 (included in the combined financial data for the twelve months ended June 30, 1995) and as of and for the six months and twelve months ended December 31, 1995 and the three months ended March 31, 1996, has been prepared to reflect the combination of business entities which have been operated under common control. Effective April 1, 1996, the Company entered into a 40-year management services agreement with each of the Illinois Practices under which the Company, as opposed to affiliates of the Company, will have perpetual, unilateral control over the assets and operations of the Illinois Practices (other than the practice of medicine). Accordingly, notwithstanding the lack of technical majority ownership of the stock of such entities, consolidation of the Illinois Practices and the entities formed in connection with the Recent Acquisitions will be necessary to present fairly the financial position and results of operations of the Company because of control by means other than ownership of stock. See Note 17 of Notes to Audited Combined Financial Statements of the Company.

(2) In 1995, the Company changed its year-end for financial reporting purposes from June 30 to December 31. Additionally, The Center for Human Reproduction Northwest, M.D.S.C., an Illinois medical corporation ("CHR-NW"), was acquired in June 1994 and was merged into CHR-Illinois effective January 1995. The 1994 balance sheet data includes the accounts of CHR-Illinois and CHR-NW, and the 1994 and 1993 statement of operations data includes only the accounts of CHR-Illinois. See Note 1 of Notes to Audited Combined Financial Statements of the Company.


(3) Gives effect to (i) the sale of the 2,000,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $14.00 per share) and the application of the net proceeds therefrom as described under "Use of Proceeds," (ii) the acquisitions of the nonmedical assets of the Fertility Center of Northern New Jersey, P.A. in New Jersey and A Center for Gynecology, P.A. in Florida (the "Recent Acquisitions"), (iii) the conversion of $2.5 million principal amount of the Convertible Note, and
    (iv) the exercise of an option to purchase 96,000 shares held by Vishvanath Karande, M.D., a selling stockholder, as if all such events had occurred on January 1, 1995. The pro forma combined statement of operations data for 1995 does not purport to represent what the Company's results of operations would have been if such events had actually occurred on January 1, 1995. Pro forma operating data relating to the number of affiliated physicians and scientists and the number of Centers also gives effect to the medical school affiliation entered into as of June 1, 1996, the two pending medical school affiliations (Florida and Syracuse) and the additional Center to be opened in New York City. In light of the uncertainty caused by the recently announced potential merger between Mount Sinai Medical Center and New York University Medical Center, the pro forma operations data does not give effect to the possible affiliation with Mount Sinai. The pro forma financial information is presented for the twelve month period ended December 31, 1995 because, effective December 31, 1995, the Company changed its year end for financial reporting purposes from June 30 to December 31. See Notes 1 and 17 of Notes to Audited Combined Financial Statements of the Company.


(4) For the three months ended March 31, 1996, physicians' salaries includes a charge of approximately $2.0 million attributable to the Company as a result of the restructuring of an option among the Company's principal stockholders. See "Certain Transactions -- Restructuring of Miller Option" and Note 17 of Notes to Audited Combined Financial Statements.

(5) From inception in January 1995, the Company has been an S corporation and has not been subject to federal (and some state) corporate income taxes. Had the Company been subject to federal and state income taxes during these periods, net income (loss) and net income (loss) per share would not have been impacted because any deferred tax asset resulting from the net losses reflected during these periods was fully reserved. Prior to the consummation of this offering, the Company will terminate its S corporation status and thereafter will be treated as a C corporation.

(6) Gives effect to the Recent Acquisitions as if all such transactions had occurred on March 31, 1996.

(7) Adjusted to give effect to the sale of the 2,000,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $14.00 per share) and the application of the net proceeds therefrom as described under "Use of Proceeds" and the conversion of the Convertible Note as if such event had occurred as of such date.
                            ------------------------

     Except as otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option to purchase up to 333,000 additional shares of Common Stock to cover over-allotments, if any, and has been adjusted to give effect to (i) the reincorporation of the Company in Delaware on March 8, 1996 by means of a merger in which shareholders of the Illinois corporation received 4,000 shares of Common Stock for each share of capital stock of the Illinois corporation then outstanding, (ii) a five-for-six reverse stock split of the Common Stock that became effective April 24, 1996, and (iii) the conversion of the Convertible Note into 338,107 shares of Common Stock upon consummation of this offering.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, prospective investors should consider carefully the factors listed below in evaluating an investment in the shares of Common Stock offered hereby.

LIMITED OPERATING HISTORY; NET OPERATING LOSSES

     Prior to the recent and pending transactions in New York, New Jersey and Florida, the Company's operations have consisted solely of providing management services to the 11 Centers in the Chicago metropolitan area. In addition, for the twelve months ended June 30, 1995, the six months ended December 31, 1995 and the three months ended March 31, 1996, the Company had a net loss of approximately $2.4 million, $237,000 and $2.3 million, respectively, and at March 31, 1996 the Company had a net capital deficiency of approximately $2.0 million. There can be no assurance that the Company will achieve profitability.

GROWTH STRATEGY AND LIMITATION ON GROWTH

     The Company's strategy involves growth through acquisitions and through the expansion of services offered by its affiliated practices. Identifying candidates to become affiliated practices and proposing, negotiating and implementing economically feasible affiliations with such groups can be a lengthy, complex and costly process. There can be no assurance that the Company will successfully establish practice affiliations with additional physician practices. In particular, there can be no assurance that the Company will be able to acquire the assets of, execute management services agreements with, or profitably manage, additional affiliated practices or successfully integrate the affiliated practices into a network that will provide appropriate incentives for such practices to improve operating efficiencies and reduce costs while delivering high-quality patient care. Recently, the Company has experienced rapid growth in its business and staff. Continued rapid growth may impair the Company's ability to efficiently provide management services to the affiliated practices and to adequately manage and supervise its employees. There can be no assurance that the Company will be able to manage its expanding operations effectively or that it will be able to maintain or accelerate its planned growth.


     The Company has entered into a letter of intent for an affiliation with Mount Sinai Medical Center in New York City. However, in light of the recently announced potential merger between Mount Sinai and New York University Medical Center, the Company is uncertain as to the likelihood or timing of its possible affiliation with Mount Sinai. Delays in consummating future transactions may create fluctuations in quarterly results. Following this offering and unless otherwise required by law, the Company does not intend to seek stockholder approval for future acquisitions. Accordingly, the stockholders of the Company will be dependent upon management's judgment with respect to such transactions. These transactions may involve the issuance of a significant number of additional shares of the Company's capital stock, the incurrence, assumption or issuance by the Company of substantial indebtedness and the undertaking by the Company of material obligations including, among others, long-term employment, consulting or management arrangements.


HEALTH CARE REGULATION AND REFORM

     The health care industry is highly regulated at both the state and federal levels. The Company and its affiliated practices are subject to a number of laws governing issues as diverse as relationships between health care providers and their referral sources, prohibitions against a provider referring patients to an entity with which the provider has a financial relationship, licensure and other regulatory approvals, corporate practice of medicine, and regulation of unprofessional conduct by providers, including fee-splitting arrangements. While the Company believes that its operations materially comply with relevant state and federal laws, many aspects of the relationships between the Company and each of the Centers and managed practices have not been the subject of judicial or regulatory interpretation. An adverse review or determination by any one of such authorities, or changes in the regulatory requirements, or otherwise, could have a material adverse effect on the operations and financial condition of the Company. In addition, expansion of the operations of the

Company to certain jurisdictions may require modifications to the Company's relationships with physician practice groups, which could have a material adverse impact on the Company. The Company recently introduced a new program under which at least one of the managed practices will be offering certain medical services over the world wide web. Although the Company believes that this project complies with the laws of the states in which it is being offered and federal regulations, given the innovative nature of this project, no assurance can be given as to how state and federal regulations will be applied to such services. Such services, however, are not available to patients in states that expressly prohibit such practices.

     In recent years, numerous legislative proposals have been introduced or proposed in the United States Congress and in some state legislatures that would effect major changes in the United States health care system at both the national and state level. It is not clear at this time which proposals, if any, will be adopted or, if adopted, what effect such proposals would have on the Company's business. There can be no assurance that currently proposed or future health care legislation or other changes in the administration or interpretation of governmental health care programs will not have an adverse effect on the Company.

DEPENDENCE UPON REIMBURSEMENT BY THIRD PARTY PAYORS

     For the 12 months ended December 31, 1995 and the three months ended March 31, 1996, approximately 95% and 97% of the Company's total combined revenue, respectively, were derived from third party payors. The health care industry is undergoing cost containment pressures as third party payors seek to impose lower reimbursement and utilization rates and negotiate reduced payment schedules with medical service providers. The Company believes that this trend will continue to result in a reduction from historical levels in per-patient revenue for such medical providers. Further reductions in payments to physicians or other changes in reimbursement for health care services could have a direct or indirect adverse effect on the Company's operations. In addition, a few states, including Illinois, mandate that insurance companies provide coverage for several of the types of services offered by the Centers. In several of the states mandating insurance coverage for certain infertility services, efforts have been made to limit or repeal these requirements. It cannot be determined what effect, if any, any change in the levels of state mandated insurance coverage would have on the Company's revenues and income.

RISKS ASSOCIATED WITH MANAGED CARE CONTRACTS; CAPITATED FEE REVENUE

     The Company believes that its success will be dependent, in part, upon the Company's ability to negotiate, on behalf of the affiliated practices, contracts with health maintenance organizations ("HMOs"), insurance companies, and other private third party payors pursuant to which services will be provided on a fee-for-service or risk-sharing/capitated basis by some or all affiliated practices. Under certain capitated contracts, the health care provider accepts a predetermined amount per patient, per month in exchange for providing all necessary covered services to enrollees. Such contracts shift much of the risk of providing health care from the payor to the provider. For the 12 months ended December 31, 1995 and the three months ended March 31, 1996, the Company derived approximately 34% and 29% of total combined revenue, respectively, from such capitated contracts. The proliferation of such contracts in markets served by the Company could result in greater predictability of revenues but also greater unpredictability of expenses. There can be no assurance that the Company will be able to negotiate on behalf of the affiliated practices satisfactory arrangements on a risk-sharing or capitated basis. In addition, to the extent that patients or enrollees covered by such contracts require more frequent or extensive care than is anticipated, operating margins may be reduced, or the revenues derived from such agreements may be insufficient to cover the costs of the services provided. As a result, affiliated practices may incur additional costs which would reduce or eliminate any earnings under these contracts.

     In addition to the financial risks associated with managed care contracts, there are certain regulatory risks associated with the Company's role in negotiating and administering such contracts. If the Company were to contract with third party payors directly, on behalf of its affiliated practices for certain capitation or other risk-sharing arrangements, the Company may become subject to state insurance laws. In some states, regulators may determine that the Company is engaged in the business of insurance, particularly if the Company contracts directly with self-insured employees or another entity that is not licensed to engage in the business of insurance. In addition, the Company will be subject to state and federal antitrust laws.

DEPENDENCE ON CERTAIN THIRD PARTY PAYOR

     For the twelve months ended December 31, 1995 and the three months ended March 31, 1996, HMO-Illinois (owned by Blue Cross Blue Shield of Illinois) accounted for approximately 33% and 28%, respectively, of the Company's total combined revenues. After giving effect to the Recent Acquisitions, on a pro forma basis as if such transactions had occurred on January 1, 1995, HMO-Illinois would have accounted for approximately 26% and 23% of the Company's pro forma total combined revenues for the twelve months ended December 31, 1995 and the three months ended March 31, 1996, respectively. The loss of or reduction in revenues from HMO-Illinois could materially adversely affect the Company. No other third party payor represented more than 5% of the Company's total combined revenues or pro forma total combined revenues for the same periods. In addition, as of June 1, 1996, the Company's capitated managed care contract with HMO-Illinois accounted for approximately 441,000 of the estimated 478,000 covered lives for which the Company holds exclusive capitated risk contracts. This capitated contract may be terminated by the Company or HMO-Illinois upon 180 days' prior written notice or, in the event of a breach of the contract, upon 30 days' prior written notice. Blue Cross Blue Shield of Illinois, through a wholly-owned subsidiary, beneficially owns the Company's $5,000,000 10% Subordinated Convertible Promissory Note due December 1, 2000 (the "Convertible Note") of which $2,500,000 will be converted into 5% of the outstanding common stock of the Company after giving effect to this offering.

COMPETITION

     The business of providing health care related services is intensely competitive, as is the physician practice management industry, and each is continuing to evolve in response to pressures to find the most cost effective method of providing quality health care. Although the Company focuses on physician practices that provide specific types of health care services, it competes for management contracts with national and regional providers of physician management services, as well as hospitals and hospital-sponsored management services organizations. If federal or state governments enact laws that attract other health care providers to the managed care market, the Company may encounter increased competition from other institutions which seek to increase their presence in the managed care market and which have substantially greater resources than the Company. There can be no assurance that the Company will be able to compete effectively with its competitors, that additional competitors will not enter the market, or that such competition will not make it more difficult to acquire the assets of, and provide management services for, the managed practices on terms beneficial to the Company.

POTENTIAL LIABILITY AND INSURANCE

     The Centers and the Company's managed practices are involved in the delivery of health care services to the public and, consequently, are exposed to the risk of professional liability claims. The Company provides only nonmedical services and does not control or direct the practice of medicine by the physicians with which it affiliates or the compliance with certain regulatory and other requirements directly applicable to physicians and physician groups. However, the Company's managed practices may become subject to claims, suits, or complaints relating to services and products provided by such practices, and there can be no assurance that such claims will not be asserted against the Company. The Company currently does not maintain separate insurance coverage for professional liability claims; however, pursuant to the management services agreements, each managed practice is required to maintain comprehensive professional liability insurance. As of June 1, 1996, the physicians employed by the managed practices were covered by insurance coverage of $1.0 million on a per claim basis and ranging from $3.0 million to $25.0 million on an aggregate basis. The Company is an additional named insured on such insurance policies, but is not indemnified by affiliated physicians or the managed practices for liabilities resulting from the performance of medical services. There can be no assurance that any claims asserted against the Company or the managed practices will not be successful or, if successful, will not exceed the limits of insurance coverage maintained by the Company or the managed practices or that such coverage will continue to be available at acceptable costs.

RELIANCE ON MANAGED PRACTICES

     The Company's revenues will depend on the revenues generated by the medical practices with which the Company has entered into management services agreements. The Company provides services pursuant to management services agreements with five medical practices, including three medical practices formed in connection with the recent and pending transactions in New York, New Jersey and Florida. The management services agreements define the responsibilities of both the physician practices and the Company and govern the principal terms and conditions of their relationship. There can be no assurance that any managed practice will maintain a successful medical practice or that any of the key physicians in a particular managed practice will continue practicing with such managed practice. As a condition to entering into management services agreements, managed practices are required to enter into non-competition agreements with each of their respective physicians; however, there are no assurances that any such agreement would (i) be enforceable if challenged in court because courts are hesitant to enforce covenants restricting an individual's ability to be gainfully employed, or (ii) restrict the physician from moving his or her practice to another region in the United States. Moreover, such a covenant would not prevent the physician from abandoning the medical practice altogether. In addition, these agreements restrict competition for a limited period of time (which may vary depending upon particular state law requirements). Therefore, any departing physician may directly compete with his or her former practice group after the expiration of such time period. Any resulting loss of revenue by a managed practice could have a material adverse effect on the Company.

NEED FOR ADDITIONAL FINANCING

     The Company anticipates that its expansion strategy will continue to require substantial capital investment. Capital is needed not only for the acquisition of the nonmedical assets of physician practices, but also for the effective integration, operation and expansion of the managed practices. The managed practices may require capital for renovation and expansion and for the addition of medical equipment and technology. The Company believes that its existing cash resources together with the net proceeds from this offering, cash flow from operations, and available borrowings under the Company's line of credit with American National Bank of Chicago (the "Secured Credit Agreement") will be sufficient to meet the Company's anticipated acquisition, expansion, and working capital needs for the next 24 months. Thereafter, however, the Company may be required to raise additional financing. The Company may obtain such financing through additional borrowings or the issuance of additional equity or debt securities, either of which could have an adverse effect on the value of the shares of Common Stock offered by this Prospectus. Although the Company currently believes that it will be able to secure such financing, if necessary, there can be no assurance that the Company will be able to secure financing on favorable terms, if at all. If the Company is unable to secure additional financing in the future or complete a public offering, its ability to pursue its business strategy and its results of operations for future periods may be negatively impacted.

DEPENDENCE ON KEY PERSONNEL

     The Company is substantially dependent on the efforts and skills of its executive officers, particularly Norbert Gleicher, M.D., for the management of the Company and the implementation of its business strategy. Because of the difficulty in finding adequate replacements for the executive officers, the loss, incapacity or unavailability of any of these individuals could adversely affect the Company's operations. In addition, it may be necessary for the Company to attract and retain additional talented individuals to support anticipated growth or to replace the executive officers in the event their employment with the Company is terminated. The Company has entered into an employment agreement with Dr. Gleicher, dated as of March 1, 1995 and amended as of April 1, 1996, to serve as the President of the Company for an initial term of five years, commencing on the effective date of this offering. See "Management -- Employment Agreements."

VOTING CONTROL

     Upon completion of this offering and after giving effect to the automatic conversion of the Convertible Note, Dr. Gleicher will have sole beneficial ownership of approximately 21.6% of the outstanding shares of voting capital stock of the Company. In addition, pursuant to Voting Trust Agreements, dated April 1, 1996, Dr. Gleicher has the right to vote shares owned by Drs. Pratt and Miller representing approximately 33.9% of the outstanding shares of voting capital stock of the Company with respect to certain matters, although Drs. Pratt and Miller retain voting rights with respect to the election of directors other than Dr. Gleicher and with respect to certain matters involving their own employment and directorship with the Company. See "Principal and Selling Stockholders." Consequently, Dr. Gleicher will have beneficial ownership of approximately 55.5% of the outstanding shares of voting capital stock of the Company and, pending a further issuance of the Company's voting capital stock, Drs. Gleicher, Pratt and Miller will be able to control the election of the Board of Directors of the Company and the determination of the Company's policies and will be able to determine the outcome of all corporate actions requiring a majority stockholder approval. Such control may preclude an unsolicited acquisition of the Company and consequently adversely affect the value of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

     The sale of a substantial number of shares of Common Stock after this offering, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. In addition, any such sale or perception could make it more difficult for the Company to sell equity securities or equity related securities in the future at a time and price that the Company deems appropriate. After giving effect to the shares of Common Stock offered hereby and the 338,107 shares of Common Stock to be issued upon the automatic conversion of $2,500,000 principal amount of the Convertible Note upon the closing of this offering, the Company will have outstanding 6,654,509 shares of Common Stock. Of these shares, the 2,220,000 shares (2,553,000 shares if the Underwriters' over-allotment option is exercised in full) of Common Stock sold in this offering will be freely tradable without restriction or limitation under the Securities Act of 1933, as amended (the "Securities Act"), except to the extent such shares are subject to the agreement with the Underwriters described below, and except for any shares purchased by "affiliates," as that term is defined under the Securities Act, of the Company. The remaining 4,434,509 shares are "restricted securities" within the meaning of Rule 144 adopted under the Securities Act ("Rule 144"). The restricted shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act. The Company and its directors, officers, and certain stockholders, holding in the aggregate substantially all of the Company's currently outstanding shares of Common Stock, have agreed not to offer, sell, or otherwise dispose of any of their restricted shares for a period of 180 days after the date of this Prospectus without the prior written consent of Smith Barney Inc.

     Following this offering, certain holders will have "piggyback" registration rights with respect to 550,176 shares of Common Stock held by them, which rights allow them, subject to certain conditions, to include such shares in a registered public offering of shares of Common Stock. In addition, the Company intends to register approximately 749,999 shares of Common Stock reserved for issuance under the Company's stock option plans as soon as practicable following the consummation of this offering. See "Principal and Selling Stockholders," "Description of Capital Stock," "Management -- Incentive Compensation Plan," "Shares Eligible for Future Sale," and "Underwriting."

     The Commission has recently proposed reducing the initial Rule 144 holding period to one year and the Rule 144(k) holding period to two years. There can be no assurance as to when or whether such rule changes will be enacted. If enacted, such modification will have a material effect on the time when certain shares of the Common Stock become eligible for resale.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Certificate of Incorporation and By-Laws and of Delaware law could, together or separately, discourage potential acquisition proposals, delay or prevent a change in control of the Company and limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. Certain of these provisions provide for a classified Board of Directors following this offering, the issuance, without further stockholder approval, of preferred stock with rights and privileges which could be senior to the Common Stock, restrictions on the ability of stockholders to call a special meeting of stockholders, nominate directors and submit proposals to be considered at stockholders' meetings, and a super-majority voting requirement in connection with the adoption of stockholders' amendments to the By-Laws and to certain provisions of the Certificate of Incorporation, including provisions relating to the election and removal of directors. Following this offering, the Company also will be subject to Section 203 of the Delaware General Corporation Law ("DGCL") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder. See "Description of Capital Stock." In the event of a change in control, Drs. Gleicher, Pratt and Miller are entitled to receive certain severance payments under their respective employment agreements with the Company and CHR-Illinois. Dr. Miller's employment agreement with CHR-Endoscopic has a comparable severance provision. As of June 1, 1996, these agreements would have provided aggregate severance payments to Drs. Gleicher, Pratt and Miller of approximately $3,970,000, $1,750,000 and $2,900,000, respectively.

NO PRIOR MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or continue after this offering. The initial public offering price was determined by negotiations among the Company and the Underwriters and may not be indicative of the market price for the Common Stock after this offering. See "Underwriting" for factors considered in determining the initial public offering price. From time to time after this offering, there may be significant volatility in the market price for the Common Stock. Quarterly operating results of the Company, timing of practice acquisitions, changes in general conditions in the economy or the health care industry, or other developments affecting the Company or its competitors could cause the market price of the Common Stock to fluctuate substantially. The equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market prices for many companies' securities and that have often been unrelated to the operating performance of these companies. Concern about the potential effects of health care reform measures has contributed to the volatility of stock prices of companies in health care and related industries and may similarly affect the price of the Common Stock following this offering. Any such fluctuations that occur following the closing of this offering may adversely affect the market price of the Common Stock.

IMMEDIATE AND SUBSTANTIAL DILUTION

     The purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value of their shares of Common Stock in the amount of $10.22 per share. In the event that options to purchase Common Stock are exercised or the Company issues additional shares of Common Stock in the future, including shares that may be issued in connection with future acquisitions, purchasers of Common Stock in this offering may experience further dilution in the net tangible book value per share of Common Stock. See "Dilution."

ISSUANCES OF ADDITIONAL SHARES OF COMMON STOCK AND PREFERRED STOCK

     Pursuant to its Certificate of Incorporation, the Company has the authority to issue additional shares of Common Stock and shares of one or more series of preferred stock (the "Preferred Stock"). Such shares may be issued by the Company on the authority of the Board of Directors without stockholder action. The issuance of such shares could result in the dilution of the voting power of the shares of Common Stock purchased in this offering. At present, no series of Preferred Stock have been authorized or issued by the Company. The terms of any series of Preferred Stock established by the Company in the future could adversely affect the rights of the holders of the Company's Common Stock. The possible issuance of shares of Preferred Stock may be considered a deterrence to a change of control. See "Description of Capital Stock -- Preferred Stock" and "-- Delaware Law and Certain Corporate Provisions."

                                  THE COMPANY

     The Company was formed as an Illinois corporation in January 1995 as part of a reorganization (the "Reorganization") pursuant to which the Company succeeded to certain of the nonmedical business of Gleicher, Pratt & Associates, M.D.S.C. (now known as The Center for Human Reproduction-Illinois, M.D.S.C., an Illinois medical corporation ("CHR-Illinois")). CHR-Illinois was incorporated as an Illinois corporation in 1981 under the name "Gleicher, Deppe, Elrad & Associates, M.D.S.C." Unless the context otherwise requires, all references in this Prospectus to the Company include CHR-Illinois with respect to the conduct of its business, other than the practice of medicine, prior to January 1995. On June 6, 1996, CHR-Illinois was merged with The Center for Human Reproduction-Perinatal, M.D.S.C., an Illinois medical corporation ("CHR-Perinatal"), with the surviving corporation bearing the CHR-Illinois name. The Company currently provides physician practice management services to the following five medical corporations that provide medical services at 17 Centers:
(i) CHR-Illinois; (ii) The Center For Human Reproduction-Endoscopic, M.D.S.C., an Illinois medical corporation ("CHR-Endoscopic"); (iii) The Center for Human Reproduction-Florida, Inc., a Florida corporation ("CHR-Florida"); (iv) The Center for Human Reproduction-New Jersey, P.C., a New Jersey professional corporation ("CHR-New Jersey"); and (v) The Medical Offices for Human Reproduction-New York, P.C., a New York professional corporation ("CHR-New York"); unless the context requires otherwise references to the Company contained in this Prospectus include these medical corporations.


     Effective March 8, 1996, the Company was reincorporated in the State of Delaware. From inception, the Company has been treated for federal, and certain state, income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), and comparable state tax laws. As a result, any earnings of the Company during this period have not been subject to tax at the corporate level but have been included in the taxable income of the Company's stockholders. Prior to the consummation of this offering, the Company will terminate its S corporation status and thereafter the Company will be treated as a C corporation rather than an S corporation and, accordingly, will be subject to federal, state and local income taxes. CHR-Endoscopic and CHR-Illinois will remain S corporations after the consummation of this offering.


     The Company's executive offices are located at 750 North Orleans Street, Chicago, Illinois 60610, and the Company's telephone number at that address is
(312) 397-8200.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $24.6 million (approximately $29.0 million if the Underwriters' over-allotment option is exercised in full) after deducting the underwriting discounts and commissions and estimated offering expenses. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. The Company intends to use approximately $2.5 million of the net proceeds to repay the nonconvertible portion of the Convertible Note, which becomes due upon the closing of this offering, plus all accrued interest thereon. The remaining $2.5 million in principal amount of the Convertible Note will convert into 338,107 shares of Common Stock upon the closing of this offering. The Convertible Note bears interest at an annual rate of 10% and, in December 1995, the Company used the $5.0 million of proceeds of the Convertible Note to pay down approximately $2.5 million outstanding under the Company's credit agreement with Cole Taylor Bank and to retire approximately $2.2 million of various working capital obligations. The Company intends to use approximately $4.5 million of the net proceeds of this offering to repay existing indebtedness under the Secured Credit Agreement. The Secured Credit Agreement matures on February 23, 1997 and bears interest at a rate equal to American National Bank of Chicago's corporate base rate (8.25% at June 1, 1996). The Company intends to use approximately $5.1 million for the purchase of medical equipment for future acquisitions and expansion of services and approximately $12.5 million for working capital and general corporate purposes. Pending such uses, the net proceeds will be invested in short-term, interest bearing, investment grade securities. Other than the proposed transactions disclosed herein, there are no present commitments or agreements with respect to any material acquisitions.

                                DIVIDEND POLICY

     The Company has never paid or declared a dividend on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. It is the present intention of the Board of Directors of the Company to reinvest all earnings in the business of the Company to support future growth of its operations.

                                    DILUTION

     As of March 31, 1996, the Company had a net tangible book value of $(2,515,000), or $(0.63) per share. Net tangible book value per share is determined by dividing the net tangible book value (tangible assets less liabilities) of the Company by the number of shares of Common Stock outstanding at that date. After giving effect to (i) the Recent Acquisitions (excluding the 32,935 shares of Common Stock to be issued upon completion of this offering (the "Contingent Shares")), (ii) the sale of the shares of Common Stock offered by the Company hereby (at an assumed public offering price of $14.00 per share) and
(iii) the application of the net proceeds therefrom as described under "Use of Proceeds" (but without giving effect to the exercise of the option to purchase 96,000 shares of Common Stock held by Dr. Karande, the conversion and redemption of the Convertible Note and the issuance of the Contingent Shares (the "Contingent Events")), the pro forma adjusted net tangible book value of the Company as of March 31, 1996 would have been $22,636,000, or $3.66 per share. After also giving effect to the Contingent Events, as if such events had occurred on March 31, 1996, the pro forma adjusted net tangible book value of the Company as of March 31, 1996 would have been $25,136,000 or $3.78 per share. This offering and the Contingent Events represent an immediate increase in net tangible book value of $4.26 per share to existing stockholders and an immediate dilution of $10.22 per share to new investors. The following table illustrates this dilution per share.

Assumed public offering price per share(1)...................................            $14.00
  Historical net tangible book value per share as of March 31, 1996..........  $(0.63)
  Increase in pro forma net tangible book value per share attributable to:
          -- Recent Acquisitions.............................................    0.15
          -- the offering....................................................    4.14
                                                                               ------
Pro forma adjusted net tangible book value per share after the offering,
  without giving effect to Contingent Events.................................              3.66
                                                                                         ------
Dilution to new investors without giving effect to Contingent Events.........             10.34
                                                                                         ------
Increase in pro forma adjusted net tangible book value attributable to
  Contingent Events(2).......................................................              0.12
                                                                                         ------
Dilution to new investors after giving effect to Contingent Events...........            $10.22
                                                                                         ======

- -------------------------

(1) Before deduction of underwriting discounts and commissions and estimated offering expenses.

(2) Determined by subtracting the adjusted pro forma net tangible book value per share after this offering from the amount of cash paid by a new investor for a share of Common Stock.

     The following table summarizes, on a pro forma basis as of March 31, 1996, the difference between existing stockholders (including shares issued in connection with the Recent Acquisitions, upon conversion of the Convertible Note and the exercise of the option to purchase 96,000 shares of Common Stock held by Dr. Karande) and new investors with respect to the number of shares of Common Stock purchased from the Company, the aggregate net consideration paid (based upon, in the case of new investors, an assumed public offering price of $14.00 per share), and the average price paid per share.

                                                 SHARES PURCHASED       TOTAL CONSIDERATION       AVERAGE
                                               --------------------    ----------------------      PRICE
                                                NUMBER      PERCENT      AMOUNT       PERCENT    PER SHARE
                                               ---------    -------    -----------    -------    ---------
Existing stockholders.......................   4,654,509      69.9%    $ 4,193,168      13.0%     $  0.90
New investors...............................   2,000,000      30.1      28,000,000      87.0        14.00
                                               ---------     -----     -----------     -----
  Total.....................................   6,654,509     100.0%    $32,193,168     100.0%
                                               =========     =====     ===========     =====

     The foregoing tables assume no exercise of outstanding options after March 31, 1996, other than the option to purchase 96,000 shares of Common Stock held by Vishvanath Karande, M.D., which is anticipated to be exercised prior to the effective date of this offering. At June 1, 1996, there were outstanding options (other than the portion of Dr. Karande's option referenced above) to purchase 736,500 shares of Common Stock at a weighted average exercise price of $10.64 per share (assuming an initial public offering price of $14.00 per share). None of these options will vest prior to October 1, 1996. To the extent these options are exercised at a price below the public offering price, there will be further dilution to new investors. See "Management -- Incentive Compensation Plan" and "-- Directors' Compensation -- Directors' Option Plan."

                                 CAPITALIZATION

     The following table sets forth (i) the capitalization of the Company as of March 31, 1996, (ii) the pro forma capitalization as of March 31, 1996, giving effect to the Recent Acquisitions, as if such transactions had occurred on such date and (iii) the pro forma capitalization as of March 31, 1996, as adjusted to give effect to the sale of the shares of Common Stock offered by the Company hereby (at an assumed public offering price of $14.00 per share), the application of the net proceeds therefrom as described under "Use of Proceeds" and the issuance of 338,107 shares of Common Stock upon conversion of the Convertible Note, as if all such events had occurred on March 31, 1996.

                                                                           MARCH 31, 1996
                                                                 -----------------------------------
                                                                           (IN THOUSANDS)
                                                                                          PRO FORMA
                                                                 ACTUAL     PRO FORMA    AS ADJUSTED
                                                                 -------    ---------    -----------
Short-term debt:
  Line of credit..............................................   $ 2,757     $ 2,757       $    --
  Note Payable to Blue Cross Blue Shield of Illinois..........       200         200            --
  Current portion of long-term debt and capital lease
     obligations..............................................       638         868           538
                                                                 -------     -------       -------
                                                                 $ 3,595     $ 3,825       $   538
                                                                 =======     =======       =======
Long-term debt and capital lease obligations, less current
  portion.....................................................   $ 1,238     $ 1,731       $ 1,096
Subordinated convertible promissory note......................     5,000       5,000            --
Stockholders' equity (net capital deficiency):
  Preferred stock, $.01 par value, 1,000,000 shares
     authorized; no shares issued and outstanding.............        --          --            --
  Common stock, $.0001 par value; 20,000,000 shares
     authorized; 4,008,333, 4,187,467, and 6,654,509 shares
     issued and outstanding, respectively(1)(2)...............        --          --             1
Additional paid-in capital....................................     2,156       3,581        30,444
Accumulated deficit...........................................    (4,128)     (4,128)       (3,852)
                                                                 -------     -------       -------
  Total stockholders' equity (net capital deficiency).........    (1,972)       (547)       26,593
                                                                 -------     -------       -------
  Total capitalization........................................   $ 4,266     $ 6,184       $27,689
                                                                 =======     =======       =======

- -------------------------
(1) The Convertible Note of the Company will automatically convert into 338,107 shares of Common Stock upon consummation of this offering. See "Description of Capital Stock."

(2) Does not include up to 100,667 shares, 708,333 shares and 41,666 shares reserved for issuance pursuant to a stock option held by Dr. Karande, the Company's Incentive Compensation Plan and Directors' Stock Option Plan, respectively. See "Management -- Incentive Compensation Plan" and "-- Directors' Compensation -- Directors' Option Plan."

                 SELECTED COMBINED AND PRO FORMA FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected historical financial data of the Company should be read in conjunction with the related financial statements, notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. The selected historical combined financial data set forth below as of December 31, 1995 and for each of the 12 months ended June 30, 1993, 1994 and 1995 and for the six months ended December 31, 1995, have been derived from the combined financial statements of the Company for such periods which have been audited by Ernst & Young LLP, independent public accountants, whose report thereon is included elsewhere in this Prospectus. The selected historical combined financial data set forth below as of and for the three months ended March 31, 1995 and 1996 have been derived from the Company's unaudited financial statements, which were prepared on the same basis as the audited financial statements and which, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth below. These historical results are not necessarily indicative of the results to be expected in the future. The selected pro forma combined financial data set forth below at March 31, 1996 and for the year ended December 31, 1995 and for the three months ended March 31, 1996 have been derived from the unaudited pro forma combined financial statements of the Company. The pro forma selected financial data are not necessarily indicative of the actual results of operations or financial position that would have been achieved had the Recent Acquisitions and this offering been completed as of January 1, 1995 or March 31, 1996, nor are the statements necessarily indicative of the Company's future results of operations or financial position. See "Unaudited Pro Forma Combined Financial Information."

                                                                      HISTORICAL(1)(2)
                             --------------------------------------------------------------------------------------------------
                                              PREDECESSOR                               PREDECESSOR                    THREE
                             ----------------------------------------------   TWELVE    ------------                  MONTHS
                                          TWELVE MONTHS ENDED                 MONTHS     SIX MONTHS    SIX MONTHS      ENDED
                             ----------------------------------------------    ENDED       ENDED         ENDED      -----------
                              JUNE 30,     JUNE 30,    JUNE 30,   JUNE 30,   JUNE 30,   DECEMBER 31,  DECEMBER 31,   MARCH 31,
                                1991         1992        1993       1994       1995         1994          1995         1995
                             -----------  -----------  ---------  ---------  ---------  ------------  ------------  -----------
                             (UNAUDITED)  (UNAUDITED)                                   (UNAUDITED)                 (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net patient service
 revenue.....................    $2,280      $2,260       $5,545     $8,785    $13,882       $6,382       $12,060      $ 2,603
                                 ------      ------       ------     ------    -------       ------       -------      -------
Operating expenses:
 Physicians' salaries(4).....       247         573          760      1,812      3,014          987         2,954          690
 Clinic salaries, wages and
   benefits..................       407         440        1,041      1,916      3,883        1,675         2,625          761
 Clinic rent and lease
   expense...................       273         472          302        307      1,083          423           881          310
 Clinic supplies.............       323         299        1,356      2,338      3,531        1,748         1,842          952
 Other clinic expenses.......       261         177          303        574      1,054          658           861          127
 General corporate
   expenses..................     1,030         493        1,167      1,448      3,215        1,030         2,604        1,128
 Depreciation and
   amortization..............       117         156           96        144        651          286           365          131
                                 ------      ------       ------     ------    -------       ------       -------      -------
   Total operating
     expenses................     2,658       2,610        5,025      8,539     16,431        6,807        12,132        4,099
                                 ------      ------       ------     ------    -------       ------       -------      -------
Operating income (loss)......      (378)       (350)         520        246     (2,549)        (425)          (72)      (1,496)
Other (income) expense.......       (31)         --          (37)      (357)        32           --            --          (30)
Net interest expense.........        53          30           46         68        232           68           165           71
                                 ------      ------       ------     ------    -------       ------       -------      -------
Income (loss) before income
 taxes.......................      (400)       (380)         511        535     (2,813)        (493)         (237)      (1,537)
Income taxes (benefit).......      (158)       (137)         192         73       (454)         (34)           --         (186)
                                 ------      ------       ------     ------    -------       ------       -------      -------
Net income (loss)(5).........    $ (242)     $ (243)      $  319     $  462    $(2,359)      $ (459)      $  (237)     $(1,351)
                                 ======      ======       ======     ======    =======       ======       =======      =======
Net income (loss) per
 share.......................                             $ 0.09     $ 0.14    $  (.64)                   $  (.05)     $  (.36)
                                                          ======     ======    =======                    =======      =======
Weighted average outstanding
 shares......................                          3,365,444  3,365,444  3,703,619                  4,336,884    3,798,627
                                                       =========  =========  =========                  =========    =========

                                HISTORICAL
                                  (1)(2)        PRO FORMA (1)(3)
                               -----------  -------------------------
                                  THREE
                                 MONTHS
                                  ENDED       TWELVE         THREE
                               -----------  MONTHS ENDED  MONTHS ENDED
                                MARCH 31,   DECEMBER 31,   MARCH 31,
                                  1996          1995         1996
                               -----------  ------------  -----------
                               (UNAUDITED)  (UNAUDITED)   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net patient service
 revenue.....................     $ 5,979       $25,522      $ 7,342
                                  -------       -------      -------
Operating expenses:
 Physicians' salaries(4).....       3,674         7,216        4,175
 Clinic salaries, wages and
   benefits..................       1,291         6,054        1,542
 Clinic rent and lease
   expense...................         497         1,890          514
 Clinic supplies.............         791         4,010          897
 Other clinic expenses.......         367         1,431          400
 General corporate
   expenses..................       1,231         5,453        1,526
 Depreciation and
   amortization..............         215           741          218
                                  -------       -------      -------
   Total operating
     expenses................       8,066        26,795        9,272
                                  -------       -------      -------
Operating income (loss)......      (2,087)       (1,273)      (1,930)
Other (income) expense.......          --             7           --
Net interest expense.........         183           161           35
                                  -------       -------      -------
Income (loss) before income
 taxes.......................      (2,270)       (1,441)      (1,965)
Income taxes (benefit).......          --          (233)          92
                                  -------       -------      -------
Net income (loss)(5).........     $(2,270)      $(1,208)     $(2,057)
                                  =======       =======      =======
Net income (loss) per
 share.......................     $  (.52)       $ (.19)     $  (.31)
                                  =======     =========      =======
Weighted average outstanding
 shares......................   4,337,185     6,403,407    6,535,161
                                =========     =========    =========

                                                                                                     MARCH 31, 1996(1)
                                                                                        ------------------------------------------
                                                                                                                      PRO FORMA AS
                                                                    DECEMBER 31, 1995     ACTUAL      PRO FORMA(6)    ADJUSTED(7)
                                                                    -----------------   -----------   -------------   ------------
                                                                                        (UNAUDITED)    (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...........................................     $   133          $   655        $   655        $ 18,743
Working capital (deficit)...........................................        (411)          (1,735)        (1,470)         21,039
Total assets........................................................      11,614           13,938         16,482          33,566
Long-term debt and capital lease obligations, less current portion..       1,351            1,238          1,731           1,096
Subordinated convertible debt.......................................       5,000            5,000          5,000              --
Total stockholders' equity (net capital deficiency).................      (1,702)          (1,972)          (547)         26,593


(See footnotes on following page)

(1) All of the Company's financial information set forth in this Prospectus includes the operations of the Company and the Illinois Practices. The Company was formed in January 1995 as part of the Reorganization. See "The Company." From the Reorganization through March 31, 1996, the Company and the Illinois Practices were operated under common control. Accordingly, the combined financial data as of June 30, 1995 and for the six months ended June 30, 1995 (included in the combined financial data for the twelve months ended June 30, 1995) and as of and for the six months and twelve months ended December 31, 1995 and the three months ended March 31, 1996, has been prepared to reflect the combination of business entities which have been operated under common control. Effective April 1, 1996, the Company entered into a 40-year management services agreement with each of the Illinois Practices under which the Company, as opposed to affiliates of the Company, will have perpetual, unilateral control over the assets and operations of the Illinois Practices (other than the practice of medicine). Accordingly, notwithstanding the lack of technical majority ownership of the stock of such entities, consolidation of the Illinois Practices and the entities formed in connection with the Recent Acquisitions will be necessary to present fairly the financial position and results of operations of the Company because of control by means other than ownership of stock. See Note 17 of Notes to Audited Combined Financial Statements of the Company.

(2) In 1995, the Company changed its year-end for financial reporting purposes from June 30 to December 31. Additionally, CHR-NW was acquired in June 1994 and was merged into CHR-Illinois effective January 1995. The 1994 balance sheet data includes the accounts of CHR-Illinois and CHR-NW, and the 1994 and 1993 statement of operations data includes only the accounts of CHR-Illinois. See Note 1 of Notes to Audited Combined Financial Statements of the Company.

(3) Gives effect to (i) the sale of the 2,000,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $14.00 per share) and the application of the net proceeds therefrom as described under "Use of Proceeds," (ii) the Recent Acquisitions, (iii) the conversion of $2.5 million principal amount of the Convertible Note, and (iv) the exercise of an option to purchase 96,000 shares held by Vishvanath Karande, M.D., a selling stockholder, as if all such events had occurred on January 1, 1995. The pro forma combined statement of operations data for 1995 does not purport to represent what the Company's results of operations would have been if such events had actually occurred on January 1, 1995. The pro forma financial information is presented for the twelve month period ended December 31, 1995 because, effective December 31, 1995, the Company changed its year end for financial reporting purposes from June 30 to December 31. See Notes 1 and 17 of Notes to Audited Combined Financial Statements of the Company.

(4) For the three months ended March 31, 1996, physicians' salaries includes a charge of approximately $2.0 million attributable to the Company as a result of the restructuring of an option among the Company's principal stockholders. See "Certain Transactions -- Restructuring of Miller Option" and Note 17 of Notes to Audited Combined Financial Statements.

(5) From inception in January 1995, the Company has been an S corporation and has not been subject to federal (and some state) corporate income taxes. Had the Company been subject to federal and state income taxes during these periods, net income (loss) and net income (loss) per share would not have been impacted because any deferred tax asset resulting from the net losses reflected during these periods was fully reserved. Prior to the consummation of this offering the Company will terminate its S corporation status and thereafter will be treated as a C corporation.

(6) Gives effect to the Recent Acquisitions as if all such transactions had occurred on March 31, 1996.

(7) Adjusted to give effect to the sale of the 2,000,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $14.00 per share) and the application of the net proceeds therefrom as described under "Use of Proceeds" and the conversion of the Convertible Note as if such event had occurred as of such date.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The following Unaudited Pro Forma Combined Balance Sheet as of March 31, 1996 and the Unaudited Pro Forma Combined Statements of Operations for the twelve months ended December 31, 1995 and the three months ended March 31, 1996 have been prepared to reflect adjustments to the Company's historical results of operations and financial positions to give effect to the Recent Acquisitions. The Unaudited Pro Forma Combined Balance Sheet reflects such transactions as if they had occurred as of March 31, 1996 and the Unaudited Pro Forma Combined Statements of Operations reflect such transactions as if they had occurred as of January 1, 1995.

     The Unaudited Pro Forma Combined Balance Sheet as of March 31, 1996 gives effect to this offering (at an assumed public offering price of $14.00 per share) and the application of net proceeds therefrom as if this offering occurred on March 31, 1996. The Unaudited Pro Forma Combined Statements of Operations for the twelve months ended December 31, 1995 and the three months ended March 31, 1996 give effect to this offering (at an assumed public offering price of $14.00 per share) and the application of net proceeds therefrom as if this offering occurred on January 1, 1995. See "Use of Proceeds."

     The pro forma financial statements have been prepared by the Company based on the financial statements of the Company and the physician groups acquired in the Recent Acquisitions, the financial statements of which are included elsewhere in this Prospectus. For purposes of preparing the pro forma financial statements, the results of operations of the Company have been adjusted to give effect to the change in the Company's financial reporting year end and to combine the estimated results of operations for the managed practices based upon the historical medical practice results of the respective practices. Adjustments have been made to the operating costs based upon the Company's evaluation of such costs. These pro forma financial statements are presented for illustrative purposes only and are not necessarily indicative of the results that would have been obtained if the transactions had occurred on the dates indicated or that may be realized in the future. The pro forma information should be read in conjunction with the Company's Audited Combined Financial Statements and the notes thereto and the historical financial statements of the acquired physician groups and the notes thereto included elsewhere in this Prospectus.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                                 MARCH 31, 1996

                                      HISTORICAL                                   PRO FORMA
                             ----------------------------   -------------------------------------------------------
                                              RECENT         ACQUISITION                 OFFERING
                             COMPANY(A)   ACQUISITIONS(B)   ADJUSTMENTS(B)   COMBINED   ADJUSTMENTS     AS ADJUSTED
                             ----------   ---------------   --------------   --------   -----------     -----------
                                                                 (IN THOUSANDS)
ASSETS
Current assets:
  Cash......................  $    655        $   225           $ (225)      $   655      $18,088(C)      $18,743
  Receivables
    Patients, net of
      allowance.............     4,655            857               --         5,512           --           5,512
    Other...................        88             10               --            98           --              98
  Notes receivable from
    officers/stockholders...     1,399             --               --         1,399           --           1,399
  Prepaid expenses,
    inventories and other...       483             24               --           507           --             507
                              --------        -------           ------       -------      -------         -------
      Total current
         assets.............     7,280          1,116             (225)        8,171       18,088          26,259
Property and equipment......     6,673            643              365         7,681           --           7,681
Less accumulated
  depreciation..............     2,142             --               --         2,142           --           2,142
                              --------        -------           ------       -------      -------         -------
                                 4,531            643              365         5,539           --           5,539
Goodwill, net of accumulated
  amortization..............       543             --              614         1,157           --           1,157
Deferred taxes..............        --              9               (9)           --           --              --
Other assets................     1,584             34               (3)        1,615       (1,004)(D)         611
                              --------        -------           ------       -------      -------         -------
      Total assets..........  $ 13,938        $ 1,802           $  742       $16,482      $17,084         $33,566
                              ========        =======           ======       =======      =======         =======
LIABILITIES AND
STOCKHOLDERS'
EQUITY (NET CAPITAL
DEFICIENCY)
Current liabilities:
  Notes payable.............  $  2,957        $    --           $   --       $ 2,957      $(2,957)(E)     $    --
  Current portion of long
    term debt and capital
    lease obligations.......       638            230               --           868         (330)(E)         538
  Notes payable to
    officers/stockholders...     1,165              8               (8)        1,165           --           1,165
  Accounts payable..........     2,558            393              (70)        2,881       (1,004)(E)       1,877
  Income taxes payable......        --            106             (106)           --           --              --
  Accrued liabilities
    Compensation............       973             --               --           973           --             973
    Other...................       163            121              (48)          236         (130)(E)         106
  Deferred revenue..........       561             --                            561           --             561
  Deferred income taxes.....        --            166             (166)           --           --              --
                              --------        -------           ------       -------      -------         -------
      Total current
         liabilities........     9,015          1,024             (398)        9,641       (4,421)          5,220
Long term debt and capital
  lease obligations, less
  current portion...........     1,238            493               --         1,731         (635)(E)       1,096
Deferred rent...............       657             67              (67)          657           --             657
Subordinated convertible
  promissory note...........     5,000             --               --         5,000       (5,000)(F)          --
Stockholders' equity (net
  capital deficiency):
Common stock................        --              5               (5)           --            1(G)            1
Additional paid-in
  capital...................     2,156              3            1,422         3,581       26,863(G)       30,444
Retained earnings
  (accumulated
  deficit)(I)...............    (4,128)           210             (210)       (4,128)         276(H)       (3,852)
                              --------        -------           ------       -------      -------         -------
Total stockholders' equity
  (net capital
  deficiency)...............    (1,972)           218            1,207          (547)      27,140          26,593
                              --------        -------           ------       -------      -------         -------
                              $ 13,938        $ 1,802           $  742       $16,482      $17,084         $33,566
                              ========        =======           ======       =======      =======         =======

     See accompanying notes to Unaudited Pro Forma Combined Balance Sheet.

              NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET

     (A) Represents the combined historical balance sheet of the Company as of March 31, 1996.

     (B) On May 1, 1996, the Company acquired the nonmedical assets of two physician groups, representing three physicians who are specialists in the field of reproductive endocrinology and infertility. These physician groups are located in the New York City metropolitan area in northern New Jersey and the Tampa/St. Petersburg metropolitan area.

     The amounts reflected in Recent Acquisitions represent the combined historical balance sheets as of March 31, 1996 for the Florida and New Jersey practices that were acquired.

     The estimated fair value of the assets acquired is summarized below:

                                                              NEW JERSEY    FLORIDA     TOTAL
                                                              ----------    -------    -------
                                                                       (IN THOUSANDS)
        Accounts receivables, net..........................     $  569       $  298    $   867
        Prepaid expenses...................................         13           11         24
        Property and equipment.............................        274          734      1,008
        Excess purchase price over fair value of net assets
          acquired.........................................         --          614        614
        Other assets.......................................         --           31         31
        Liabilities assumed................................       (297)        (825)    (1,122)
                                                                ------       ------    -------
                                                                $  559       $  863    $ 1,422
                                                                ======       ======    =======

     The acquisition price for each transaction was funded with Common Stock of the Company. Fertility Center of Northern New Jersey, P.A. ("Fertility Center") received 71,654 shares with the right to receive an additional 29,778 shares upon completion of this offering and the attainment of certain financial targets. A Center for Gynecology, P.A. ("Center for Gynecology") received 107,480 shares, with the right to receive an additional 3,157 shares upon completion of this offering. The value of shares issued in these transactions is $558,901 and $862,969, respectively, for Fertility Center and Center for Gynecology, based upon the fair market value of such shares as of the dates of the respective purchase agreements of $7.80 per share. The excess of cost over the fair value of the net assets acquired is amortized over the life of the management services agreements, which is 40 years.

     (C) Includes the issuance of 2,000,000 shares of Common Stock offered by the Company hereby (at an assumed offering price of $14.00 per share) and the use of the proceeds therefrom as follows:

                                                                            (IN THOUSANDS)
                                                                            --------------
        Gross proceeds of the offering...................................      $ 28,000
        Underwriting discounts and commissions...........................         1,960
        Expenses related to the offering.................................         1,400
                                                                               --------
          Net proceeds...................................................        24,640
        Retirement of Subordinated convertible promissory note; paydown
          of notes payable and other liabilities.........................         6,552
                                                                               --------
        Net increase in cash and cash equivalents........................      $ 18,088
                                                                               ========

     The Company intends to use the net increase in cash and cash equivalents for acquisitions, working capital and other general corporate purposes. Pending those uses, the net increase in cash and cash equivalents will be invested in short term, interest bearing, investment grade securities.

     (D) The adjustment to other assets reflects the payment of offering costs previously deferred and offset against the offering proceeds at the time of completion of this offering.

     (E) Reflects the use of $5,056,000 of the net proceeds of this offering to repay notes payable and other liabilities.

     (F) Reflects the conversion of $2,500,000 of the principal amount of the Convertible Note into Common Stock and the retirement of $2,500,000 principal amount of the Convertible Note plus accrued interest.

     (G) Reflects the net proceeds of this offering of $24,640,000, plus $2,500,000 attributable to the conversion of the Convertible Note, minus the undistributed losses of the Company (since an S corporation) of $276,000 and minus the par value for common stock of $1.

     (H) The undistributed losses of the Company (since a Subchapter S Corporation) reclassified to paid in capital.

     (I) The combined accumulated deficit at March 31, 1996 includes $2,253,430 of accumulated deficit attributable to CHR-Illinois and CHR-Perinatal in which the principal officers/stockholders of the Company are principal stockholders and/or officers. On June 5, 1996, the Company acquired certain assets of CHR-Illinois for the assumption of certain liabilities. This asset transfer had no impact on the Financial Statements. After taking into account this transaction, the combined accumulated deficit at March 31, 1996 would have included approximately $1,138,462 of accumulated deficit attributable to CHR-Illinois.

             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)




                                               FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995
                                ---------------------------------------------------------------------------
                                     HISTORICAL(A)             PRO FORMA(B)              PRO FORMA(C)
                                -----------------------  ------------------------  ------------------------
                                              RECENT     TRANSACTION                OFFERING         AS
                                 COMPANY   ACQUISITIONS  ADJUSTMENTS    COMBINED   ADJUSTMENTS    ADJUSTED
                                ---------  ------------  -----------    ---------  -----------    ---------
Net patient service revenue....   $19,918     $5,604         $  --       $25,522       $  --        $25,522
                                ---------     ------        -----       ---------    ------       ---------
Operating expenses:
  Physicians' salaries.........     4,982      2,145           89(D)       7,216         --           7,216
  Clinic salaries, wages and
    benefits...................     4,833      1,286          (65)(D)      6,054         --           6,054
  Clinic rent and lease
    expense....................     1,540        350           --          1,890         --           1,890
  Clinic supplies..............     3,624        386           --          4,010         --           4,010
  Other clinic
    expenses...................     1,257        174           --          1,431         --           1,431
  General corporate expenses...     4,795        720          (62)(G)      5,453         --           5,453
  Depreciation and
    amortization...............       727        154          (73)(H)        808        (67)(I)         741
                                ---------     ------        -----       ---------    ------       ---------
  Total operating expenses.....    21,758      5,215         (111)        26,862        (67)         26,795
                                ---------     ------        -----       ---------    ------       ---------
Operating income (loss)........    (1,840)       389          111         (1,340 )       67          (1,273)
Other (revenue) expense........        32        (25)          --              7         --               7
Net interest expense...........       328         43           --            371       (210)(J)         161
                                ---------     ------        -----       ---------    ------       ---------
Income (loss) before income
  taxes........................    (2,200)       371          111         (1,718 )      277          (1,441)
Income taxes
  (benefit)....................      (382)       149           --           (233 )       --            (233)
                                ---------     ------        -----       ---------    ------       ---------
Pro forma net income (loss)....   $(1,818)     $ 222        $ 111        $(1,485 )    $ 277         $(1,208
                                =========     ======        =====       =========    ======       =========
Pro forma net income (loss) per
  share(K).....................   $  (.47)                               $  (.37 )                  $  (.19)
                                =========                               =========                 =========
Pro forma weighted average
  outstanding shares........... 3,853,231                               4,032,365                 6,403,407
                                =========                               =========                 =========

                                                    FOR THE THREE MONTHS ENDED MARCH 31, 1996
                                  ------------------------------------------------------------------------------
                                         HISTORICAL(A)              PRO FORMA(B)              PRO FORMA(C)
                                  ---------------------------  -----------------------  ------------------------
                                                    RECENT     TRANSACTION               OFFERING         AS
                                    COMPANY      ACQUISITIONS  ADJUSTMENTS    COMBINED  ADJUSTMENTS    ADJUSTED
                                  -----------    ------------  -----------    --------  -----------    ---------
Net patient service revenue....      $ 5,979        $1,363         $ --       $ 7,342       $ --         $ 7,342
                                   ---------        ------         ----       -------       -----        -------
Operating expenses:
  Physicians' salaries.........        3,674(E)        383          118(D)      4,175         --           4,175
  Clinic salaries, wages and
    benefits...................        1,291           277          (26)(D)     1,542         --           1,542
  Clinic rent and lease
    expense....................          497            84          (67)(F)       514         --             514
  Clinic supplies..............          791           106           --           897         --             897
  Other clinic
    expenses...................          367            33           --           400         --             400
  General corporate expenses...        1,231           341          (46)(G)     1,526         --           1,526
  Depreciation and
    amortization...............          215            45          (25)(H)       235        (17)(I)         218
                                   ---------        ------        -----       -------      -----       ---------
  Total operating expenses.....        8,066         1,269          (46)        9,289        (17)          9,272
                                   ---------        ------        -----       -------      -----       ---------
Operating income (loss)........       (2,087)           94           46        (1,947)        17          (1,930)
Other (revenue) expense........           --            --           --            --         --              --
Net interest expense...........          183            23           --           206       (171)(J)          35
                                   ---------        ------        -----       -------      -----       ---------
Income (loss) before income
  taxes........................       (2,270)           71           46        (2,153)       188          (1,965)
Income taxes
  (benefit)....................           --            92           --            92         --              92
                                   ---------        ------        -----       -------      -----       ---------
Pro forma net income (loss)....      $(2,270)        $ (21)       $  46       $ (2,24)     $ 188         $(2,057)
                                   =========        ======        =====       =======      =====       =========
Pro forma net income (loss) per
  share(K).....................      $  (.52)                                                            $  (.31)
                                   =========                                                           =========
Pro forma weighted average
  outstanding shares...........    4,337,185                                                           6,535,161
                                   =========                                                           =========

See accompanying notes to Unaudited Pro Forma Combined Statement of Operations.

         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

     (A) The historical statements of operations for the Company have been restated to reflect the change in reporting year end from fiscal year ended June 30, 1995 to a calendar year reporting period. The restatement was accomplished by adding the six months ended December 31, 1995 to the twelve months ended June 30, 1995 and deducting the six months ended December 31, 1994.

     (B) The historical statements of operations data for the physician groups recently acquired with which the Company has entered into definitive agreements represents the combined summary results of operations of such groups for January 1, 1995 through December 31, 1995 and the three months ended March 31, 1996. The transactions will be accounted for as asset purchases. The effects of the transactions on the Company's results of operations have been reflected as if the transactions had taken place as of January 1, 1995.

     (C) In the pro forma presentation for the year ended December 31, 1995 and the three months ended March 31, 1996, a substantial part of the operations data for the Company and the physician groups recently acquired is based on unaudited financial information that, in the opinion of management, is presented on a basis consistent with that of the historical results.

     (D) Reflects the addition of compensation expenses of $89,000 and $118,000 that would have been incurred under amended employment agreements and the elimination of pension plan expenses of $65,000 and $26,000 that would not have been incurred pursuant to the terms of the management services agreements for the twelve months ended December 31, 1995 and the three months ended March 31, 1996, respectively.

     (E) The expense of $3.7 million in the three months ended March 31, 1996 includes a charge of approximately $2.0 million attributable to the Company as a result of the restructuring of an option among the Company's principal stockholders. See "Certain Transactions -- Restructuring of Miller Option" and
Note 17 of Notes to Audited Combined Financial Statements of the Company.

     (F) Reflects the elimination of deferred rent attributable to the amended office lease.

     (G) Reflects the elimination of billing and management fee expenses and the addition of malpractice insurance coverage that would be incurred pursuant to the management services agreements as follows:

                                                   TWELVE MONTHS ENDED      THREE MONTHS ENDED
                                                    DECEMBER 31, 1995         MARCH 31, 1996
                                                   -------------------      ------------------
        Billing Service Expenses................        $  96,000                $ 39,000
        Management Fee Expenses.................           23,000                   7,000
        Malpractice Insurance Coverage..........          (57,000)                     --
                                                       ----------               ---------
                                                        $  62,000                $ 46,000
                                                       ==========               =========

     (H) Reflects the elimination of amortization for the organization costs and the covenant not to compete, the addition of amortization for goodwill associated with management services agreements amortized over contractual term of 40 years and a reduction of depreciation expense attributable to a change in the estimated useful life of medical equipment from five to seven years.

                                                   TWELVE MONTHS ENDED      THREE MONTHS ENDED
                                                    DECEMBER 31, 1995         MARCH 31, 1996
                                                   -------------------      ------------------
        Amortization:
          Organization costs....................        $  (1,000)               $     --
          Covenant not to compete...............          (11,000)                 (3,000)
          Goodwill..............................           29,000                   4,000
        Depreciation............................          (90,000)                (26,000)
                                                       ----------              ----------
                                                        $ (73,000)               $(25,000)
                                                       ==========              ==========

     (I) Reflects the elimination of amortization attributable to deferred financing costs relating to debt outstanding in 1995 which will be retired upon consummation of this offering.

     (J) Reflects the retirement of outstanding interest bearing liabilities of the Company and the acquired practices based upon the use of proceeds as described in Note C to the Unaudited Pro Forma Combined Balance Sheet. Interest expense was decreased by approximately $210,000 and $171,000 for the twelve months ended December 31, 1995 and the three months ended March 31, 1996, respectively. The interest was computed using actual interest expense accrued during the twelve months ended December 31, 1995 and three months ended March 31, 1996. Interest on various components was as follows:

                                                   TWELVE MONTHS ENDED      THREE MONTHS ENDED
                                                    DECEMBER 31, 1995         MARCH 31, 1996
                                                   -------------------      ------------------
        Convertible Note (10%)..................        $  42,000                $125,000
        Note Payable (9%, 8.25%)................          124,000                  23,000
        Other (8.25%)...........................            1,000                      --
        Recent Acquisition -- NJ
          (7%, weighted average)................           17,000                   3,000
        Recent Acquisition -- FL
          (8.85%, weighted average).............           26,000                  20,000
                                                        ---------               ---------
                                                        $ 210,000                $171,000
                                                        =========               =========

     (K) Net income per share is based on the weighted average number of shares of Common Stock and common stock equivalents outstanding during the period in accordance with the applicable rules of the Commission. See Notes 1 and 9 to Audited Combined Financial Statements of the Company. Pro forma net income per share includes the shares issued in the Recent Acquisitions as if issued on January 1, 1995. Pro forma net income per share, as adjusted, includes the 2,000,000 shares offered by the Company in this offering and the shares issued in the Recent Acquisitions.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the results of operations and financial condition of the Company should be read in conjunction with the Company's Combined Financial Statements and the Notes thereto included elsewhere in this Prospectus.

OVERVIEW

     The Company was formed as an Illinois corporation in January 1995 as part of a reorganization in which the Company succeeded to the conduct of the business, other than the practice of medicine, of CHR-Illinois. The Company, CHR-Illinois, CHR-Perinatal and CHR-Endoscopic were operated under common control during the three months ended March 31, 1996 and the twelve months ended December 31, 1995, and the 1995 and first quarter of 1996 combined financial data has been prepared to reflect the combination of business entities which have been operated under common control. In 1995, the Company changed its year-end for financial reporting purposes from June 30 to December 31. Additionally, CHR-NW was acquired in June 1994 and was merged into CHR-Illinois effective January 1995. The 1994 balance sheet data includes the accounts of CHR-Illinois and CHR-NW, and the 1994 and 1993 statement of operations data includes only the accounts of CHR-Illinois. See Note 1 of Notes to Audited Combined Financial Statements of the Company. The Company currently provides physician practice management services to the following five medical corporations that provide medical services at 17 Centers: (i) CHR-Illinois, (ii) CHR-Endoscopic, (iii) CHR-New York, (iv) CHR-New Jersey and (v) CHR-Florida. As a result of the Company's limited period of management of these practices and rapid expansion of the business, the Company believes that the period to period comparisons and percentage relationships within periods set forth below may not necessarily be meaningful.

ACQUISITION AND AFFILIATION SUMMARY

     Since March 1995, the Company has completed several transactions, including acquisitions, medical school program affiliations, key physician hirings and new Center openings, that solidified its market presence in the Chicago metropolitan area and increased the number of Chicago area Centers from seven to 11 and the number of Chicago area affiliated physicians and scientists from 10 to 27. In March 1995, Charles Miller, M.D., an endoscopic surgeon and infertility specialist, joined the Company as Medical Director and Director of Endoscopic Surgery. Dr. Miller also serves as a Director of CHR-Illinois and Vice President and a Director of CHR-Endoscopic. Prior to joining the managed practices, Dr. Miller was the founding director of one of the leading hospital based infertility programs in the Chicago metropolitan area. In March 1995, John Rinehart, M.D., Ph.D., Rodney Hoxsey, M.D. and Ellen Snowden, M.D. became affiliated with the managed practices, helping solidify the Centers' presence in certain targeted geographical areas and adding a nationally known ART team to complement the existing experience of the managed practices. In March 1995, Marybeth Gerrity, Ph.D. joined the Company as Vice President of Operations and Development, adding her clinical and regulatory expertise to the Company. Drs. Rinehart, Hoxsey, Snowden and Gerrity represent the teaching faculty of the Evanston-Glenbrook Hospitals, a teaching affiliate of Northwestern University Medical School. In August 1995, Antonio Scommegna, M.D., and Bert Scoccia, M.D., brought their affiliation with the University of Illinois to the managed practices, and the Centers became the official Reproductive Endocrinology and Infertility program of the University of Illinois. Dr. Scommegna is Professor and Chair and Dr. Scoccia is Director of the Division of Reproductive Endocrinology and Infertility of the Department of Obstetrics and Gynecology of the University of Illinois at Chicago. In March 1996, Carolyn Coulam, M.D. joined the Company as National Administrative Director of Reproductive Immunology, bringing her expertise in repeated pregnancy loss and the diagnosis and treatment of immunologic infertility from her previous position at the nationally known Genetics and IVF Institute in Fairfax, Virginia. In addition, the managed practices have opened two additional Centers in the Chicago metropolitan area since March 1995.

     The Company is in the process of establishing additional networks in the New York City metropolitan area, including New Jersey, the Syracuse metropolitan area and the Tampa/St. Petersburg metropolitan area. The Company entered these areas because of the size of these markets, the presence of high quality, nationally and internationally known physicians with complementary practices and the opportunity to establish affiliations with highly regarded medical school programs. Giving effect to the Recent Acquisitions and the recent and pending medical school program affiliations (excluding Mount Sinai) in New York, New Jersey and Florida, the Company would be affiliated with 19 Centers and 41 physicians and scientists.


     In 1996, the Company has acquired two medical practices in these targeted markets. Each of the practice acquisitions was structured as a merger of the nonmedical assets of the acquired practice into the Company in exchange for a number of shares of Common Stock determined based upon the value of the accounts receivable and other assets acquired and an evaluation of the historical revenues generated by the practice. In the New Jersey acquisition, the physician became a shareholder of the managed practice and in each case the physician became an employee of the managed practice formed in that particular state. See "Business -- Affiliation Process."


     In the New York metropolitan area, the Company has acquired the nonmedical assets of Fertility Center in consideration for 71,654 shares of Common Stock, plus an additional 29,778 shares upon completion of this offering and the attainment of certain financial targets. Fertility Center services the New Jersey suburbs of New York City, and the principal of this practice, Daniel Navot, M.D., has entered into an employment agreement with CHR-New Jersey. In addition, the Company has entered into an affiliation agreement with Columbia University Medical School in New York City and into a letter of intent to establish an affiliation with State University of New York-Upstate Medical Center in Syracuse, New York. Both medical school teaching departments would integrate their respective reproductive endocrinology and infertility private practice programs into CHR-New York under the respective leadership of Mark V. Sauer, M.D., of Columbia University Medical School and Shawky Badaway, M.D., of State University of New York-Upstate Medical Center. The Company also has entered into a letter of intent for an affiliation with Mount Sinai Medical Center in New York City. However, in light of the recently announced potential merger between Mount Sinai and New York University Medical Center, the Company is uncertain as to the likelihood or timing of its possible affiliation with Mount Sinai.


     In Florida, the Company has acquired the nonmedical assets of A Center for Gynecology in consideration for 107,480 shares of Common Stock, plus an additional 3,157 shares upon completion of this offering. The principal of this practice, Edward A. Zbella, M.D., has entered into an employment agreement with CHR-Florida. Dr. Zbella also has become a Director and the Senior Vice President and Director of General Obstetrics and Gynecology Contracting of the Company. In addition, the Company has entered into a letter of intent to establish an affiliation with the University of South Florida in Tampa, pursuant to which this medical school's teaching department would integrate the principal portion of its reproductive endocrinology and infertility private practice program into CHR-Florida under the leadership of Timothy R. Yeko, M.D. who would serve as the Medical Director of CHR-Florida.

     The Company currently is in discussions with a number of physicians and medical schools for potential future practice affiliations in a number of states. There can be no assurance that these discussions will result in new practice affiliations in the near future or at all.

RESULTS OF OPERATIONS

     The following table sets forth the percentages of revenue represented by certain items reflected in the Company's Statement of Operations. The information that follows should be read in conjunction with the Company's Audited Combined Financial Statements and notes thereto included elsewhere herein.

                                    PREDECESSOR
                              ------------------------       SIX MONTHS ENDED            THREE MONTHS ENDED
                                YEAR ENDED JUNE 30,            DECEMBER 31,                   MARCH 31,
                              ------------------------     ---------------------     ---------------------------
                              1993     1994      1995         1994     1995            1995            1996
                              ----     ----      ----         ----     ----            ----            ----
                                                           (UNAUDITED)               (UNAUDITED)     (UNAUDITED)
Net Patient Revenue(1)....... 100.0%   100.0%    100.0%       100.0%       100.0%       100.0%          100.0%
                              -----    -----     -----        -----        -----        -----           -----
Operating Expenses:
  Physician Salaries.........  13.7     20.6      21.7         15.5         24.5         26.7            61.4
  Clinical Salaries, Wages
     and Benefits............  18.8     21.8      28.0         26.2         21.8         29.3            21.6
  Clinic Rent & Lease
     Expense.................   5.4      3.5       7.8          6.6          7.3         11.9             8.3
  Clinic Supplies............  24.5     26.7      25.4         27.4         15.3         36.6            13.2
  Other Clinic Expenses......   5.5      6.5       7.6         10.3          7.1          4.9             6.2
  General Corporate
     Expenses................  21.1     16.5      23.0         16.1         21.6         43.3            20.6
  Depreciation &
     Amortization............   1.7      1.6       4.7          4.5          3.0          5.0             3.6
                              -----    -----     -----        -----        -----        -----           -----
                               90.7     97.2     118.2        106.6        100.6        157.5           134.9
                              -----    -----     -----        -----        -----        -----           -----
Operating Income (Loss)......   9.3      2.8     (18.2)        (6.6)        (0.6)       (57.5)          (34.9)
Other (Income) Expense.......  (0.7)    (4.1)      0.2           --           --         (1.2)             --
Net Interest Expense.........   0.8      0.8       1.7          1.1          1.4          2.7             3.1
                              -----    -----     -----        -----        -----        -----           -----
Income (Loss) Before Income
  Taxes......................   9.2      6.1     (20.1)        (7.7)        (2.0)       (59.0)          (38.0)
Income Taxes (Benefit).......   3.5      0.8      (3.2)         (.5)          --         (7.1)             --
                              -----    -----     -----        -----        -----        -----           -----
Net Income (Loss)............   5.7%     5.3%    (16.9)%       (7.2)%       (2.0)%      (51.9)%         (38.0)%
                              =====    =====     =====        =====        =====        =====           =====

- -------------------------
(1) "Net Patient Revenue" is defined as gross clinic charges less discounts for contractual adjustments.

THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31, 1995

     Changes in results of operations for the three months ended March 31, 1995 as compared to the three months ended March 31, 1996 were caused primarily by the continued implementation of the Company's acquisition strategy, opening of additional office locations and product expansion efforts.

     REVENUES -- Revenue increased from $2.6 million for the three months ended March 31, 1995 to $6.0 million for the three months ended March 31, 1996, an increase of $3.4 million or 131%. This increase primarily was attributable to the increased number of patient visits resulting from the addition of affiliated physicians and the opening of additional office locations. Physicians added since March 31, 1995 accounted for approximately $3.0 million or 50% of the net patient revenue for the three months ended March 31, 1996.

     PHYSICIAN SALARIES -- Physician salaries, which include the salaries and incentive compensation amounts paid to the affiliated physicians, increased from $690,000 for the three months ended March 31, 1995 to $3.7 million for the three months ended March 31, 1996, an increase of $3.0 million or 436%. The increase was attributable to the addition of eleven affiliated physicians since April 1, 1995. In addition, the Company recognized a charge in the three months ended March 31, 1996 of $2.0 million attributable to the Company as a result of the restructuring of an option among the Company's principal stockholders. See "Certain Transactions -- Restructuring of Miller Option." As a percentage of revenue, physician salaries increased from 26.7% to 61.4% for the three months ended March 31, 1995 and 1996, respectively. This increase as a percentage of revenue was primarily the result of the compensation charge discussed above. This increase as a percentage of revenue, exclusive of the compensation charge, would be 28% of revenues, a slight increase from the comparable quarter in 1995.

     CLINICAL SALARIES, WAGES AND BENEFITS -- Clinical salaries, wages and benefits, which include the salaries, wages and benefits of all clinically related personnel, increased from $761,000 for the three months ended March 31, 1995 to $1.3 million for the three months ended March 31, 1996, an increase of $539,000 or 71%. The increase was attributable to the addition of 11 affiliated or employed physicians and scientists and four new locations since April 1, 1995. As a percentage of revenue, clinical salaries decreased from 29.3% to 21.6% for the three months ended March 31, 1995 and 1996, respectively.

     CLINIC RENT AND LEASE EXPENSE -- Clinic rent and lease expense, which includes office rental and related utility costs, increased from $310,000 for the three months ended March 31, 1995 to $497,000 for the three months ended March 31, 1996, an increase of $187,000 or 60%. The increase primarily resulted from the increased facility requirements attributable to the affiliation of eleven physicians and scientists, the related addition of four new Centers since April 1, 1995, and the expansion of medical facilities for the practice of perinatology. As a percentage of revenue, clinic rent and lease expense decreased from 11.9% to 8.3% of net patient revenue for the three months ended March 31, 1995 and 1996, respectively.

     CLINIC SUPPLIES -- Clinic supplies, which include pharmacy and medical supplies, lab tests and other supplies used by the affiliated physician groups, decreased from $952,000 for the three months ended March 31, 1995 to $791,000 for the three months ended March 31, 1996, a decrease of $161,000 or 20%. As a percentage of revenue, clinic supplies decreased from 36.6% for the three months ended March 31, 1995 to 13.2% for the three months ended March 31, 1996. This decrease was primarily a result of improved inventory control and purchasing guidelines for supplies. The Company is committed to continuing to enforce its stringent cost and inventory containment efforts; however, the Company believes that, in light of its limited operating history, it cannot accurately predict whether clinical supplies as a percentage of revenue will continue at their current level.

     OTHER CLINIC EXPENSES -- Other clinic expenses, which consist of repairs and maintenance, insurance, consulting fees, medical equipment rental and other direct practice costs, increased from approximately $127,000 for the three months ended March 31, 1995 to $367,000 for the three months ended March 31, 1996, an increase of $240,000 or 189%. The increase was attributable to a significant increase in repairs and maintenance of medical equipment as well as a general increase in other expenses to the Company's growth in revenues. As a percentage of revenue, other clinic expenses increased from 4.9% for the three months ended March 31, 1995 to 6.2% for the three months ended March 31, 1996.

     GENERAL CORPORATE EXPENSES -- General corporate expenses increased from $1.1 million for the three months ended March 31, 1995 to $1.2 million for the three months ended March 31, 1996, an increase of $100,000 or 9%. As a percentage of revenue, general corporate expenses decreased from 43.3% for the three months ended March 31, 1995 to 20.6% for the three months ended March 31, 1996. This decrease as a percentage of revenue is primarily the result of the Company's ability to achieve operating leverage through the expansion of its revenue base, as well as the impact of the Company's investment in infrastructure in the first quarter of 1995.

     DEPRECIATION AND AMORTIZATION -- Depreciation and amortization expenses increased from $131,000 for the three months ended March 31, 1995 to $215,000 for the three months ended March 31, 1996, an increase of $84,000 or 64%. This increase primarily was attributable to investment in equipment, leases and leasehold improvements of the facilities of physicians that affiliated with the Company and, to a lesser extent, to corporate capital expenditures during this time.

     INTEREST EXPENSE -- Net interest expense increased from $71,000 for the three months ended March 31, 1995 to $183,000 for the three months ended March 31, 1996, an increase of $112,000 or 158%. This increase was attributable to interest expense on the $5.0 million of convertible subordinated debt outstanding for the three months ended March 31, 1996. As a percentage of revenue, net interest expense increased from 2.7% to 3.1% for the three months ended March 31, 1995 and 1996, respectively.

     INCOME TAXES -- For the periods presented, the Company was a Subchapter S corporation for tax purposes and therefore no provision for income taxes was provided since all tax liability flowed through to the individual stockholders of the Company. CHR-Illinois, which was organized as a C Corporation, had net operating losses for both tax and financial reporting purposes and, as a result of the application of the net operating loss, a tax benefit of approximately $186,000 was recognized for the three months ended March 31, 1995.

SIX MONTHS ENDED DECEMBER 31, 1995 COMPARED TO SIX MONTHS ENDED DECEMBER 31,
1994

     The Company's operating results during the six months ended December 31, 1995 were impacted by the Company's acquisition of two practices (Reproductive Biology Resources, Inc. and Reproductive Medicine Associates) and affiliation with twelve physicians and scientists during the six months ended December 31, 1994. The Company also initiated its product expansion strategy through the creation of CHR-Perinatal and CHR-Endoscopic during 1995 and these initial start-up costs were reflected in 1995 results. Changes in results of operations for the six months ended December 31, 1994 as compared to the six months ended December 31, 1995 were caused primarily by these acquisitions, affiliations, implementation of the Company's capitated contract with Blue Cross Blue Shield of Illinois and product expansion efforts.

     REVENUES -- Revenue increased from $6.4 million for the six months ended December 31, 1994 to $12.1 million for the six months ended December 31, 1995, an increase of $5.7 million or 89%. This increase primarily was attributable to the increased number of patient visits resulting from the addition of affiliated physicians during 1995 and the inception of a capitated contract with Blue Cross Blue Shield of Illinois in January 1995. Physicians added since March 31, 1995 accounted for approximately $6.5 million or 54% of the net patient revenue for the six months ended December 31, 1995.

     PHYSICIAN SALARIES -- Physician salaries, which include the salaries and incentive compensation amounts paid to the affiliated physicians, increased from $987,000 for the six months ended December 31, 1994 to $3.0 million for the six months ended December 31, 1995, an increase of $2.0 million or 204%. The increase was attributable to the addition of twelve affiliated physicians and scientists since January 1, 1995. As a percentage of revenue, physician salaries increased from 15.5% to 24.5% for the six months ended December 31, 1994 and 1995, respectively. This increase as a percentage of revenue was primarily the result of the addition of the affiliated physicians and scientists after January 1, 1995 and proportionately lower revenues being initially generated by the two new office locations during the start-up phase, as well as the development of the perinatology practice of CHR-Perinatal.

     CLINICAL SALARIES, WAGES AND BENEFITS -- Clinical salaries, wages and benefits, which include the salaries, wages and benefits of all clinically related personnel, increased from $1.7 million for the six months ended December 31, 1994 to $2.6 million for the six months ended December 31, 1995, an increase of $900,000 or 53%. The increase was attributable to the increased number of clinical personnel necessary to support the additional affiliated physicians and scientists since January 1, 1995, as well as the opening of two new medical facilities. As a percentage of revenue, clinical salaries decreased from 26.2% to 21.8% for the six months ended December 31, 1994 and 1995, respectively.

     CLINIC RENT AND LEASE EXPENSE -- Clinic rent and lease expense, which includes office rental and related utility costs, increased from $423,000 for the six months ended December 31, 1994 to $881,000 for the six months ended December 31, 1995, an increase of $458,000 or 108%. The increase primarily resulted from the increased facility requirements attributable to the affiliation of eight physicians and the related addition of four new Centers since January 1, 1995, and the expansion of medical facilities for the practice of perinatology. As a percentage of revenue, clinic rent and lease expense increased from 6.6% to 7.3% of net patient revenue for the six months ended December 31, 1994 and 1995, respectively.

     CLINIC SUPPLIES -- Clinic supplies, which include pharmacy and medical supplies, lab tests and other supplies used by the affiliated physician groups, increased from $1.7 million for the six months ended December 31, 1994 to $1.8 million for the six months ended December 31, 1995, an increase of $100,000 or 6%. This increase was attributable to the general increase in the level of patient visits generated by the increased physician and scientist employment levels after January 1, 1995. As a percentage of revenue, clinic supplies decreased from 27.4% for the six months ended December 31, 1994 to 15.3% for the six months ended December 31, 1995. This decrease was primarily a result of improved inventory control and purchasing guidelines. In light of the Company's limited operating history, management does not believe that it can accurately predict whether clinical supplies as a percentage of revenue will continue at the current level.

     OTHER CLINIC EXPENSES -- Other clinic expenses, which consist of repairs and maintenance, insurance, consulting fees, medical equipment rental and other direct practice costs, increased from approximately $658,000 for the six months ended December 31, 1994 to $861,000 for the six months ended December 31, 1995, an increase of $203,000 or 31%. The increase was attributable to the overall increase in patient revenue and related increase in patient care resulting from the addition of the twelve affiliated physicians and scientists after January 1, 1995. As a percentage of revenue, other clinic expenses decreased from 10.3% for the six months ended December 31, 1994 to 7.1% for the six months ended December 31, 1995. This decrease was principally due to the Company being able to achieve economies of scale and operating leverage as the Company expanded its operations.

     GENERAL CORPORATE EXPENSES -- General corporate expenses increased from $1.0 million for the six months ended December 31, 1994 to $2.6 million for the six months ended December 31, 1995, an increase of $1.6 million or 160%. This increase primarily was attributable to the addition of personnel and greater support costs associated with the Company's rapid growth since January 1, 1995 as well as an increase in the reserve for doubtful accounts. As a percentage of revenue, general corporate expenses increased from 16.1% for the six months ended December 31, 1994 to 21.6% for the six months ended December 31, 1995.

     DEPRECIATION AND AMORTIZATION -- Depreciation and amortization expenses increased from $286,000 for the six months ended December 31, 1994 to $365,000 for the six months ended December 31, 1995, an increase of $79,000 or 28%. This increase primarily was attributable to investment after January 1, 1995 in equipment, leases and leasehold improvements of the facilities of physicians and scientists that affiliated with the Company subsequent to January 1, 1995 and, to a lesser extent, to corporate capital expenditures during this time.

     INTEREST EXPENSE -- Net interest expense increased from $68,000 for the six months ended December 31, 1994 to $165,000 for the six months ended December 31, 1995, an increase of $97,000 or 143%. This increase was attributable to interest expense on (i) working capital indebtedness of approximately $2.5 million for the six months ended December 31, 1995 as compared to approximately $800,000 for the six months ended December 31, 1994 and (ii) the $5.0 million Convertible Note for one month. As a percentage of revenue, net interest expense increased from 1.1% to 1.4% for the six months ended December 31, 1994 and 1995, respectively.

     INCOME TAXES -- For the periods presented, the Company was a subchapter S corporation for tax purposes and therefore no provision for income taxes was provided since all tax liability flowed through to the individual stockholders of the Company. CHR-Illinois, which was organized as a C Corporation, had net operating losses for both tax and financial reporting purposes during the six months ended December 31, 1994 and, as a result of the application of the net operating loss, a tax benefit of approximately $34,000 was recognized.

FISCAL YEAR ENDED JUNE 30, 1995 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1994

     The Company acquired two practices, completed its merger with an affiliated company and affiliated with ten physicians during the Company's fiscal year ended June 30, 1995 ("Fiscal 1995"), the results of which are included in the Company's operating results from the dates of the respective transactions. In addition, the Company implemented its product expansion strategy through the creation of CHR-Perinatal and CHR-Endoscopic during the first quarter of Fiscal 1995 and these initial start-up costs are reflected in Fiscal 1995 results. Changes in results of operations for Fiscal 1995, as compared to the Company's fiscal year ended June 30, 1994 ("Fiscal 1994"), were caused primarily by these acquisitions, affiliations and product expansion efforts. The Company also entered into a capitated contract with Blue Cross Blue Shield of Illinois in January 1995.

     REVENUES -- Revenue increased from $8.8 million in Fiscal 1994 to $13.9 million in Fiscal 1995, an increase of $5.1 million or 58%. This increase primarily was attributable to the increased number of patient visits resulting from the addition of the ten affiliated physicians during Fiscal 1995 and to the capitated contract with Blue Cross Blue Shield of Illinois. The ten physicians added during Fiscal 1995 accounted for approximately $5.9 million or 43% of the net patient revenue for Fiscal 1995.

     PHYSICIAN SALARIES -- Physician salaries, which include the salaries and incentive compensation amounts paid to the affiliated physicians, increased from $1.8 million during Fiscal 1994 to $3.0 million in Fiscal 1995, an increase of $1.2 million or 67%. The increase was attributable to the addition of ten affiliated physicians since July 1, 1994. As a percentage of revenue, physician salaries increased from 20.6% to 21.7% for Fiscal 1994 and Fiscal 1995, respectively.

     CLINICAL SALARIES, WAGES AND BENEFITS -- Clinical salaries, wages and benefits, which include the salaries, wage and benefits of all clinically related personnel, increased from $1.9 million for Fiscal 1994 to $3.9 million during Fiscal 1995, an increase of $2.0 million or 105%. The increase was attributable to the addition of clinical personnel related to the addition of ten affiliated or employed physicians since July 1, 1994. As a percentage of revenue, clinical salaries increased from 21.8% to 28.0% for Fiscal 1994 and Fiscal 1995, respectively. This increase as a percentage of revenue primarily was caused by the affiliation of ten physicians and the openings of four Centers by the Company during the period.

     CLINIC RENT AND LEASE EXPENSE -- Clinic rent and lease expense, which includes office rental and related utility costs, increased from $307,000 for Fiscal 1994 to $1.1 million for Fiscal 1995, an increase of $793,000 or 258%. The increase was attributable to the affiliation of the ten physicians, the opening of four new Centers, and the expansion of medical facilities for the practice of perinatology. As a percentage of revenue, clinic rent and lease expense increased from 3.5% to 7.8% of revenue for Fiscal 1994 and Fiscal 1995, respectively. This percentage increase principally was due to the Company's rapid expansion and costs associated with expanding operations and the related infrastructure.

     CLINIC SUPPLIES -- Clinic supplies, which include pharmacy and medical supplies, lab tests and other supplies used by the affiliated physician groups, increased from $2.3 million for Fiscal 1994 to $3.5 million in Fiscal 1995, an increase of $1.3 million or 52%. This increase was attributable to the addition of ten affiliated physicians and related increases in patient care since July 1, 1994. As a percentage of revenue, clinic supplies decreased from 26.7% for Fiscal 1994 to 25.4% during Fiscal 1995.

     OTHER CLINIC EXPENSES -- Other clinic expenses, which consist of repairs and maintenance, insurance, consulting fees, medical equipment rental and other direct practice costs, increased from approximately $574,000 for Fiscal 1994 to $1.1 million for Fiscal 1995, an increase of $526,000 or 92%. As a percentage of revenue, other clinic expenses increased from 6.5% for Fiscal 1994 to 7.6% for Fiscal 1995. This percentage increase principally was due to the Company's rapid expansion and costs associated with expanding operations and the related infrastructure.

     GENERAL CORPORATE EXPENSES -- General corporate expenses increased from $1.5 million for Fiscal 1994 to $3.2 million for Fiscal 1995, an increase of $1.7 million or 113%. This increase primarily was attributable to the addition of personnel, greater support costs associated with the Company's rapid growth, and an increase in bad debt expense. As a percentage of revenue, general corporate expenses increased from 16.5% during Fiscal 1994 to 23.0% during Fiscal 1995, primarily as a result of the rapid growth of the Company and its investment in expanding the corporate infrastructure.

     DEPRECIATION AND AMORTIZATION -- Depreciation and amortization expenses increased from $144,000 during Fiscal 1994 to $651,000 during Fiscal 1995, an increase of $507,000 or 352%. This increase primarily was attributable to investments after January 1, 1995 in equipment, leases and leasehold improvements of the facilities of physicians that affiliated with the Company subsequent to January 1, 1995 and, to a lesser extent, to corporate capital expenditures during this time.

     OTHER (INCOME) EXPENSE -- Prior to June 30, 1994, the Company owned 50% of the outstanding stock of CHR-NW. The amount reflected in Other (Income) Expense represented the pro rata share of the

Company's interest in the earnings of CHR-NW. This entity was acquired in its entirety as of June 30, 1994. The expense recognized during Fiscal 1995 represented losses realized on the sale of equipment.

     INTEREST EXPENSE -- Net interest expense increased from $68,000 during Fiscal 1994 to $231,000 during Fiscal 1995, an increase of $163,000 or 240%. This increase was attributable to interest expense on (i) debt obligations totaling approximately $4.0 million during Fiscal 1995 as compared to $2.0 million during Fiscal 1994. As a percentage of revenue, net interest expense increased from 0.8% to 1.7% for Fiscal 1994 and Fiscal 1995, respectively.

     INCOME TAXES -- For the periods presented, the Company was a Subchapter S corporation for tax purposes and therefore no provision for income taxes was provided since all tax liability flowed through to the individual shareholders of the Company. CHR-Illinois, which was organized as a C Corporation, had net operating losses for both tax and financial reporting purposes during Fiscal 1995 and, as a result of the application of the net operating loss, a tax benefit of approximately $454,000 was recognized during Fiscal 1995. The Company recognized income tax expense of $73,000 during Fiscal 1994.

FISCAL YEAR ENDED JUNE 30, 1994 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1993

     During the period of July 1, 1993 to June 30, 1994 the Company was successful in obtaining a number of exclusive contracts with third party payors. In addition the Company opened four new offices which increased the number of patient visits and revenue during this time frame.

     REVENUES -- Revenue increased from $5.5 million in the Company's fiscal year ended June 30, 1993 ("Fiscal 1993") to $8.8 million in Fiscal 1994, an increase of $3.3 million or 60%. Revenues increased primarily due to the Company being successful in obtaining exclusive and semi-exclusive contracts with third party payors as well as opening four new office locations. These new locations increased the number of patient visits as well as the level of patient revenue.

     PHYSICIAN SALARIES -- Physician salaries, which include the salaries and incentive compensation amounts paid to the affiliated physicians, increased from $760,000 during Fiscal 1993 to $1.8 million in Fiscal 1994, an increase of $1.0 million or 137%. As a percentage of revenue, physician salaries increased from 13.7% to 20.6% for Fiscal 1993 and 1994, respectively.

     CLINICAL SALARIES, WAGES AND BENEFITS -- Clinical salaries, wages and benefits, which include the salaries, wages and benefits of all clinical related personnel, increased from $1.0 million for Fiscal 1993 to $1.9 million for Fiscal 1994, an increase of $900,000 or 90%. As a percentage of revenue, clinical salaries increased from 18.8% to 21.8% for Fiscal 1993 and 1994, respectively. This increase as a percentage of revenue primarily was caused by the related openings of two offices acquired during the period.

     CLINIC RENT AND LEASE EXPENSE -- Clinic rent and lease expense which includes office rental and related utility costs, increased from $302,000 for Fiscal 1993 to $308,000 for Fiscal 1994, an increase of $6,000 or 2%. As a percentage of revenue, clinic rent and lease expense decreased from 5.4% to 3.5% of net patient revenue for Fiscal 1993 and 1994, respectively.

     CLINIC SUPPLIES -- Clinic supplies, which include pharmacy and medical supplies, lab tests and other supplies used by the affiliated physicians, increased from $1.4 million for Fiscal 1993 to $2.3 million in Fiscal 1994, an increase of $900,000 or 64%. This increase was attributable to the overall increase in patient revenue and related increase in patient care during Fiscal 1994. As a percentage of revenue, clinic supplies increased from 24.5% for Fiscal 1993 to 26.7% during Fiscal 1994, caused primarily by an increase in pharmacy and medical supplies.

     OTHER CLINICAL EXPENSES -- Other clinical expenses, which consist of repairs and maintenance, insurance, consulting fees, medical equipment rental and other direct practice costs, increased from approximately $303,000 for Fiscal 1993 to $574,000 for Fiscal 1994, an increase of $271,000 or 89%. The increase was attributable to an increase in insurance costs as well as medical consulting fees. As a percentage of revenue, other clinic expenses increased from 5.5% for Fiscal 1993 to 6.5% for Fiscal 1994.

     GENERAL CORPORATE EXPENSES -- General corporate expenses increased from $1.2 million for Fiscal 1993 to $1.5 million for Fiscal 1994, an increase of $300,000 or 25%. This increase primarily was attributable to the addition of personnel and greater support costs associated with the Company's rapid growth, and an increase in bad debt expense. As a percentage of revenue, general corporate expenses decreased from 21.1% during Fiscal 1993 to 16.5% during Fiscal 1994, primarily as a result of achieving economies of scale during the Company's period of rapid growth.

     DEPRECIATION AND AMORTIZATION -- Depreciation and amortization expenses increased from $96,000 during Fiscal 1993 to $144,000 during Fiscal 1994, an increase of $48,000 or 50%. This increase primarily was attributable to investment in equipment, leases and leasehold improvements in the facilities and to a lesser extent, to corporate capital expenditures during this time.

     OTHER (INCOME) EXPENSE -- During Fiscal 1993 and Fiscal 1994, the Company recorded its share of earnings from CHR-NW using the equity method. The amount recognized for Fiscal 1993 and Fiscal 1994 is $37,000 and $349,000, respectively. The increase primarily was caused by an increase in the profitability of CHR-NW.

     INTEREST EXPENSE -- Net interest expense increased from $46,000 during Fiscal 1993 to $68,000 during Fiscal 1994, an increase of $22,000 or 48%. This increase was attributable to interest expense on a greater level of debt outstanding during Fiscal 1994 versus Fiscal 1993. As a percentage of revenue, net interest expense was constant at 0.8%.

     INCOME TAXES -- During Fiscal 1993 and Fiscal 1994, CHR-Illinois, which is organized as a Subchapter C corporation, incurred $194,000 and $73,000 of income tax expense, respectively. As a percentage of income, these amounts represent 3.5% and 0.8% for Fiscal 1993 and Fiscal 1994, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     The Company requires capital to acquire the nonmedical assets of physician practices, to enhance the operations of these practices and to develop and acquire the requisite management infrastructure necessary to manage physician practices effectively. To fund this development and growth, the Company completed the private placement offering of the Convertible Note on December 1, 1995 that provided the Company with net cash proceeds of approximately $5.0 million. As of December 31, 1995, the Company had retired, with a portion of the proceeds of the Convertible Note, approximately $2.5 million outstanding under its credit agreement with Cole Taylor Bank as well as reducing its net working capital obligations by $2.2 million. As of March 31, 1996, the Company had cash of $655,000 and long term debt and leases of $6.2 million. An important aspect of the Company's liquidity is the collection of accounts receivable. The Company has designed its system to maximize collection efforts and to minimize the average collection period of accounts receivable. On a monthly basis, the Company's most significant expenditures are for physician and clinical compensation expense as well as general corporate expenses.

     On February 23, 1996, the Company entered into the Secured Credit Agreement with American National Bank of Chicago. The Secured Credit Agreement provides for borrowing under a revolving line of credit up to the greater of $5.0 million or 80% of eligible receivables, as defined, for one year, with interest at the bank's rate (8.25%, as of April 1, 1996) payable monthly. The borrowings are collateralized primarily by receivables and are personally guaranteed jointly and severally by each of Drs. Gleicher, Pratt, Miller and Karande. As of March 31, 1996 the line of credit balance was $3.0 million.

     The Secured Credit Agreement contains affirmative and negative covenants which require the Company to maintain certain financial ratios (including minimum tangible net worth and maximum indebtedness to cash flow) limit the amount of additional indebtedness, limit the creation or existence of liens, and set certain restrictions on mergers and sales of assets.

     The Company maintained a similar credit agreement with Cole Taylor Bank which was terminated in February 1996. The facility provided for borrowings under a revolving line of credit up to the greater of $2.5 million or 80% of eligible receivables, as defined, for one year, with interest at the bank's rate payable monthly. This facility was jointly and severally guaranteed by Drs. Gleicher, Pratt, Miller and Karande. As of December 31, 1995, the Company did not have any amounts outstanding under this credit facility.

     On December 1, 1995, the Company entered into a Note Purchase Agreement with Nichold Company, a wholly-owned subsidiary of Blue Cross Blue Shield of Illinois, pursuant to which the Company issued to Nichold Company the $5 million Convertible Note. See "Description of Capital Stock -- Subordinated Convertible Promissory Note." The proceeds of the Convertible Note were used to pay down approximately $2.5 million outstanding under the Cole Taylor Bank Credit Agreement as well as retire approximately $2.2 million of various working capital obligations. Upon consummation of this offering, $2.5 million of the principal amount of the Convertible Note, plus all accrued and unpaid interest, will become due without demand or notice.

     The Recent Acquisitions were funded with shares of Common Stock. The Company intends to acquire the assets of additional physician practices and to fund this growth, in part, with existing cash, cash flow from operations and borrowings under the Secured Credit Agreement. The Company believes that its existing cash resources together with net proceeds from the offering will be sufficient to meet the Company's anticipated acquisition, expansion and working capital needs for the next 24 months. Thereafter, the Company may raise capital through the issuance of long term or short term indebtedness or the issuance of securities in private or public transactions to fund future expansions. There can be no assurance that acceptable financing for future acquisitions or for the integration and expansion of existing networks can be obtained. See "Unaudited Pro Forma Combined Financial Information" for additional information concerning the effects on the financial condition of the Company of the net proceeds of this offering.

                                    BUSINESS

GENERAL


     The Company provides comprehensive management and clinical support services to integrated networks of physicians specializing in the field of reproductive medicine, primarily subspecialties of obstetrics and gynecology and related areas of human reproduction. The Company currently manages integrated networks of 17 Centers and 28 physicians in the Chicago, New York City and Tampa/St. Petersburg metropolitan areas. In addition, the Company plans to add two physicians to its network in Florida and to establish an additional network of one Center and two physicians in Syracuse, New York in connection with medical school affiliations for which the Company has entered into letters of intent. The New York City and Florida networks include the Recent Acquisitions. The Company anticipates that each of these pending affiliations will be entered into by the date of the final Prospectus. The Company also has entered into a lease for an additional Center in New York City.



     The first Center was opened in 1981 as an exclusive faculty affiliation with Mount Sinai Hospital and Medical Center in Chicago. Since September 1990, when independent operations began, the Company has grown from one Center and three physicians and scientists with doctoral degrees to 19 Centers and 41 physicians and scientists after giving effect to the pending affiliations and new Centers in New York and Florida. Upon completion of these affiliations, the Company's affiliated physicians will be on staff at approximately 26 hospitals, including several of the country's leading teaching hospitals.


     The Centers provide reproductive medicine services principally relating to the subspecialties of obstetrics and gynecology, reproductive endocrinology and infertility, including traditional drug therapy and surgical therapies, ART and specialized laboratory services, as well as perinatal services. The Company intends to expand the range of obstetrics and gynecology, women's health care and reproductive medicine services offered at the Centers beyond those currently offered to include the provision of comprehensive obstetrics and gynecology services. The Company believes that the addition of these services, coupled with the Company's planned growth and capitated market experience, will contribute to the Company's ability to negotiate national and regional shared-risk arrangements with managed care payors.

     The physician practices that the Company currently manages provide reproductive endocrinology and infertility services to patients insured by 48 third party payors, and maintain three exclusive capitated managed care contracts covering approximately 478,000 lives. The largest of these contracts covers approximately 441,000 lives and is with HMO-Illinois, the state's largest HMO, owned by Blue Cross Blue Shield of Illinois. A subsidiary of Blue Cross Blue Shield of Illinois owns a Convertible Note which is convertible into 5% of the outstanding Common Stock of the Company. In addition, one of the Company's managed practices holds what the Company believes is one of the few capitated managed care contracts for comprehensive obstetrics and gynecology services. Certain of the managed practices also provide perinatal services to patients insured by seven third party payors in the Chicago area, and certain of the managed practices also maintain an exclusive managed care contract relating to the provision of perinatal services. In each of 1995 and the first quarter of 1996, revenues derived from Medicare and Medicaid represented less than 1% of total combined revenues of the Company.


     The Company seeks to establish integrated physician networks through acquisitions of the nonmedical assets of targeted physician practices. The targeted physicians then enter into long-term employment agreements with a medical practice managed by the Company under a long-term management services agreement. In establishing its presence in the Chicago metropolitan area, the Company has developed a clinical and academic affiliation with the University of Illinois College of Medicine in Chicago. Similarly, as part of its strategy for developing integrated networks in the New York and Tampa/St. Petersburg areas, the Company has entered into an affiliation agreement with Columbia University Medical School and into letters of intent for affiliations with State University of New York-Upstate Medical Center in Syracuse, New York and the University of South Florida in Tampa, Florida. The Company also has entered into a letter of intent for an affiliation with Mount Sinai Medical Center in New York City. However, in light of the recently announced potential merger between Mount Sinai and New York University Medical Center, the Company is uncertain as to the likelihood or timing of its possible affiliation with Mount Sinai.

INDUSTRY

     OVERVIEW -- The health care industry in the United States is undergoing profound changes in an effort to manage costs more efficiently while continuing to provide high quality health care services. The United States Health Care Financing Administration has estimated that national health care expenditures in 1995 were over $1 trillion, with approximately $200 billion directly attributable to physician services. Physicians have traditionally provided medical care on a fee-for-service basis which offers few incentives for the efficient utilization of resources and has contributed to increases in health care costs that are significantly higher than inflation. Concerns over the accelerating cost of health care have resulted in the increasing prominence of managed care which often involves shifting the financial risk of providing health care services ultimately to the provider, thus creating incentives to manage costs more efficiently. Health care in the United States historically has been delivered through a fragmented system of health care providers, including individual or small groups of primary care physicians and specialists. According to the American Medical Association ("AMA"), in 1994 there were approximately 685,000 physicians actively involved in providing care in the United States. A 1993 AMA study estimates that there are over 86,000 physicians practicing in 3,600 multi-specialty group practices (consisting of three or more physicians) and over 82,000 physicians practicing in 12,700 single specialty group practices in the United States.

     PHYSICIAN PRACTICE MANAGEMENT -- In response to reductions in the levels of reimbursement by third party payors and the corresponding cost-containment pressures on health care providers, physicians are increasingly seeking to affiliate with larger organizations which manage the nonmedical aspects of physician practices, such as billing, purchasing and contracting with payor entities. Through affiliation with such organizations, including physician practice management companies, physicians gain access to capital, as well as the informational, managerial and administrative resources essential to the delivery of high-quality, cost effective care in the increasingly cost-conscious managed care environment.

     These trends also have resulted in increased pressures from payors on both primary care and specialist practices. Many payors and their intermediaries, including governmental entities and HMOs, are increasingly expecting outside providers of physician services to develop and maintain quality outcomes through utilization review and quality management programs. In addition, such payors and intermediaries typically desire to share the risk of providing services through capitation arrangements which provide for a fixed payment per member for patient care over a specified period of time. This focus on cost-containment and financial risk sharing has placed small and mid-size physician groups and solo practices at a significant competitive disadvantage because they typically have higher operating costs, limited purchasing power with suppliers, and limited abilities to purchase expensive state-of-the-art equipment and invest cost effectively in a sophisticated information system.

     REPRODUCTIVE MEDICINE -- Reproductive medicine encompasses several medical disciplines which focus on male and female reproductive systems and processes. Within the field of reproductive medicine, there are several subspecialties such as obstetrics and gynecology which apply only to women and certain subspecialties, such as reproductive endocrinology, infertility and urology, which apply to both women and men. According to industry sources, expenditures related to infertility services, one of several subspecialties of reproductive medicine, in 1995 exceeded $1 billion.

     Within the specialty of obstetrics and gynecology, there are several subspecialties, including perinatology, reproductive endocrinology, infertility, gynecology/oncology, and endoscopic surgery. Perinatology is a subspecialty that focuses on pregnancies that pose a high risk of medical complications for women, gynecology/oncology focuses on cancer of the female reproductive organs, and endoscopic surgery is a form of minimally invasive surgery designed to correct a variety of gynecological, urological and infertility related problems. Reproductive endocrinology and infertility concern the diagnosis and treatment of all physiological problems in both the male and female which lead to abnormal reproductive functions. Reproductive endocrinologists are physicians who have completed four years of residency training in obstetrics and gynecology and have at least two years of additional training in an approved subspecialty fellowship program.

     Physicians practicing reproductive medicine, therefore, range from the primary care obstetrician or gynecologist to the more specialized endoscopic surgeon, reproductive endocrinologist or urologist. These specialists generally complement, rather than compete with, the work performed by the primary obstetrician or gynecologist. The AMA estimated that in 1994 there were approximately 33,000 obstetricians and gynecologists, 504 reproductive endocrinologists, 2,905 perinatologists and 9,700 urologists board certified in the United States. As of June 1, 1996, the Company was affiliated with 24 fellowship trained reproductive endocrinologists, two perinatologists and one urologist. The Company has entered into agreements or letters of intent (excluding Mount Sinai) pursuant to which the Company will become affiliated with an additional four fellowship trained reproductive endocrinologists. The Company believes that its affiliated physicians are among the leading physicians in their respective specialties and that its affiliations with these physicians will enable it to (i) affiliate with additional leading physicians in these and other specialties, and (ii) obtain additional managed care contracts, including contracts for comprehensive obstetrics and gynecology services.


     Although the services offered at the Centers currently are being expanded to include a broader range of services, including general obstetrics and gynecology, to date substantially all of the Company's revenues have been derived from reproductive endocrinology and infertility services. According to The American Society for Reproductive Medicine, it is estimated that one in ten couples of childbearing age in the United States suffer from infertility, which is defined as the inability of noncontracepting, sexually active women to become pregnant after having tried for at least one year. It is estimated that approximately 1.3 million patients in the United States annually seek treatment for problems with infertility. The Company believes that multiple factors over the past several decades have affected fertility levels, including the mother's age at first-birth and the increasing interval between marriage and first-birth. Deferral of both marriage and first-birth have caused a shift in demographics of the United States and consequently explains part of the increase in demand for assisted reproductive technology. In addition, the technological advances in the diagnosis and treatment of infertility have enhanced treatment outcomes and the prognosis for many couples.

     Historically, conventional infertility treatment and ART services have not been covered by insurance plans; however, some third party payors have begun paying a portion of these services in an effort to offer comprehensive obstetrics and gynecology services to their members. As of June 1, 1996, ten states, including Illinois, had laws mandating varying levels of insurance coverage for infertility services.

     The trends which are leading physicians to affiliate with physician practice management companies are amplified in the field of reproductive medicine due to several factors, including (i) the increasingly high level of specialized skills and technology required to effectively utilize and improve upon new techniques, such as micromanipulation and gynecoradiology, (ii) the capital intensive nature of acquiring and maintaining state-of-the-art reproductive medical equipment and laboratory and clinical facilities, (iii) the need to develop and maintain specialized management information systems to meet the increasing demands of technological advances, patient monitoring and third party payors, and (iv) the need for 24 hour, seven days a week service to respond to patient emergencies and to optimize the outcomes of patient treatments.

BUSINESS STRATEGY

     The Company's strategy is to develop integrated management networks for human reproductive services through practice affiliations that provide high quality, cost-effective care in targeted geographic markets. The principal elements of this strategy include:

     AFFILIATE WITH LEADING PHYSICIAN PRACTICES -- The Company seeks to affiliate with targeted leading physician practices by capitalizing on (i) the professional reputation of the Company and its affiliated physicians, (ii) the Company's existing relationships with professionals and academics who practice in the reproductive medicine field, as well as with medical schools, managed care companies and other insurance companies, (iii) relationships with general obstetricians and gynecologists and primary care physicians, and (iv) the extensive experience of the Company's affiliated physicians in providing reproductive medicine services. The Company believes that the relationships that it has formed over the years through its affiliated physicians and nonphysician professionals and their research, professional involvement and provision of innovative, high quality care afford the Company the opportunity to attract the leading physician practices in its targeted markets.

     DEVELOP INTEGRATED PRACTICE NETWORKS -- In connection with its acquisition and affiliation strategy, the Company seeks to establish locally integrated specialty networks of physicians. The locally integrated networks provide individual physicians with access to the collective knowledge and experience of the Company's affiliated physicians and provide patients with access to a network of reproductive medical specialists 24 hours a day, seven days a week, which the Company believes leads to better care and patient satisfaction. The economies of scale inherent in this network system enable the Company to reduce the operating costs of its affiliated practices by centralizing certain clinical functions, billing and collections, payroll and accounting and by negotiating regional and national contracts for supplies, pharmaceuticals, equipment, services and insurance. Once practice affiliations are established in a market, the Company seeks to expand the services offered by the affiliated practices by assisting the new affiliated practices in offering services which they previously may have outsourced, such as laboratory and medical imaging services, or which they previously may not have offered, such as advanced endoscopic surgery, ART, micromanipulation, gynecoradiology and perinatology. In addition to the services currently provided, the Company plans to continue to expand the range of reproductive services offered by physicians practicing in the Company's networks by adding obstetrics and gynecology, women's health and reproductive medicine services. The Company believes that it will be able to successfully apply the management expertise and methodologies the Company has developed with respect to reproductive endocrinology and infertility to these other medical areas.

     PURSUE NATIONAL AND REGIONAL MANAGED CARE CONTRACTS -- The Company believes that managed care will play an increasing role in the provision of reproductive medical services, including obstetrics and gynecology subspecialties. The Company has focused its efforts on establishing integrated networks of high quality physicians in metropolitan markets and using its proprietary information system and existing capitated contract experience to pursue national and regional managed care contracts by negotiating for and effectively pricing capitated contracts and managing outcomes and utilization rates. The Company believes that its current capitated contract experience will enhance its ability to market its capitated services and negotiate shared-risk arrangements.

     REENGINEER THE DELIVERY OF MEDICAL SERVICES -- The Company's approach to providing physician practice management services includes encouraging its affiliated practices to explore and develop ways to improve the delivery of medical services. For example, in the late 1980's, Norbert Gleicher, M.D., President, Chief Executive Officer and founder of the Company, developed a cesarean section reduction program which reengineered the way obstetrical services were provided within a large hospital department. The Company continuously monitors and evaluates the delivery of medical services in an effort to further improve outcomes and reduce costs of high quality treatment. Key to the affiliated practices' ability to effectively reengineer the provision of medical services is the collective experience of the Company's affiliated physicians and nonphysician professionals in providing care and conducting research, the Company's proprietary data base, the Company's affiliation with leading academicians and medical schools, and the Company's collaboration with managed care companies in conducting clinical studies.

     PROVIDE A NATIONAL INFORMATION SYSTEM -- The Company collects and analyzes clinical, patient, administrative and financial data using a proprietary information system. This system and the acquired data enhance the Company's ability to control expenses, effectively manage utilization rates and maximize reimbursements. The Company believes that this system and its related data base also will contribute to the Company's ability to continue to effectively price and attract managed care contracts, including capitated contracts. Part of the Company's process of establishing practice affiliations is to integrate its affiliated practices into the Company's information system by installing and maintaining in each Center the technology and skills necessary for each affiliated practice to effectively utilize the Company's information system and to allow the Company to incorporate each affiliated practice's historical and current data into the system. To date, the Company has developed its information system in the fields of reproductive endocrinology, infertility and perinatology, and the Company believes that it will be able to effectively apply this system to other areas of reproductive medicine.

PHYSICIAN AFFILIATION


     AFFILIATION PROCESS -- The Company currently provides management services to five medical corporations that provide medical services at 17 Centers in Illinois, Indiana, New York, New Jersey and Florida and has signed a lease for a new Center in New York City. The Company plans to add one Centers and four physicians to such markets in connection with the Syracuse and Florida medical school affiliations for which the Company has entered into letters of intent. The Company also has entered into a letter of intent for an affiliation with Mount Sinai Medical Center in New York City. However, in light of the recently announced potential merger between Mount Sinai and New York University Medical Center, the Company is uncertain as to the likelihood or timing of its possible affiliation with Mount Sinai. Generally, one or more medical corporations are formed in each state for the provision of medical services and each affiliated physician becomes a shareholder and employee of the managed practice in the state in which he or she practices. To the extent permitted by applicable federal and state laws, the Company also may acquire and operate medical practices through wholly-owned subsidiaries. As the Company expands the breadth of services provided by medical practices under its management, separate medical corporations may be formed in certain states as the Company and the affiliated physicians deem appropriate.


     In establishing a managed practice, the Company typically: (i) acquires the nonmedical assets of a particular practice, and in certain situations, laboratory or other ancillary facilities that are either owned by or affiliated with such practice; (ii) enters into a long-term management services agreement with such practice or a medical practice with which such practice becomes affiliated, under which the Company provides comprehensive management services to the managed practice; (iii) requires that the managed practice enter into long-term employment agreements containing non-compete provisions with the affiliated physicians; and (iv) assumes the principal administrative, financial and general management functions of the physician practices, including employment of most nonmedical personnel. In establishing a local network, the Company develops, wherever feasible, clinical and academic affiliations with a local medical school which has a respected reputation in the field of reproductive medicine.

     The typical management services agreement between the Company and a managed practice has a term of 40 years and cannot be terminated by the managed practice without cause. In states that prohibit the splitting of physician fees, the Company receives a fixed management fee, payable monthly and subject to periodic adjustment if it is determined that the fee is not commensurate with factors such as costs incurred and past utilization levels. In other states, the Company agrees to pay all of the managed practice's expenses, including the physicians' base compensation and performance-based bonuses, and the Company, in turn, receives the economic benefit of revenues in excess of expenses generated by the managed practice.

     Generally, the employment agreement between the managed practice and each shareholder-employee is for an initial term of five years and provides for a base salary and a performance-based bonus throughout the term. The employment agreements typically cannot be terminated by the managed practice without cause during the initial term. If a shareholder-employee voluntarily terminates his or her employment or is terminated by the managed practice for cause, the physician is obligated to pay the managed practice an agreed upon amount as liquidated damages. In addition, the employment agreements generally contain covenants not to compete for a period of two years following any termination.

     The Company's primary geographic focus initially has been in the Chicago metropolitan area, the New York City metropolitan area, including northern New Jersey, the Syracuse metropolitan area and the Tampa/St. Petersburg metropolitan area. The Company believes its business model is adaptable to additional markets and will allow it to compete nationwide. The Company's success in these and other markets will depend upon its ability to enhance operating efficiencies and expand the scope of services at the Centers by (i) achieving successful outcomes with comparatively low rates of utilization of services and, therefore, at comparatively low costs, and (ii) increasing patient volume. The Company believes that affiliation with the Company is attractive to leading physicians in its target markets because the physicians receive base salaries from the managed practices tied to historical income levels with incentives to exceed historical income. In addition, the affiliation provides the managed practices with managed care expertise in new markets, relieves the physicians of unwanted management responsibility, provides them with access to a custom designed proprietary data information system, gives them access to state-of-the-art technology, reduces costs through national and regional purchase contracts and provides opportunities to participate in national research efforts to enhance the scientific knowledge of the field.

     As the Company continues to pursue its strategy of establishing these integrated networks, the Company also intends to expand the scope of practices under management to include other product lines in obstetrics and gynecology, women's health care and/or reproductive medicine, such as neonatal and general obstetrics and gynecology services, which go beyond the existing product lines of reproductive endocrinology, infertility and perinatal services currently offered by the managed practices. In January 1996, the Company and CHR-Illinois founded CHR Managed Care Contracting, L.L.C. which plans to provide management services, including managed care contracting services, to a network of obstetricians and gynecologists in the Chicago metropolitan area. These services are anticipated to include negotiating managed care contracts.

     Since December 31, 1995, the Company has acquired the nonmedical assets of two physician practices, has entered into an affiliation with one university medical program and has entered into letters of intent to enter into affiliation agreements with three university medical programs. These transactions are as follows:


                     PHYSICIAN GROUP                            MARKET       COMMENCEMENT DATE
- ----------------------------------------------------------  --------------   -----------------
Acquisitions:
  Fertility Center of Northern New Jersey, P.A. ..........  Park Ridge, NJ         May 1, 1996
  A Center for Gynecology, P.A. ..........................  Tampa, FL              May 1, 1996
Affiliations:
  Columbia University Medical School(A)...................  New York, NY          June 1, 1996
  University of South Florida(A)..........................  Tampa, FL           August 1, 1996(B)
  State University of New York-Upstate Medical
     Center(A)............................................  Syracuse, NY        August 1, 1996(B)
  Mount Sinai Medical Center(A)...........................  New York, NY                   (C)


- -------------------------
(A) The results of operations of the affiliated university medical programs are not reflected in the pro forma results of operations because these affiliations involve the provision of services on a going-forward basis and do not represent the acquisition of existing operations.

(B) Reflects anticipated commencement date.


(C) In light of the recently announced potential merger between Mount Sinai Medical Center and New York University Medical Center, the Company is uncertain as to the likelihood or timing of its possible affiliation with Mount Sinai.



     After giving effect to the recent and pending transactions in New York, New Jersey and Florida (excluding Mount Sinai), the Company will provide management services to five medical practices and will have established affiliations with four medical schools resulting in affiliations with 41 physicians and scientists with doctoral degrees. These 41 physicians and scientists in the aggregate provide services in the following areas: reproductive endocrinology, infertility, reproductive immunology, endoscopic surgery, gynecourology, gynecoradiology, ultrasonography, ART, maternal/fetal medicine (perinatology), and laboratory services.


     The Company has formed a National Advisory Board composed of the Regional Medical Directors from each of the integrated networks and selected leaders in the practice areas managed by the Company. The National Advisory Board will meet at least biannually and will (i) suggest treatment guidelines to the managed practices, (ii) review outcomes at the managed practices and Centers, (iii) recommend to the Company administrative changes that may affect outcomes favorably, and (iv) advise the Company and the managed practices about additional reproductive medicine services which may be added to existing services. See "Management -- National Advisory Board Members."

     MEDICAL SCHOOL AFFILIATIONS -- As part of developing an integrated network of physicians in a targeted market, the Company intends to develop, wherever feasible, a clinical and academic affiliation with a local medical school which is a leader in human reproductive medicine. The Company believes these affiliations are important because they (i) provide a source of regional leadership by including the leading physician of the medical schools' reproductive medicine or infertility departments, (ii) enhance the Company's and the managed practices' reputation and credibility in the local market, (iii) provide access to a pool of qualified physicians, and (iv) provide additional links with the academic community and research being conducted by the medical schools. As opportunities arise, the Company also may enter into certain markets that do not afford such medical school affiliations if the Company believes that other advantages of such markets make them attractive.

     A medical school affiliation generally provides that certain faculty members of the medical school who specialize in reproductive medicine, infertility and ART medicine provide such services at a Center operated by the local managed practice and engage in joint research and educational programs with the managed practice. The Company provides management and administrative services to the faculty physicians under the management services agreement with the managed practice. The medical school is reimbursed for the services of the faculty physicians, and the managed practice receives revenues generated by the faculty physicians for such services. The Company does not pay any initial consideration for the establishment of the affiliation.

MANAGED CARE CONTRACTS

     The Company actively pursues contractual arrangements with managed care companies, including full-risk capitated contracts. The growth of capitated reimbursement presents the challenge of projecting costs of care based upon patient populations, physician treatment patterns, and the specific requirements of managed care contracts. The Company believes that its information system, historical data, cooperative studies with managed care companies and experience in negotiating and managing managed care contracts, including capitated contracts, provide it with a competitive advantage in pursuing additional managed care contracts.

     In Illinois, the managed care contracts maintained by the Company's affiliated practices include an exclusive capitated risk contract with HMO-Illinois, an HMO owned by Blue Cross Blue Shield of Illinois, which covers approximately 441,000 lives. A subsidiary of Blue Cross Blue Shield of Illinois owns a Convertible Note which is convertible into 5% of the outstanding common stock of the Company on a fully-diluted basis. In addition, one of the Company's affiliated practices holds a full-risk capitated contract covering approximately 26,000 lives to provide a full range of obstetrics and gynecology services through CHR-Florida. Under this contract, medical services which are outside the area of reproductive endocrinology and infertility currently are outsourced on a fee-for-service basis. The Company believes that the experience and data developed during the two year history of this contract will prove useful in developing the Company's managed care contracting capabilities for general obstetrics and gynecology. For the twelve months ended December 31, 1995 and the three months ended March 31, 1996, HMO-Illinois (owned by Blue Cross Blue Shield of Illinois) accounted for approximately 33% and 28%, respectively, of the Company's total combined revenues. For the twelve months ended December 31, 1995 and the three months ended March 31, 1996, HMO-Illinois accounted for approximately 26% and 23%, respectively, of the Company's pro forma total combined revenues after giving effect to the Recent Acquisitions, as if such transactions had occurred January 1, 1995.

     The Company believes that physicians practicing at the Centers provide reproductive medicine services in a more cost effective manner than most reproductive endocrinology and infertility service providers, while maintaining the quality of patient care, by providing a mix of services that initially focuses on diagnostic and non-ART-based services. The Company believes that most other physician practices specializing in reproductive endocrinology and infertility rely more heavily upon ART-based services. The Company believes that the Centers' utilization mix gives the Company a competitive advantage in pursuing managed care contracts, particularly capitated contracts.

MANAGEMENT INFORMATION SYSTEM

     The Company believes that effective and efficient integration of clinical, patient and financial data enhances the quality of patient care and provides a competitive advantage in negotiating and bidding for managed care contracts. Since 1992, the Company has invested significant capital and human resources in the development of its proprietary data management information system. This system currently links the existing 11 Centers in the Chicago metropolitan area to the Company's central administrative offices for patient scheduling, billing, data assessment, clinical outcome evaluation, utilization review, routine clinical management and electronic medical records storage and retrieval. With the closing of the recent transactions in New York, New Jersey and Florida, the Company has begun integrating each of the new Centers into the Company's management information system. This system has the capacity to allow patient information to be immediately accessible system-wide or to designated users, which enables patients to receive care at any Center and permits physicians to consult on cases from different Centers. The Company believes that this nearly paperless medical records system enables a relatively small number of physicians to provide cost effective care to a large number of patients while increasing the quality of care.

     In addition to the patient treatment advantages provided by the Company's data management information system, this system enables the Company to collect and store data which allows the Company to track and report utilization and outcomes to insurance carriers. The Company believes that this information also provides the Company with a competitive advantage in calculating discounted fee schedules and evaluating the potential cost to the Company of capitation agreements based on historical utilization rates.

REENGINEERING OF SERVICES

     The Company seeks to improve patient outcomes, utilization rates and the cost effectiveness of treatment by reengineering the way reproductive medical services are provided. The Company believes that its academic, clinical and management experience and that of other physicians affiliated with the Company give the Company a competitive advantage in improving patient outcomes and in developing and implementing more cost effective services.

     Since the formation of the first Center, the Company has (i) moved fertility services to a large extent out of the hospital setting and into freestanding centers; and (ii) developed diagnostic and therapeutic techniques which have reduced the need for surgical procedures compared to levels reported by other providers in 1993. A recent comparative study conducted by Blue Cross Blue Shield of Illinois in cooperation with the Company demonstrated that as a consequence of reengineering the way infertility services are provided, the total cost per clinical pregnancy achieved was lower under the Centers' care than under the care of other providers.

     Dr. Gleicher has been a leading voice in bringing the issue of excessive cesarean section rates to national attention. According to published medical studies, a cesarean section is the most frequently performed surgery in the United States. In 1988, Dr. Gleicher developed a hospital based cesarean section reduction initiative at Mount Sinai Hospital and Medical Center in Chicago that received considerable national attention after the publication of the program's results in an article by Dr. Gleicher and Stephen A. Myers, M.D. in the New England Journal of Medicine. This program involved a complete reengineering of how obstetrical services were provided within a large hospital department and resulted in a reduction of the cesarean section rate from approximately 17.5% to 11.5%. Quality assurance standards of the American College of Obstetrics and Gynecology now incorporate a review of cesarean section rates as a performance criteria. Many experts believe that the current national cesarean section rate of approximately 23% is excessive and the federal government has set a national target rate of 15% for the year 2000 in an attempt to reduce current rates.

     More recently, the Company has developed a completely reengineered Perinatal Service Program which was implemented through CHR-Perinatal in the Chicago metropolitan market in mid-1995. Traditional perinatal services are based on the referral of high risk obstetrical patients to perinatologists in tertiary care institutions (Level III hospitals). This frequently results in (i) transfer of the patient out of her community and out of the care of her primary obstetrician and local hospital and (ii) increased costs because services at tertiary care facilities typically are more costly than at community hospitals. The reengineered Perinatal Service Program developed by the Company is principally designed to limit each of these disadvantages of current perinatal care by bringing the perinatologist to the patient, supporting the primary obstetrician or gynecologist in his or her management of the high risk patient and providing the required care in the patient's local community. Based upon preliminary data, the Company believes that this program has greatly improved patient care quality, patient satisfaction, provider satisfaction, local hospital satisfaction and overall costs to third party payors.

     Physicians at the Centers also have been instrumental in developing the technique of tubal catheterization to treat diseased fallopian tubes. In a manner analogous to coronary angioplasty, the fallopian tubes are visualized using x-ray techniques, and specialized catheters are used to open or repair blocked tubes. This method permits both diagnosis and treatment of tubal abnormalities without requiring the use of conventional surgical techniques.

     The Company recently introduced a new program under which at least one of the managed practices will be offering certain medical services over the world wide web. Through a home page on the world wide web, interested couples in certain states who qualify after on-line screening will be able, for a fee, to obtain specified consulting services from a reproductive endocrinologist similar to a standard "in-office" visit at a Center. The Company is still in the process of evaluating the scope and feasibility of the services to be provided under this program and there can be no assurance that this program will prove to be viable or profitable. See "-- Government Regulation" and "Risk Factors -- Health Care Regulations and Reform."

SERVICES

     The Company manages physician practices by centralizing many of the administrative functions such as billings, collections, purchasing and accounts receivable as well as the laboratory and information systems functions. The Company also centrally coordinates business hours for each Center to ensure that at least one Center in each geographic area is open at all times to receive patients. Other than the centralization of functions mentioned above, the Centers are managed on a decentralized basis in that physicians are encouraged to administer their Centers in accordance with the needs of their specific patient populations as they had before contracting with the Company. The practice of medicine at each Center is under the exclusive control of the physicians who practice at such location.

     The Chicago metropolitan area Centers currently provide services in the following areas of human reproductive care: (i) reproductive endocrinology and infertility, including routine medical and surgical treatment, assisted reproductive technologies and micromanipulation; (ii) gynecoradiology; (iii) endoscopic surgery; (iv) perinatology, including antepartum testing; and (v) laboratory services. The Centers in New York and Florida initially will provide reproductive endocrinology and infertility related clinical and laboratory services, assisted reproductive technologies and micromanipulation, with some general obstetrics and gynecology services in Tampa/St. Petersburg. As physician networks are developed in these and other markets, the Company intends to expand the services offered by its affiliated practices, including services that the affiliated physicians may have previously outsourced, such as laboratory and imaging services, and to help them introduce services that the affiliated physicians may not have previously provided, such as advanced endoscopic surgery and perinatology.


     REPRODUCTIVE ENDOCRINOLOGY AND INFERTILITY -- Reproductive endocrinology refers specifically to the diagnosis and treatment of all hormonal problems which lead to abnormal reproductive function or have an effect on the reproductive organs. After giving effect to the recent and pending transactions in New York, New Jersey and Florida (excluding Mount Sinai), 28 fellowship trained reproductive endocrinologists will be employed by or affiliated with the managed practices. Infertility services encompass all services that enhance the couple's chance of achieving pregnancy, including various assisted reproduction technologies and micromanipulation procedures, as well as the use of gynecoradiology and endoscopic surgery. Assisted reproductive technologies include in vitro fertilization ("IVF"), gamete intrafallopian transfer ("GIFT"), zygote intrafallopian transfer ("ZIFT"), and donor egg programs. The IVF technique is performed by combining an egg and sperm in a laboratory and, if fertilization is successful, transferring the resulting embryo into the woman's uterus. GIFT is performed by a doctor using a laparoscope to insert egg and sperm directly into a woman's fallopian tube with a resulting embryo floating into the uterus. ZIFT is a procedure in which an egg is fertilized in the laboratory and the resulting embryo is then transferred to the woman's fallopian tube. Women who are unable to produce eggs but who otherwise have normal reproductive systems can use the donor egg program in which a donor is recruited to provide eggs for fertilization that are transferred to the recipient woman. Micromanipulation involves techniques that are part of the assisted reproductive technology services offered by the Centers, in which microsurgery is performed on eggs or early embryos. These procedures are performed by using a microscopic pipette to insert a single sperm into an egg and permit fertilization to occur even in cases where sperm counts are quite low. These new micromanipulation procedures, such as intracytoplasmic sperm injection ("ICSI"), provide treatment of forms of male infertility that were not treatable two years ago.

     GYNECORADIOLOGY -- The Company believes the Centers have the country's only fluoroscopy x-ray equipment exclusively dedicated to the diagnosis and treatment of uterine and fallopian tube disease. This sophisticated equipment allows for a level of non-invasive diagnostic accuracy that greatly reduces the need for more invasive, surgical diagnostic procedures, such as laparoscopies. An additional advantage of this equipment is that it frequently allows for immediate therapeutic intervention following the diagnosis of an abnormality. Since the gynecoradiological procedure is less invasive and does not require general anesthesia, costs are significantly lower than with similar procedures performed in operating rooms. These services currently are only offered at five Centers in the Chicago area.

     ENDOSCOPIC SURGERY -- Endoscopic surgery is performed through a laparoscope which generally reduces patient hospitalization and recovery times and, often, cost of care. It can be used to treat pelvic pathology, endometriosis, tubal ligation reversal, pelvic pain, urinary incontinence and a variety of gynecological and infertility related conditions. It is technically demanding and requires a skilled surgeon and sophisticated equipment to permit optimal outcomes.

     PERINATOLOGY -- Perinatology is a subspecialty of obstetrics that depends upon providing high tech, high training consultation and intervention to ensure optimal outcomes to patients with high risk pregnancies. Perinatology services are currently provided primarily at four Centers in the Chicago area. Perinatal care is provided by Center physicians with subspecialty training in maternal fetal medicine. These highly specialized physicians accept only obstetrical patients who are diagnosed as high risk patients. High risk patients include, but are not limited to, those who have had repeated pregnancy losses, are at risk for premature delivery, or have medical complications in pregnancy. The Centers also conduct research on repeated pregnancy losses, especially as they relate to immunological causes. Patients are transferred to the Center physicians for complete care only if patients cannot be managed in their local community. In most cases, however, after receiving care from the Center physicians, these patients are transferred back to their local obstetrician. Occasionally, Center perinatologists will co-manage patients with local obstetricians. In cases where a patient is fully transferred to the Center perinatologist for care, the perinatologist also will perform the delivery at a perinatal center, or a so-called "Level III hospital."

     Antepartum testing is an adjunct to the perinatology services provided and primarily consists of the Centers performing prenatal evaluations on a consultation basis to other obstetricians and gynecologists physicians. These prenatal evaluation services include ultrasound evaluations, amniocenteses, chorionic villous biopsies, and other forms of antepartum testing.

     SPECIALTY LABORATORY SERVICES -- In the Chicago metropolitan area the Centers maintain a fully licensed clinical laboratory, headed by a full-time director. The laboratory provides diagnostic services in andrology (male infertility), endocrinology, genetics and reproductive immunology. The central and satellite laboratories provide a large majority of the specialized laboratory requirements of the Centers and also provide services to non-affiliated organizations. These services are specific to infertility, pregnancy loss and perinatology. Generally, these are tests and procedures that national laboratory chains find inefficient to run because of timing issues, test complexity and interpretation limitations. When it is cost effective, the Centers utilize the services of national laboratories for less complex and specialized tests. Laboratory services outside of Chicago will be organized in central regional laboratories. To the extent that it is cost effective, however, certain highly specialized services, such as reproductive immunology testing, will be centralized in the Chicago-based laboratory.

COMPETITION

     There is intense competition among practice management companies and other entities seeking practice affiliations. Although the Company focuses on physician practices that provide specific types of health care services, it competes for management contracts with national and regional providers of physician management services, as well as with hospitals and hospital-sponsored management services organizations. Many of these other practice management companies are much larger and have greater access to capital than the Company; however, the Company believes such other companies have not focused on the specialized area of reproductive endocrinology and infertility. Certain areas of obstetrics and gynecology, particularly reproductive endocrinology and infertility, involve a high degree of specialization. The Company believes that its expertise in managing these highly specialized practices, along with its experience in attracting capitated contracts, will allow it to compete effectively in this area. There can be no assurances, however, that larger practice management companies will not enter the reproductive endocrinology and infertility market or that the Company would be able to compete effectively with them. See "Risk Factors -- Competition."

EMPLOYEES


     As of June 1, 1996, the Company employed a total of 75 people on a full-time or part-time basis, and the managed practices employed a total of 149 people on a full-time or part-time basis. The Company has entered into agreements or letters of intent (excluding Mount Sinai) pursuant to which 10 additional people would be employed on a full-time or part-time basis by the Company and an additional 20 people would be employed on a full-time or part-time basis by the managed practices. The Company believes that its relations with its employees are good. The Company expects that it may need to hire additional personnel to accommodate the demands prompted by the provision of services to each of the managed practices under the management services agreements, as well as the needs of the Company in pursuing its growth strategies. In addition, the Company generally will employ substantially all of the nonmedical personnel of an affiliated practice.


PROPERTY


     As of the date of this Prospectus, the Company provides physician practice management services to affiliated practices operating 11 Centers in the Chicago metropolitan area and the Company is in the process of establishing additional networks in the New York metropolitan area, including New Jersey (four locations), and the Tampa/St. Petersburg metropolitan area (three locations). In addition, the Company has entered into a letter of intent to establish an additional network in Syracuse, New York (one location). All of the Centers are, or will be, leased. The Company leases approximately 10,000 square feet at 750 North Orleans Street in Chicago, Illinois, for its executive offices. The lease expires in 2009. The Company also leases or subleases the clinic and laboratory facilities for its affiliated practices. The leases for the current 11 Centers in the Chicago metropolitan area cover approximately 80,000 square feet of clinic and laboratory space and have varying remaining terms ranging from two to 21 years. The leases for the remaining current six Centers in New York, New Jersey and Florida cover approximately 19,000 square feet and have varying remaining terms ranging from four to seven years, except for one of the Florida leases which has a month-to-month term. In addition, the Company has entered into a lease for a 22,500 square foot Center on Madison Avenue in New York City. The term of the lease is ten years, with two five-year options and the Company expects that the Center will open by the end of 1996. The Company anticipates that as the affiliated practices continue to grow and add new services, expanded facilities will be required.


     The Company believes that its current facilities and facilities planned as part of the pending transactions will be adequate for the Company's foreseeable needs in these geographical markets and that adequate replacement space is readily available in each market.

GOVERNMENT REGULATION

     Various state and federal laws regulate the relationship between providers of health care services and physicians, and as a business in the health care industry, the Company is subject to these laws and regulations. The Company is also subject to laws and regulations relating to business corporations in general. Although many aspects of the Company's business operations have not been the subject of state or federal regulatory interpretation, the Company believes its operations are in material compliance with applicable laws. There can be no assurance, however, that a review of the Company's or the managed practices' businesses by courts or regulatory authorities will not result in a determination that could adversely affect the operations of the Company or the managed practices or that the health care regulatory environment will not change so as to restrict the Company's or the managed practices' existing operations or their expansion. Additionally, given the innovative nature of the Company's on-line consulting program, no assurance can be given as to how state and federal regulations will be applied to such services. See "Risk Factors -- Health Care Regulation and Reform."

     LICENSURE -- Every state imposes licensing requirements on individual physicians and on certain types of health care providers and facilities. Many states require regulatory approval, including licenses to render care or certificates of need, before establishing certain types of heath care facilities or offering services which will entail the acquisition of expensive medical equipment. Some states, such as New York, also impose licensing and ongoing operating requirements for medical laboratories and/or tissue banks, such as egg and sperm banks. While the performance of management services on behalf of a medical practice does not currently require any regulatory approval on the part of the Company or its affiliated practices, there can be no assurance that such activities will not be subject to licensure in the future.

     CORPORATE PRACTICE OF MEDICINE -- The laws of many states prohibit business corporations from engaging in the practice of medicine, such as through employment arrangements with physicians. These laws vary from state to state and are enforced by the state courts and regulatory authorities with broad discretion. The Company will not employ physicians to practice medicine, will not represent to the public that it offers medical services, and will not control or interfere with the practice of medicine by physicians in the affiliated practices. Managed practices in states that prohibit the corporate practice of medicine will be organized as a medical corporation or other entity that is specifically authorized to employ physicians. Accordingly, the Company believes that its intended operations will not violate applicable state laws regulating the unlicensed practice of medicine by a business corporation. However, because the laws governing the corporate practice of medicine vary from state to state, any expansion of the operations of the Company to a state with strict corporate practice of medicine laws may require the Company to modify its operations with respect to one or more affiliated practices, resulting in increased financial risk to the Company. Further, there can be no assurance that the Company's arrangements will not be successfully challenged as constituting the unauthorized practice of medicine or that certain provisions of the management services agreements or covenants not to compete will be enforceable.

     FEE-SPLITTING PROHIBITIONS -- The laws of some states (including Illinois and New York) prohibit physicians from splitting professional fees. These statutes are sometimes quite broad and as a result prohibit otherwise legitimate business arrangements. New York, for example, prohibits compensation arrangements under which the amount received in payment for furnishing space, facilities, equipment or personnel services used by a licensed physician constitutes a percentage of or is otherwise dependent upon, the income or receipts of the licensed physician from such physician practice. Other states, such as Florida, only prohibit fee-splitting arrangements that are based on referrals. Penalties for violating these fee-splitting statutes or regulations may include revocation, suspension, or probation of a physician's license, or other disciplinary action, as well as monetary penalties. Alleged violations of the fee-splitting laws have also been used successfully by physicians to declare a contract to be void as against public policy.

     Pursuant to the terms of the management services agreements with the Illinois Practices, CHR-New York and CHR-New Jersey, the Company will receive a monthly management fee and an absolute assignment of receivables and payables to be managed on behalf of the managed practices, and will be reimbursed for certain expenses incurred in the management of the managed practices. While the Company believes that its compensation arrangements substantially comply with state fee-splitting laws, there can be no assurance that these compensation structures will not be construed by state or judicial authorities as being proscribed by the fee-splitting laws.

     STATE ANTI-KICKBACK AND SELF-REFERRAL LAWS -- A number of states (including Florida, Illinois and New York) have enacted laws that prohibit the payment for referrals and other types of kickback arrangements. Such state laws typically apply to all patients regardless of their insurance coverage. In addition, a number of states (including Florida, Illinois and New York) have enacted laws which to varying degrees prohibit physician self-referrals. Illinois, for example, has a broad self-referral law which regulates all health care workers (including physicians), regardless of the patient's source of payment. Subject to certain limited exceptions, the Illinois law prohibits referrals for health services provided by or through licensed health care workers to an entity outside the health care worker's office or group practice in which the health care worker is an investor, unless the health care worker directly provides health services within the entity and will be personally involved with the provision of care to the referred patient. In April 1992, the State of Florida, enacted a Patient Self-Referral Act that severely restricts patient referrals for certain services, prohibits mark-ups of certain procedures and requires health care providers to disclose ownership in businesses to which patients are referred. The Company believes it is likely that more states will adopt similar legislation. The Company believes that its operations comply with current statutory provisions, although there can be no assurance that state anti-kickback and self-referral laws will not be interpreted more broadly or amended in the future to be more expansive. In addition, expansion of the operations of the Company to certain jurisdictions may require it to comply with such jurisdictions' regulations which could lead to structural and organizational modifications of the Company's form of relationships with managed practices. Such changes, if any, could have an adverse effect on the Company.

     STATE REGULATION OF INSURANCE BUSINESS AND HMOS -- Laws in all states regulate the business of insurance and the operation of HMOs. Many states also regulate the establishment and operation of networks of health care providers. Many state insurance commissioners have interpreted their states' insurance statutes to prohibit entities from entering into risk-based managed care contracts unless there is an entity licensed to engage in the business of insurance, such as an HMO, in the chain of contracts. An entity not licensed to engage in the business of insurance that contracts directly with a self-insured employer in such a state may be deemed to be engaged in the unlicensed business of insurance. While these laws do not generally apply to the hiring and contracting of physicians by other health care providers, there can be no assurance that regulatory authorities of the states in which the Company operates would not apply these laws to require licensure of the Company's operations as an insurer, as an HMO or as a provider network. The Company believes that it is in compliance with these laws in the states in which it does business, but there can be no assurance that future interpretations of insurance and health care network laws by regulatory authorities in these states or in the states into which the Company may expand will not require licensure or a restructuring of some or all of the Company's operations.

     FEDERAL MEDICARE AND MEDICAID RELATED REGULATION -- There are a number of federal laws prohibiting certain activities and arrangements relating to services or items which are reimbursable by Medicare or Medicaid. Certain provisions of the Social Security Act, commonly referred to as the "Anti-kickback Amendments," prohibit the offer, payment, solicitation or receipt of any form of remuneration either in return for the referral of Medicare or state health program patients or patient care opportunities, or in return for the recommendation, arrangement, purchase, lease or order of items or services that are covered by Medicare or state health programs. The Anti-kickback Amendments are broad in scope and have been broadly interpreted by courts in many jurisdictions. Read literally, the statute places at risk many otherwise legitimate business arrangements, potentially subjecting such arrangements to lengthy, expensive investigations and prosecutions initiated by federal and state governmental officials. In particular, the Office of the Inspector General of the U.S. Department of Health and Human Services has expressed concern that the acquisition of physician practices by entities in a position to receive referrals of business reimbursable by Medicare or Medicaid from such practices could violate the Anti-kickback Amendments.

     In July 1991, in part to address concerns regarding the Anti-kickback Amendments, the federal government published regulations that provide exceptions, or "safe harbors," for certain transactions that will be deemed not to violate the Anti-kickback Amendments. Among the safe harbors included in the regulations were provisions relating to the sale of physician practices, management and personal services agreements and employee relationships. Additional safe harbors were published in September 1993 offering protections under the Anti-kickback Amendments to eight new activities, including referrals within group practices consisting of active investors. Proposed amendments to clarify these safe harbors were published in July 1994 which, if adopted, would cause substantive retroactive changes to the 1991 regulations. Violation of the Anti-kickback Amendments is a felony, punishable by fines up to $25,000 per violation and imprisonment for up to five years. In addition, the Department of Health and Human Services may impose civil penalties excluding violators from participation in Medicare or state health programs. Although the Company believes that its current operations are not in violation of the Anti-kickback Amendments, there can be no assurance that regulatory authorities will not determine that the Company's operations are in violation of the Anti-kickback Amendments.

     Significant prohibitions against physician self-referrals for services covered by Medicare and Medicaid programs were enacted, subject to certain exceptions, by Congress in the Omnibus Budget Reconciliation Act of 1993. These prohibitions, commonly known as "Stark II," amended prior physician self-referral legislation known as "Stark I" (which applied only to clinical laboratory referrals) by dramatically enlarging the list of services and investment interests to which the referral prohibitions apply. Effective January 1, 1995 and subject to certain exceptions, Stark II prohibits a physician or a member of his immediate family from referring Medicare or Medicaid patients to any entity providing "designated health services" in which the physician has an ownership or investment interest, or with which the physician has entered into a compensation arrangement, including the physician's own group practice unless such practice satisfies the "group practice" exception. The designated health services include the provision of clinical laboratory services, radiology and other diagnostic services (including ultrasound services), radiation therapy services, physical and occupational therapy services, durable medical equipment, parenteral and enteral nutrients, certain equipment and supplies, prosthetics, orthotics, outpatient prescription drugs, home health services and inpatient and outpatient hospital services. The penalties for violating Stark II include a prohibition on Medicaid and Medicare reimbursement and civil penalties of as much as $15,000 for each violative referral and $100,000 for participation in a "circumvention scheme." The Company believes that its and the managed practices' operations currently are not in violation of Stark I or Stark II; however, the Stark legislation is broad and ambiguous. Interpretative regulations clarifying the provisions of Stark I were issued on August 14, 1995 and Stark II regulations have yet to be proposed. While the Company believes it is in compliance with the Stark legislation, future regulations could require the Company to modify the form of its relationships with the managed practices. Moreover, the violation of Stark I or II by the managed practices could result in significant fines and loss reimbursement which would adversely affect the Company.

LEGAL PROCEEDINGS

     There is no past, pending or, to the Company's knowledge, threatened litigation or administrative action which has or is expected by management to have a material effect upon the Company's business, financial condition or operations, including any litigation or action involving the Company's officers, directors or other key personnel.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning the executive officers and directors of the Company.


                   NAME                      AGE                      TITLE
- -------------------------------------------  ---   -------------------------------------------
Norbert Gleicher, M.D. ....................  47    President and Chief Executive Officer,
                                                   Director
Donna Pratt, M.D. .........................  46    Vice President of Medical Affairs, Director
Marybeth Gerrity, Ph.D.....................  43    Senior Vice President of Operations and
                                                   Development
Robert J. Bukala...........................  39    Senior Vice President and Chief Financial
                                                   Officer
Edward A. Zbella, M.D. ....................  42    Senior Vice President and Director of
                                                   General Obstetrics and Gynecology
                                                   Contracting, Director
Donna Havemann.............................  37    Executive Vice President and Director of
                                                   Managed Care Contracting
Michael Gonzales...........................  39    Vice President -- Information Systems and
                                                   Chief Information Officer
Brian A. Kennedy...........................  53    Director
Uri Elkayam, M.D. .........................  51    Director
Yehuda Yoked...............................  51    Director
Jack Van Hulst.............................  57    Director


     Norbert Gleicher, M.D., has served as President and Chief Executive Officer and a Director of the Company since 1981. Dr. Gleicher founded the first Center in 1981 and has over 21 years' experience in reproductive medicine. Dr. Gleicher has served as President and a Director of CHR-Illinois since 1981 and President and a Director of CHR-Perinatal and CHR-Endoscopic since March 1995. Dr. Gleicher served as the Chairman of Obstetrics and Gynecology at Mount Sinai Hospital Medical Center in Chicago between 1981 and 1990 and as professor of Obstetrics and Gynecology and associate professor of Immunology/ Microbiology at Rush Medical College. Since April 1996, he has been a clinical professor of Obstetrics and Gynecology at the University of Illinois at Chicago. From 1991 to 1996, he served as professor of Obstetrics and Gynecology and professor of Immunology at the University of Health Services, the Chicago Medical School. From 1976 to 1981, Dr. Gleicher was assistant professor and chief of the sections for Medical Education and Reproductive Immunology of the Department of Obstetrics and Gynecology at Mount Sinai School of Medicine in New York. He is a fellow of the American College of Obstetricians and Gynecologists (FACOG) and the American College of Surgeons ("FACS"), and is a member of the American Society for Reproductive Medicine (formerly the American Fertility Society) and various other professional societies. Dr. Gleicher earned his M.D. from Tel Aviv Medical School and completed his residency at the Mount Sinai School of Medicine in New York. He has published over three hundred scientific papers, is editor-in-chief of two scientific journals in the field of obstetrics and gynecology, The Journal of Assisted Reproduction and Genetics (formerly the Journal of In Vitro Fertilization and Embryo Transfer) and The American Journal of Reproductive Immunology, and has been the editor of several textbooks in this field, including Principles and Practice of Medical Therapy in Pregnancy (Appelton and Lange) and Cardiac Problems in Pregnancy (Wiley and Liss).

     Donna Pratt, M.D., has served as Vice President of Medical Affairs of the Company since 1995 and has been a Director since 1994. She has over 11 years' experience in reproductive medicine. Dr. Pratt has served as a Director of CHR-Illinois since February 1994 and a Director of CHR-Perinatal and CHR-Endoscopic since March 1995. Prior to joining the Company, Dr. Pratt was a faculty member at the University of Chicago as a reproductive endocrinologist, an assistant professor, and director of the residency program. She completed her subspecialty fellowship in Reproductive Endocrinology and Infertility at Michael Reese Hospital in

Chicago. She is a member of the American College of Obstetricians and Gynecologists (ACOG), a member of the American Society for Reproductive Medicine (formerly the American Fertility Society), and has memberships in several other organizations. Dr. Pratt earned her M.D. from Rush Medical College in Chicago.

     Marybeth Gerrity, Ph.D., has been Senior Vice President of Operations and Development of the Company since March 1996 and joined the Company in March 1995 as the Vice President of Operations and Development. She has 13 years of experience in the medical industry. Since 1992, Dr. Gerrity has served as the President of Reproductive Biology Resources, Inc., a laboratory services company. From 1988 until 1995, she was the Director of the Center for Assisted Reproductive Technologies at two tertiary care centers. Dr. Gerrity is a member of the Andrology Laboratories Committee of the American Society of Andrology, Chairperson of the Reproductive Biology Professional Group of the American Society for Reproductive Medicine (ASRM), and a member of the Reproductive Biology Resources Committee of the joint ASRM/College of American Pathologists Reproductive Laboratory Accreditation Program. She was the senior author of the ASRM "Guidelines for Human Embryology and Andrology Laboratories." She is board certified by the American Board of Bioanalysis as both a High Complexity Laboratory Director and Clinical Consultant, with specialties in Embryology and Andrology. She received her B.A. (Biology) from the College of New Rochelle, New York, and her M.S. and Ph.D. (Pharmacology) from New York Medical College. She is a degree candidate (1997) for Masters in Management at the Kellogg Graduate School of Business at Northwestern University.

     Robert J. Bukala joined the Company in December 1995 as Senior Vice President and Chief Financial Officer. From 1992 through 1995, Mr. Bukala was employed by Ernst & Young LLP, an international public accounting and consulting firm, as a Senior Manager in the Financial Advisory Services Group where he assisted clients in evaluating restructuring, finance and new business opportunities. From 1988 to 1992, Mr. Bukala was Chief Financial Officer, Treasurer and an Executive Committee Member of American Finance Group, a sponsor of publicly traded equipment lease limited partnerships, where he was responsible for accounting and finance, treasury, human resources and management information systems. Mr. Bukala holds a Bachelor of Science degree in Accounting and a Masters in Business Administration in Finance from DePaul University. He also is a Certified Public Accountant.

     Edward A. Zbella, M.D., joined the Company on May 1, 1996 as Senior Vice President and Director of General Obstetrics and Gynecology Contracting and has served as a Director of the Company since June 3, 1996. Since May 1, 1996, he has been employed as a physician and the Regional Medical Director of CHR-Florida. From January 1991 to May 1, 1996, Dr. Zbella was the owner and President of A Center for Gynecology, P.A. From January 1991 to the present, he has been a part owner and Vice President of Florida CryoBank, a donor and long-term storage bank for sperm and eggs, and has been a faculty member of the Bayfront Medical Center and Director of such center's Division of Reproductive Endocrinology and Infertility. Dr. Zbella also has served as Medical Director, Obstetrics and Gynecology Services of Av Med Health Plan in the Tampa Bay area since 1992 and a faculty member of the Laser Center of America since 1990. He received his M.D. from the University of Illinois in 1980 and completed his residency at the University of Chicago in 1982. Dr. Zbella is a member of the American College of Obstetricians and Gynecologists (ACOG), the American Society for Reproductive Medicine (formerly the American Fertility Society) and other professional societies.

     Donna Havemann has been Executive Vice President and Director of Managed Care Contracting of the Company since 1995. Prior to 1995, Ms. Havemann served in various other executive positions of the Company which included third party contracting and operations and personnel management responsibilities. She has been instrumental in obtaining and servicing the Company's current managed care business.

     Michael Gonzales joined the Company in January 1996 as Vice President - Information Systems and Chief Information Officer. From 1990 until joining the Company, Mr. Gonzales was President of The Focus Group Ltd., where he oversaw the development of domestic and international large scale, high volume, data processing projects. Until August 1, 1996, Mr. Gonzales will continue to perform services for the Focus Group Ltd. on a part-time basis. He is the author of various books and publications on the computer industry.

His most recent books, Informix Store Procedure Programming and Database Programming & Design were published by Prentice Hall. Mr. Gonzales holds a BBA in Market Research and an MA in Management Information Systems, and is a candidate for an MSE in Software Engineering (1997).

     Brian A. Kennedy has served as a Director of the Company since December 1995. Mr. Kennedy has been employed by Blue Cross Blue Shield of Illinois since 1977 where he has served as Vice President and Treasurer since 1986. Mr. Kennedy graduated from Cornell University in 1965 and then studied for two years at Oxford University, England. He received his MBA in 1985 from the University of Chicago Graduate School of Business.

     Uri Elkayam, M.D., has served as a Director of the Company since March 1996. Dr. Elkayam has served as a Professor of Medicine at the University of Southern California, Los Angeles ("USC") since July 1989 and has been affiliated with USC since 1981. Dr. Elkayam has served as Director of Heart Failure Service at Los Angeles County-USC Medical Center from 1993 through the present and as Chief of Cardiology at USC School of Medicine from 1990 through 1993. From 1981 to 1991 Dr. Elkayam was Director of In-Patient Cardiology at USC. From 1979 to 1981, Dr. Elkayam was an Assistant Professor of Medicine and the Director of the Coronary Care Unit at the University of California, Irvine Medical Center. Dr. Elkayam earned his M.D. from Tel-Aviv University and completed his fellowship in Cardiology at Albert Einstein College of Medicine and Cedars Sinai Medical Center.

     Yehuda Yoked has served as a Director of the Company since March 1996. Mr. Yoked has served as Vice President, Operations for Biscayne Apparel Inc., a designer and manufacturer of high quality apparel goods, since 1991. From 1989 to 1991, Mr. Yoked served as President of Trebron Management Inc., a management and marketing service company. Mr. Yoked has worked as a business consultant for major U.S. corporations including General Instrument Corporation and General Electric Company. Mr. Yoked earned his MBA at Tel-Aviv University in 1973.

     Jack Van Hulst has served as a director of the Company since June 1996. Since 1992, Mr. Van Hulst has been a partial owner and has served as the President, Chief Executive Officer and a Director of JVL, Inc. From 1992 through 1995, Mr. Van Hulst served as President, Chief Executive Officer and a Director of Morton Grove Pharmaceuticals ("MGP"), a generic pharmaceutical company and a wholly-owned subsidiary of JVL, Inc., and from November 1995 to June 1996 he served as a consultant to MGP. From June 1992 to September 1993, Mr. Van Hulst was an owner, President and Chief Financial Officer of Pennex Products, a pharmaceutical company, which filed for relief under Chapter 11 of the United States Bankruptcy Code in August 1993. From 1989 to 1991, Mr. Van Hulst was Chief Operating Officer and Executive Vice President of A.L. Laboratories, Inc. He received a law degree from the University of Utrecht, The Netherlands in 1968.

CLASSIFIED BOARD OF DIRECTORS

     Pursuant to the terms of Article V of the Company's Certificate of Incorporation, the Board of Directors is divided into three classes, with staggered three-year terms. The initial terms of Dr. Gleicher and Dr. Zbella expire at the Company's annual meeting of stockholders in 1997; the initial terms of Mr. Kennedy, Mr. Yoked and Mr. Van Hulst expire at the Company's annual meeting of stockholders in 1998; and the initial terms of Dr. Pratt and Dr. Elkayam expire at the Company's annual meeting of stockholders in 1999. Each director will hold office for the term to which such director is elected and until such director's successor is duly elected and qualified. At each annual meeting of stockholders of the Company, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. See "Description of Capital Stock -- Delaware Law and Certain Corporate Provisions." The Board of Directors elects officers annually and such officers serve at the discretion of the Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors currently has the following committees:

     AUDIT COMMITTEE -- The members of the Audit Committee are Dr. Elkayam and Mr. Yoked, both of whom are independent outside directors. The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans for and results of the audit, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of the Company's internal accounting controls.

     COMPENSATION COMMITTEE -- The members of the Compensation Committee are Dr. Gleicher, Mr. Kennedy and Mr. Yoked. The Compensation Committee establishes a general compensation policy for the Company, reviews the performance of the officers of the Company, recommends to the Board of Directors the annual salary and bonus amounts for all officers of the Company and considers other matters relating to officer compensation.

     EQUITY INCENTIVE COMMITTEE -- Currently, the members of the Equity Incentive Committee are Dr. Gleicher and Dr. Pratt. On the effective date of this offering, Drs. Gleicher and Pratt will be replaced by Dr. Elkayam and Mr. Yoked, both of whom are independent outside directors. The Equity Incentive Committee determines who shall receive awards under the Company's Incentive Compensation Plan from those officers, employees and consultants who are eligible to participate in the Incentive Compensation Plan, the type of award to be made, the number of shares of Common Stock which may be acquired pursuant to the award and the specific terms and conditions of each award.

     ACQUISITION AND AFFILIATION COMMITTEE -- The members of the Acquisition and Affiliation Committee are Dr. Gleicher and Mr. Kennedy. The Acquisition and Affiliation Committee is authorized to review and approve, on behalf of the Company, all acquisitions of medical practices as well as affiliations with medical schools, university medical programs and other similar entities. Proposed acquisitions involving the issuance of equity securities of the Company will be referred to the Board of Directors.

DIRECTORS' COMPENSATION

     CASH COMPENSATION -- Directors of the Company do not receive any cash compensation for serving as a director of the Company other than reimbursement for travel costs and other out-of-pocket expenses incurred in attending each directors' meeting and committee meeting.

     DIRECTORS' OPTION PLAN -- The Company adopted the Nonemployee Directors' Stock Option Plan (the "Directors' Option Plan"), effective March 8, 1996. The Directors' Option Plan provides for the granting of options to purchase an aggregate of 41,666 shares (subject to adjustment in certain circumstances) of Common Stock to members of the Board of Directors who are not also employees of the Company ("Outside Directors").

     Each of Dr. Elkayam, Mr. Yoked and Mr. Van Hulst, Outside Directors of the Company, will be granted non-qualified stock options ("NQSOs") to purchase 3,333 shares of Common Stock as of the effective date of this offering (the "Initial Grant Date") at the initial public offering price. On each anniversary of the Initial Grant Date, NQSOs to purchase an additional 1,250 shares of Common Stock will be granted to each of the Outside Directors if the person is still serving as a director on such date (with a limit of options to acquire a total of 8,333 shares to be granted to any Outside Director). Upon the appointment of new Outside Directors, each new Outside Director will be granted NQSOs to purchase 3,333 shares of Common Stock and, thereafter, options to acquire an additional 1,250 shares at each anniversary of such date if the person is still serving as a director on such date (with a limit of options to acquire a total of 8,333 shares to be granted to any Outside Director). All options granted under the Directors' Option Plan are exercisable upon the first anniversary of the date of grant, subject to acceleration of vesting in certain events, and, for options other than those granted as of the Initial Grant Date, at a price per share equal to the closing price of the Common Stock as reported on The Nasdaq Stock Market's National Market on the date of grant or, if no quotations were reported on such date, the immediately preceding date on which quotations were reported. All such options expire on the earlier to occur of (i) ten years following the grant date and
(ii) the date on which the Outside Director ceases to serve as a director of the Company other than due to death or disability.

NATIONAL ADVISORY BOARD MEMBERS

     The Company has formed a National Advisory Board composed of Regional Medical Directors from each of the integrated networks and selected leaders in the practice areas managed by the Company. The National Advisory Board will advise the Company, the managed practices and the Centers on various procedural and administrative matters. The National Advisory Board will meet at least twice each year and the Company expects that members of such board will be called on periodically to provide advice as needed between meetings. Members of the National Advisory Board do not receive any cash compensation for serving on the National Advisory Board other than reimbursement for travel costs and other out-of-pocket expenses incurred in attending meetings of such board. Members of the National Advisory Board may receive options under the Company's Incentive Compensation Plan as compensation for serving on the National Advisory Board. As of the date of this Prospectus, however, the Company has not granted any stock options to members of the National Advisory Board as compensation for serving on such board. See "-- Incentive Compensation Plan."

     The following table sets forth certain information concerning the individuals who have agreed to serve as members of the National Advisory Board.

                                          NAME                                     AGE
        ------------------------------------------------------------------------   ---
        Richard L. Berkowitz, M.D. .............................................   55
        Rogerio A. Lobo, M.D. ..................................................   46
        Antonio Scommegna, M.D. ................................................   64
        William N. Spellacy, M.D. ..............................................   62
        John J. Sciarra, M.D. ..................................................   64
        Daniel Mishell, Jr., M.D. ..............................................   65
        Arnold L. Widen, M.D. ..................................................   66

     Richard L. Berkowitz, M.D., has served as Chairman of the Department of Obstetrics, Gynecology and Reproductive Science at Mount Sinai Medical Center in New York since 1985. From 1985 until 1993, he also served as Director of that institution's Obstetrics and Gynecology Residency Program, and he has been a professor at the Mount Sinai School of Medicine in New York since 1982. Dr. Berkowitz is the author of over 200 scientific papers and seven books in the field of obstetrics and gynecology. He received his M.D. at New York University School of Medicine and his M.P.H. in Population Dynamics and International Health from the Johns Hopkins University School of Hygiene and Public Health.

     Rogerio A. Lobo, M.D., has served as the Rappleye Professor and Chairman of the Department of Obstetrics and Gynecology at Columbia University Medical School in New York since 1995. From 1984 until 1995, he was Chief of the Division of Reproductive Endocrinology and Infertility for the Los Angeles County/University of Southern California Medical Center's Department of Obstetrics and Gynecology. During that time he also served as Director of that institution's Reproductive Endocrinology and Infertility Training Program. Dr. Lobo earned his M.D. from Georgetown University Medical School.

     Antonio Scommegna, M.D., has been affiliated with CHR-Illinois since August 1995 and has been the Executive Head of the Department of Obstetrics and Gynecology at the University of Illinois College of Medicine since 1989. He also serves as an attending physician for the Department of Obstetrics and Gynecology for the University of Illinois Hospital and Clinics in Chicago. Dr. Scommegna is a fellow of the American College of Obstetricians and Gynecologists (FACOG) and is a member of numerous other professional societies. He received his M.D. from the University of Bari in Italy and completed his residency in obstetrics and gynecology at Michael Reese Hospital and Medical Center in Chicago.

     William N. Spellacy, M.D., has been a Professor and Chairman of the Department of Obstetrics and Gynecology at the University of South Florida since 1988. Dr. Spellacy has authored over 400 scientific papers in the field of obstetrics and gynecology and is a member of various professional societies, including the American Society for Reproductive Medicine (formerly the American Fertility Society). He earned his M.D. from the University of Minnesota.

     John J. Sciarra, M.D., Ph.D., has served as the Thomas J. Watkins Professor and Chairman of Northwestern University Medical School's Department of Obstetrics and Gynecology since 1974. He also serves as the Chairman for the Department of Obstetrics and Gynecology at Prentice Women's Hospital and Maternity Center of Northwestern Memorial Hospital in Chicago. A member of the American College of Obstetricians and Gynecologists, the American Fertility Society and other professional societies, Dr. Sciarra received his M.D. from Columbia University's College of Physicians & Surgeons and his Ph.D. in Anatomy from the Faculty of Pure Science at Columbia University.

     Daniel R. Mishell, Jr., M.D., has served as Chairman of the University of Southern California's Department of Obstetrics and Gynecology since 1978. Dr. Mishell is a member of the American Fertility Society, the American College of Obstetricians and Gynecologists and various other professional societies, and also is a member of the American Medical Association's Residency Review Committee of Obstetrics and Gynecology. In addition, Dr. Mishell serves as an Associate Editor for the Journal of Reproductive Medicine and is a member of the editorial board for numerous journals in the field of obstetrics and gynecology. Dr. Mishell received his M.D. from Stanford University School of Medicine in 1955.

     Arnold L. Widen, M.D., has served as the Medical Director of Northwestern Internists IPA, LLC since June 1, 1996. From February 1989 until June 1996, Dr. Widen served as the Vice President and Corporate Medical Director of Blue Cross Blue Shield of Illinois. Prior to February 1989, he served as the medical director of various managed care companies for 15 years and prior to that he practiced medicine in the field of general internal medicine and gastroenterology for 15 years. Dr. Widen has been a member of the faculty of Northwestern University Medical School since 1959 where he presently serves as an Associate Professor of Medicine and of Preventive Medicine. He is a fellow of the American College of Physicians and is a fellow and currently the President of the Board of Governors of the Institute of Medicine of Chicago. Dr. Widen earned his M.D. from Northwestern University Medical School in 1953.

EXECUTIVE COMPENSATION

     The following table presents certain information regarding compensation paid or accrued by the Company for services rendered in all capacities during 1995, to the Company's Chief Executive Officer and to each of the Company's other most highly compensated executive officers whose salary and bonus exceeded $100,000 during such period (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM
                                                                                     COMPENSATION
                                                                                        AWARDS
                                                                      ANNUAL      ------------------
                                                                   COMPENSATION       SECURITIES
                                                                   ------------   UNDERLYING OPTIONS
                   NAME AND PRINCIPAL POSITION                      SALARY ($)           (#)
- -----------------------------------------------------------------  ------------   ------------------
Norbert Gleicher, M.D.,..........................................    $939,472               --
  Chief Executive Officer and President
Donna Pratt, M.D.,...............................................     181,947               --
  Vice President of Medical Affairs
Marybeth Gerrity, Ph.D.,.........................................     132,255           63,333
  Senior Vice President of Operations and Development

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table contains information concerning the grant of stock options by the Company to the Named Executive Officers during 1995.

                                    PERCENT OF
                       NUMBER OF      TOTAL                                     POTENTIAL REALIZABLE VALUE AT
                       SECURITIES    OPTIONS                                    ASSUMED ANNUAL RATES OF STOCK
                       UNDERLYING   GRANTED TO                                  PRICE APPRECIATION FOR OPTION
                        OPTIONS     EMPLOYEES    EXERCISE OR                               TERM(1)
                        GRANTED     IN FISCAL    BASE PRICE     EXPIRATION     --------------------------------
         NAME             (#)          YEAR        ($/SH)          DATE         0%($)       5%($)       10%($)
- ---------------------------------   ----------   -----------   ------------    --------    --------    --------
Norbert Gleicher,
  M.D. ................       --          --          --                             --          --          --
Donna Pratt, M.D. .....       --          --          --                             --          --          --
Marybeth Gerrity,
  Ph.D.(2).............   63,333       24.4%          (3)      May 31, 2000    $199,499    $309,735    $443,091

- -------------------------
(1) Potential realizable value is presented based on an assumed fair market value of $6.30 and net of an assumed option exercise price of $3.15 per share but before any federal or state income taxes associated with exercise. The assumed exercise price is equal to 50% of $6.30, which represents the fair market value of the Company's Common Stock at December 31, 1995, as determined by an independent appraiser. The stated amounts are based upon assumed appreciation rates of 0%, 5% and 10% prescribed by the Commission rules and are not intended to forecast possible future appreciation, if any, of the Company's stock price. The amounts reflected in the table may not necessarily be achieved.

(2) These options were exercised as of March 31, 1996.

(3) The exercise price is determined based upon 50% of the fair market value of the Company on the last day of the fiscal year prior to the date that Dr. Gerrity exercises her option. See "Certain Transactions -- Acquisition of Reproductive Biology Resources, Inc."

                         FISCAL YEAR-END OPTION VALUES

     The following table contains information regarding the Named Executive Officers' unexercised options at December 31, 1995. None of the Named Executive Officers exercised any options during 1995.

                                                       NUMBER OF SECURITIES
                                                      UNDERLYING UNEXERCISED        VALUE OF UNEXERCISED
                                                         OPTIONS AT FISCAL         IN-THE-MONEY OPTIONS AT
                                                           YEAR-END (#)            FISCAL YEAR-END ($)(1)
                                                     -------------------------    -------------------------
                       NAME                          EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
- ---------------------------------------------------  -------------------------    -------------------------
Norbert Gleicher, M.D. ............................              --                            --
Donna Pratt, M.D. .................................              --                            --
Marybeth Gerrity, Ph.D. ...........................          63,333/--                   $199,499/--

- -------------------------
(1) The value per option is calculated by subtracting the exercise price from the fair market value of the Company's Common Stock at December 31, 1995 of $6.30 per share, as determined by an independent appraiser. These options were exercised as of March 31, 1996.

EMPLOYMENT AGREEMENTS

     On March 1, 1995, the Company entered into an employment agreement with Dr. Gleicher to serve as the President of the Company. This employment agreement provides that Dr. Gleicher is to receive an annual salary for his services as President of the Company equal to 5% of total annual revenues of each medical practice with which the Company maintains a management services agreement, provided that certain revenues from Medicare or state health programs are excluded from total revenues. In 1995, Dr. Gleicher received total compensation of $939,472 under this agreement. On April 1, 1996, this agreement was amended to provide that, for an initial term of five years commencing upon the Registration Statement being declared effective by the Commission, Dr. Gleicher will receive an annual base salary of $350,000 plus a bonus of $350,000 for 1996 and a bonus in 1997 to be based upon the Company achieving certain performance criteria for total combined net operating income, subject to a maximum bonus of $400,000 per year. Following 1997, the amount of the bonus to be paid to Dr. Gleicher will be determined by the Compensation Committee based upon performance criteria consistent with those used in prior years. In addition, Dr. Gleicher has entered into an employment agreement with CHR-Illinois pursuant to which he will receive a base salary of $250,000 for medical services provided and following this offering he will be entitled to receive a bonus of $250,000 for 1996 and no bonus thereafter. See "Certain Transactions -- Certain Medical Practice Employment Agreements."

     On March 1, 1995, the Company entered into an employment agreement with Dr. Pratt to serve as the Vice President of Medical Affairs of the Company for successive terms of one year. On April 1, 1996, this agreement was amended to provide that, for an initial term of five years commencing upon the Registration Statement being declared effective by the Commission, Dr. Pratt will receive an annual base salary of $100,000. Prior to such date, Dr. Pratt is to receive an annual salary for her services as Vice President of Medical Affairs equal to 1% of total annual revenues of each managed practice with which the Company maintains a management services agreement, provided that revenues from Medicare or state health programs are excluded from total revenues. In 1995, Dr. Pratt received total compensation of $181,947 under this agreement. In addition, Dr. Pratt has entered into an employment agreement with CHR-Illinois pursuant to which she will receive a base salary of $250,000 and a minimum bonus of $100,000 for medical services provided. See "Certain Transactions -- Certain Medical Practice Employment Agreements."

     Under their amended employment agreements, neither Dr. Gleicher nor Dr. Pratt may be terminated by the Company without cause during the initial term of five years. Drs. Gleicher and Pratt may be terminated by the Company for "cause" on ten days' notice. Each of Drs. Gleicher and Pratt has agreed that during the term of their employment and for a two year period from the date of termination of his or her employment, he or she will not directly or indirectly compete with, solicit or offer employment to any employee of, the Company or any affiliated medical practice, or employ any such employee who is then currently employed or has been employed by the Company or any affiliated medical practice within one year prior to his or her date of termination.

     In the event of a change in control of the Company, the amended employment agreements of Drs. Gleicher and Pratt provide for severance payments. A "change in control" of the Company is triggered upon the acquisition by any individual, entity or group of 20% of the then outstanding shares of Common Stock of the Company, the approval by the stockholders of certain specified types of corporate transactions or business combinations, or the replacement of a majority of the incumbent Board of Directors. In the event of a change in control, if either Dr. Gleicher's or Dr. Pratt's employment with the Company is terminated by such person for good reason or by the Company without cause during the next 36 months, the Company is obligated to pay such person a lump sum cash payment equal to the greater of (i) the remaining salary due over the balance of the initial term of such person's employment agreement, and (ii) $1.00 less than three times such person's average annual compensation (including bonus) during each of the five full fiscal years immediately prior to the effective date of the Registration Statement. Following a change in control, if either Dr. Gleicher's or Dr. Pratt's employment with the Company is terminated by such person for good reason or by the Company without cause during the next 36 months, such person will not be subject to the non-competition and non-solicitation provisions of his or her amended employment agreement following such termination. Drs. Gleicher and Pratt also are entitled to gross-up payments to the extent that the payments described above are subject to the excise tax imposed by Section 4999 of the Code.

     The employment agreements of Drs. Gleicher and Pratt also currently provide for deferred compensation payments if he or she has been employed by the Company and its predecessors for a term of ten years. The deferred compensation to be paid to each of Drs. Gleicher and Pratt is equal to one year's annual salary and bonus based upon the average amounts for the three years prior to beginning such payments. Each of Drs. Gleicher and Pratt is to receive an additional one month of deferred compensation for each full year of employment in excess of ten years. Upon the Registration Statement being declared effective by the Commission, each of these deferred compensation arrangements will be terminated automatically.

     On June 13, 1995, the Company entered into an employment agreement with Dr. Gerrity to serve as the Vice President of Operations and Development for an initial term of three years with automatic renewal for successive one year terms. In 1995, Dr. Gerrity received total compensation of $132,255 under this agreement. On April 1, 1996, this agreement was amended and restated to provide that, for an initial term of three years commencing upon the Registration Statement being declared effective by the Commission, Dr. Gerrity will receive an annual base salary of $250,000 plus an annual bonus of at least $75,000. The amended agreement provides that Dr. Gerrity may not be terminated by the Company without cause during the initial term of three years. The Company may terminate Dr. Gerrity's employment for "cause" on ten days' notice. Dr. Gerrity is subject to certain restrictions on competing with the Company and soliciting employees and third party payors of the Company during the term of her employment and for a period of one year thereafter. Following a change in control, if Dr. Gerrity's employment with the Company is terminated by the Company without cause during the next 36 months, she will not be subject to the non-competition and non-solicitation provisions of her amended employment agreement following such termination.

     On May 1, 1996, the Company entered into an employment agreement with Dr. Zbella to serve as Senior Vice President and Director of General Obstetrics and Gynecology Contracting for an initial term of five years with automatic renewal for successive one year terms. During the first year of this agreement, Dr. Zbella will receive an annual salary of $300,000. Following the first year of this agreement, Dr. Zbella will receive an annual salary based on the revenues collected by CHR-Florida in a specific area in Florida in the immediately preceding year ("Managed Revenue"). Such annual salary will be $75,000, $125,000 and $200,000 for Managed Revenues of $2.5 million, $2.7 million and $3.0 million, respectively, and for Managed Revenues in excess of $3.0 million Dr. Zbella's annual salary will be equal to $200,000 plus $25,000 for each $250,000 of Managed Revenue in excess of $3.0 million. The Company may terminate Dr. Zbella's employment for "cause" and the agreement automatically terminates with the termination of Dr. Zbella's employment agreement with CHR-Florida. Dr. Zbella is subject to certain restrictions on competing with the Company and soliciting employees and third party payors of the Company during the term of his employment with the Company.

INCENTIVE COMPENSATION PLAN

     The Company has adopted an Incentive Compensation Plan (the "Incentive Plan"), effective March 8, 1996, pursuant to which 708,333 shares of Common Stock are reserved and available for issuance upon exercise of options and other awards to be granted under the Incentive Plan. The purpose of the Incentive Plan is to promote the overall financial objectives of the Company and its stockholders by motivating those persons selected to participate in the Incentive Plan to achieve long-term growth in stockholder equity in the Company and by retaining the association of those individuals who are instrumental in achieving this growth. The Incentive Plan is administered by the Equity Incentive Committee of the Board of Directors that currently consists of Dr. Gleicher and Dr. Pratt. Upon the Company's completion of this offering, Drs. Gleicher and Pratt will be replaced by Dr. Elkayam and Mr. Yoked, both of whom are "disinterested," as such term is used in Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and "outside directors" for purposes of
Section 162(m) of the Code. See "-- Committees of the Board of Directors -- Equity Incentive Committee."

     Subject to certain limits, options to be granted under the Incentive Plan may be incentive stock options ("ISOs") meeting the requirements of Section 422 of the Code or may be options other than ISOs (non-qualified stock options or "NQSOs"). The exercise price of an ISO must be at least equal to the fair market value (as defined in the Incentive Plan) per share of the Common Stock on the date of the grant, and must be at least 110% of such value if the grantee is a substantial stockholder of the Company. The exercise price of NQSOs will be determined by the Equity Incentive Committee and may be greater or less than the fair market value per share of the Common Stock on the date of grant. The exercise price is required to be paid in full at the time of exercise in cash or its equivalent or, upon approval of the Equity Incentive Committee, by promissory note or in shares of Common Stock. ISOs and NQSOs granted under the Incentive Plan will be exercisable for a term of not more than 10 years, as determined by the Equity Incentive Committee, and will become exercisable at such time or times during the optionee's employment with the Company as may be determined by the Equity Incentive Committee, subject to acceleration of vesting at the discretion of the

Equity Incentive Committee or, if so provided, upon a "change in control" of the Company. Options that have become exercisable on or prior to the date of termination of the optionee's employment generally will terminate at the earlier of: (i) the expiration date of the option; (ii) where such termination of employment occurs as a result of death or disability, one year after the date of termination of employment; or (iii) where such termination is as a result of retirement or by the Company without cause, 90 days after the date of termination of employment; or (iv) where such termination is voluntary by the employee (and is not a retirement) or by the Company for cause, the date of notice of termination. Generally, options granted under the Incentive Plan are not transferrable by the grantee other than by testament or the laws of descent and distribution. Prior to the completion of an initial public offering by the Company, shares acquired by a participant pursuant to an award under the Incentive Plan generally will be subject to certain restrictions on transferability. All other terms, including the time or times at which an option becomes exercisable, may be determined by the Equity Incentive Committee in its discretion.

     The Incentive Plan also authorizes the Equity Incentive Committee to grant restricted stock, deferred stock and stock appreciation rights ("SARs") in connection with options granted. SARs entitle the optionee to receive upon exercise cash or Common Stock, as determined by the Equity Incentive Committee, equal in value to the differences between the option price and the current fair market value of the stock subject to the option and related SAR. Exercise of a SAR is in lieu of exercise of the related option.

     As of the date of this Prospectus, the Company has granted awards under the Incentive Plan covering 635,833 shares of Common Stock, including stock options granted to the following executive officers of the Company: Norbert Gleicher, M.D., 390,000 shares; Donna Pratt, M.D., 75,000 shares; Robert Bukala, 33,333 shares; Donna Havemann, 16,667 shares; and Michael Gonzales, 8,333 shares. Options granted to these executive officers vest 20% per year over five years. The options granted to Dr. Gleicher and Dr. Pratt were granted on April 15, 1996 and are exercisable at a purchase price equal to the per share offering price to the public of the shares of Common Stock in this offering. The options granted to the remaining officers were granted on March 8, 1996 and are exercisable at a purchase price equal to $7.80 per share.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Company's Certificate of Incorporation contains a provision eliminating or limiting director liability to the Company and its stockholders for monetary damages arising from acts or omissions in the director's capacity as a director. The provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the Delaware statutory provision making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock purchases or redemptions, or
(iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of the Company protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above). As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The Commission has taken the position that the provision will have no effect on claims arising under the federal securities laws.

     In addition, the Certificate of Incorporation provides for mandatory indemnification rights, subject to limited exceptions, to any director, officer, employee, or agent of the Company who by reason of the fact that he or she is a director, officer, employee, or agent of the Company, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such director, officer, employee, or agent in advance of the final disposition of such proceeding in accordance with the applicable provisions of DGCL. The Company has entered into indemnity agreements with each of its directors and certain of its officers providing for such indemnification. In addition, the Company has obtained a directors' and officers' insurance policy.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1995, the Board of Directors, consisting of Drs. Gleicher and Pratt and, from December 1, 1995, Brian Kennedy, served on the Compensation Committee. In April 1996, a Compensation Committee of the Board of Directors was formed, consisting of Dr. Gleicher, Mr. Kennedy and Mr. Yoked. Drs. Gleicher and Pratt and their affiliates have engaged in a number of transactions with the Company. See "Certain Transactions -- Reorganization of Predecessor Corporation," "-- Shareholder Agreement," "-- Guarantee of Revolving Line of Credit," "-- Management Agreements," "-- Certain Medical Practice Employment Agreements," and "-- Promissory Notes." Mr. Kennedy is an officer of Nichold Company, the holder of the Convertible Note, and its parent company, Blue Cross Blue Shield of Illinois. The Company is a party to a managed care contract with HMO-Illinois, an HMO owned by Blue Cross Blue Shield of Illinois. See "Certain Transactions -- Relationship with Blue Cross Blue Shield of Illinois."

                              CERTAIN TRANSACTIONS

REORGANIZATION OF PREDECESSOR CORPORATION

     In connection with the reorganization of the Company's predecessor, CHR-Illinois, the Company and CHR-Illinois entered into an Asset Purchase Agreement dated March 1, 1995. Drs. Gleicher, Pratt and Miller are shareholders and officers of CHR-Illinois. Pursuant to the terms of the Asset Purchase Agreement, CHR-Illinois transferred certain of its nonmedical assets, including the trade names "The Center For Human Reproduction" and "CHR" and the goodwill associated therewith, and certain contract rights. In consideration for such transfer, the Company assumed liabilities under the assigned contracts and paid a nominal cash payment aggregating $384,000. Because of the elimination of intercompany accounts, the reorganization had no impact on the combined financial statements of the Company. In connection with the reorganization, the Company and CHR-Illinois also entered into a sublease pursuant to which CHR-Illinois leases to the Company the nonexclusive use of the Center located at 750 North Orleans Street, Chicago, Illinois 60610. The rent payable under the sublease is equal to 35% of the base rent, operating expenses, real estate taxes and insurance, and all other pass-through expenses or charges CHR-Illinois is obligated to pay under the lease for such premises.

RESTRUCTURING OF ILLINOIS PRACTICES

     On June 5, 1996, the Company acquired certain nonmedical assets of CHR-Illinois in consideration for the assumption of certain liabilities. On June 6, 1996, CHR-Illinois was merged with CHR-Perinatal, with the surviving corporation bearing the name "The Center for Human Reproduction -- Illinois, M.D.S.C." Because of the elimination of intercompany accounts, neither of these transactions had any impact on the consolidated financial statements of the Company.

SHAREHOLDERS AGREEMENTS

     On March 1, 1995, the Company entered into a shareholders agreement with each of Drs. Gleicher, Pratt, Miller and Karande. By separate adoption agreement, each of Dr. Gerrity and Ms. Havemann subsequently became a party to such shareholders agreement. This agreement restricts the ability of the parties to transfer any shares of the Common Stock and obligates the Company to purchase the shares held by the shareholder-employees upon their death or termination at prices calculated in accordance with the shareholders agreement. This agreement also provides Dr. Gleicher certain rights with respect to the admission of new shareholders, the sale of assets or merger of the Company and the right to cause a redemption of shares of the other shareholders if certain disputes arise. In contemplation of this offering, on March 31, 1996, the parties to the shareholders agreement amended the shareholders agreement to provide that it shall immediately terminate in its entirety without any further action by any of the shareholders upon the Registration Statement being declared effective by the Commission. Accordingly, none of the provisions described above will remain in effect after the completion of this offering.

     Effective April 1, 1996, the Company entered into a shareholders agreement with each of Drs. Gleicher, Pratt, Miller, Karande, Rinehart and Gerrity and Ms. Havemann. Effective May 1, 1996, each of Drs. Zbella and Navot became a party to such shareholders agreement. This agreement restricts the ability of the parties to transfer any shares of the Common Stock and obligates the Company to purchase the shares held by the parties upon their death or termination at prices calculated in accordance with the shareholders agreement. This agreement provides that it shall immediately terminate in its entirety without any further action by the parties upon the Registration Statement being declared effective by the Commission. Accordingly, none of the provisions described above will remain in effect after the completion of this offering.

GUARANTEE OF REVOLVING LINE OF CREDIT

     The shareholders agreement provides that each beneficial owner of 5% or more of the outstanding shares of the Company's common stock that is a party to the agreement shall be a joint and several guarantor for any obligations of the Company that are guaranteed by any other shareholder. Each of the other shareholders that is a party to the shareholders agreement is obligated to indemnify each of the other parties for any loss incurred under any guarantee issued on behalf of the Company to the extent such loss exceeds the guaranteeing shareholder's pro rata share of the guaranteed obligation.

     Prior to February 23, 1996, the Company's revolving line of credit was jointly and severally guaranteed by Drs. Gleicher, Pratt and Miller. On February 23, 1996, the Company replaced this revolving line of credit with a similar facility established under a Secured Credit Agreement with American National Bank of Chicago. The new revolving line of credit also is guaranteed jointly and severally by each of Drs. Gleicher, Pratt and Miller. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

MANAGEMENT AGREEMENTS

     In connection with the Reorganization, the Company entered into management services agreements with each of CHR-Illinois, CHR-Endoscopic and CHR-Perinatal (the "Illinois Practices"). Drs. Gleicher, Pratt and Miller are shareholders of each of the Illinois Practices. In April 1996, the management services agreement with each of the Illinois Practices was amended and restated. Each of these Agreements is substantially the same as the form of management services agreement described under the caption "Business -- Physician Affiliation -- Affiliation Process Structure." In consideration for the provision of management services, the Company receives a monthly management fee and an absolute assignment of receivables and payables to be managed by the Company on behalf of the Illinois Practices and the Company will be reimbursed for certain expenses incurred in the management of the Illinois Practices. The initial term of each of the management services agreements is 40 years, with automatic renewal for successive five year periods thereafter unless either party gives notice that it will not renew. In 1995, the Company received management fees under these Agreements from CHR-Illinois, CHR-Endoscopic and CHR-Perinatal of $5,828,993, $383,529 and $21,258, respectively. In connection with each of these management services agreements, the Company has entered into a license agreement pursuant to which it has granted to each of the Illinois Practices the right to use the trade names and service marks "The Center For Human Reproduction" and "CHR" for a nominal license fee.

     On May 1, 1996, the Company entered into a management services agreement with CHR-Florida in substantially the same form as the form of management services agreement described under the caption "Business -- Physician Affiliation -- Affiliation Process." Dr. Pratt is the sole shareholder of CHR-Florida and Dr. Zbella is the Regional Medical Director of CHR-Florida. In consideration for the provision of management services, the Company receives an absolute assignment of receivables and assumes all payables and is entitled to be reimbursed for certain expenses incurred in the management of CHR-Florida. The initial term of this management services agreement is 40 years, with automatic renewal for successive five year periods thereafter unless either party gives notice that it will not renew. In connection with this management services agreement, the Company has entered into a license agreement pursuant to which it has granted CHR-Florida the right to use the trade names and services marks "The Center For Human Reproduction" and "CHR" for a nominal license fee.

CERTAIN MEDICAL PRACTICE EMPLOYMENT AGREEMENTS

     Each of Drs. Gleicher, Pratt and Miller (the "Principal Shareholders"), has entered into an employment agreement with CHR-Illinois. In each case, the employee is to receive a base salary of $250,000 plus a production bonus based upon revenues collected by CHR-Illinois for medical services rendered by the employee or under the employee's supervision, provided that no revenues from Medicare or state health programs related to the volume or value of referrals by employee for "designated health services" are included in determining the production bonus. In 1995, Drs. Gleicher, Pratt and Miller received total compensation under these agreements of $397,910, $299,074 and $277,366, respectively. On April 1, 1996, the employment agreements with CHR-Illinois of each of Drs. Gleicher and Pratt were amended to provide that upon the Registration Statement being declared effective by the Commission, Dr. Gleicher would be entitled to receive a bonus of $250,000 for 1996 and no bonus thereafter, and Dr. Pratt's production bonus would be subject to a minimum bonus of $100,000 per year.

     As amended, each of these employment agreements may not be terminated by CHR-Illinois without cause during the initial term of five years. CHR-Illinois has the right to terminate each Principal Stockholder's employment for "cause" on ten days' notice. Each employee also has covenanted, for a two-year period following termination, not to compete, directly or indirectly, with the Company or CHR-Illinois, solicit or offer employment to any employee of CHR-Illinois or any of its affiliates or employ any such employee who is then currently employed or has been employed by CHR-Illinois or any of its affiliates within one year prior to employee's termination. If during the initial term of five years, any such employee is terminated for cause or voluntarily terminates his or her employment without good reason, he or she is obligated to pay liquidated damages.

     In the event of a change in control of the Company, the employment agreements of Drs. Gleicher, Pratt and Miller provide for severance payments. A "change in control" of the Company is triggered upon the acquisition by any individual, entity or group of 20% of the then outstanding shares of Common Stock of the Company, the approval by the stockholders of certain specified types of corporate transactions or business combinations, or the replacement of a majority of the incumbent Board of Directors. In the event of a change in control, if Dr. Gleicher's, Dr. Pratt's or Dr. Miller's employment with the Company is terminated by such person for good reason or by the Company without cause during the next 36 months, the Company is obligated to pay such person a lump sum cash payment equal to the greater of (i) the remaining salary due over the balance of the initial term of such person's employment agreement, and (ii) $1.00 less than three times such person's average annual compensation during each of the five full fiscal years immediately prior to the date of termination of employment. Following a change in control, if Dr. Gleicher's, Dr. Pratt's or Dr. Miller's employment with the Company is terminated by such person for good reason or by the Company without cause during the next 36 months, such person will not be subject to the non-competition and non-solicitation provisions of his or her employment agreement following such termination. Drs. Gleicher, Pratt and Miller also are entitled to gross-up payments to the extent that the payments described above are subject to the excise tax imposed by Section 4999 of the Code. Each of these employment agreements contains a deferred compensation provision substantially similar to that contained in such physician's employment agreement with the Company, and upon the Registration Statement being declared effective by the Commission, each of these deferred compensation arrangements will be terminated automatically.

     On March 7, 1995, CHR-Endoscopic and Dr. Miller entered into an employment agreement. Under this agreement, Dr. Miller is to receive annual compensation equal to 50% of annual collections received by CHR-Endoscopic from surgical procedures performed by, or under the supervision of, Dr. Miller for fee-for-service patients, including pre- and post-operative office visits and testing. The fee schedule for surgical procedures is as agreed upon by Drs. Gleicher and Miller. In 1995, Dr. Miller received total compensation under this agreement of $551,165. On April 1, 1996, this agreement was amended to provide that Dr. Miller may not be terminated by CHR-Endoscopic without cause during the initial term of five years. CHR-Endoscopic has the right to terminate Dr. Miller for "cause" on ten days' notice. This employment agreement contains comparable severance, non-compete and non-solicitation provisions to those contained in Dr. Miller's employment agreement with CHR-Illinois.

     On May 1, 1996, CHR-Florida entered into an employment agreement with Dr. Zbella to serve as a physician and the Regional Medical Director of CHR-Florida for an initial term of five years with automatic renewal for successive one year terms. Following the initial five-year term, Dr. Zbella also may renew the agreement for a term of two years subject to certain conditions. Pursuant to this agreement, Dr. Zbella will receive an annual base salary of $500,000 plus a production bonus based upon revenues collected by CHR-Florida for medical services rendered by Dr. Zbella or under his supervision, provided that no revenues from Medicare or state health programs related to the volume or value of referrals by Dr. Zbella for "designated health services" are included in determining the production bonus. This agreement may not be terminated by CHR-Florida without cause during the initial term of five years. CHR-Florida has the right to terminate this agreement for "cause" on ten days' notice. Dr. Zbella also has covenanted, for a two-year period following termination of this agreement by him without cause or by the Company for cause, not to compete, directly or indirectly, with the Company or CHR-Florida, solicit or offer employment to any employee of CHR-Florida or any of its affiliates or employ any such employee who is then currently employed or has been employed by CHR-Florida or any of its affiliates within one year prior to Dr. Zbella's termination. If during the initial term of five years, Dr. Zbella is terminated for cause or voluntarily terminates his employment with CHR-Florida without good reason, he is obligated to pay liquidated damages.

     Each of the employment agreements described above has been guaranteed by the Company.

ACQUISITION OF REPRODUCTIVE BIOLOGY RESOURCES, INC.

     On June 13, 1995, CHR-Illinois acquired substantially all of the assets of Reproductive Biology Resources, Inc., a company owned by Dr. Gerrity. In connection with this acquisition, the Company entered into an employment agreement with Dr. Gerrity to serve as the Vice President of Operations and Development of the Company. See "Management -- Employment Agreements." On June 13, 1995, the Company also entered into an Option Agreement with Dr. Gerrity pursuant to which she was granted the option to purchase up to 63,333 additional shares of common stock of the Company at an exercise price per share determined based upon 50% of the fair market value of the Company on the last day of its fiscal year prior to the date that Dr. Gerrity exercises her option. The option expires on May 31, 2000, unless her employment is earlier terminated, and she has the right to exercise the option once each year during the month of May. This Option Agreement was exercised in full in March 1996 on a cashless basis for a net 41,667 shares, and the Company agreed to make a loan to Dr. Gerrity in June 1996 of an amount sufficient for her to pay federal and state income taxes with respect to the exercise of this option.

ACQUISITION OF A CENTER FOR GYNECOLOGY, P.A.

     On March 17, 1996, the Company, Dr. Zbella and A Center for Gynecology, P.A. entered into an Asset Transfer and Reorganization Agreement pursuant to which the Company acquired substantially all of the nonmedical assets of A Center for Gynecology, P.A in exchange for 110,637 shares of Common Stock. This transaction was closed on May 1, 1996, however, 3,157 shares are contingent upon the completion of this offering.

RELATIONSHIP WITH BLUE CROSS BLUE SHIELD

     On December 1, 1995, the Company has entered into a Note Purchase Agreement, dated December 1, 1996 and amended April 15, 1996, with Nichold Company, a wholly-owned subsidiary of Blue Cross Blue Shield of Illinois, pursuant to which the Company issued to Nichold Company the Convertible Note. See "Description of Capital Stock -- Subordinated Convertible Promissory Note." Up to $2,500,000 of the Convertible Note is convertible, in whole or in part, at any time in increments of no less than $500,000, into a number of shares of Common Stock equal to 1% of the number of shares of outstanding Common Stock (on a fully diluted basis) per $500,000 of principal amount to be converted on the date of such conversion. The convertible portion of the Convertible Note is subject to automatic conversion upon the closing of an initial public offering of the Common Stock (including any over-allotment option granted to the underwriters in connection therewith) having gross proceeds (without giving effect to commissions or expenses) of no less than $10,000,000 and bearing an offering price of not less than $5.00 per share (a "Qualifying IPO"). The $2,500,000 nonconvertible portion of the Convertible Note becomes due and payable upon the closing of a Qualifying IPO. Accordingly, upon the closing of this offering, $2,500,000 principal amount of the Convertible Note will automatically be converted into 338,107 shares of Common Stock and $2,500,000 principal amount of the Convertible Note will become due and payable. See "Use of Proceeds." Nichold Company has certain

"piggyback" registration rights with respect to the Conversion Shares. Nichold Company also has the right to designate a member of the Company's Board of Directors so long as the Convertible Note remains outstanding. Brian Kennedy, the Cashier of Nichold Company and the Treasurer and a Vice President of Blue Cross Blue Shield of Illinois, currently is serving as the designee of Nichold Company.

     On September 29, 1994, the Company entered into a managed care contract with HMO-Illinois, an HMO owned by Blue Cross Blue Shield of Illinois. Under the terms of this agreement, the Company's affiliated practices provide services related to the diagnosis and treatment of male and female infertility for HMO-Illinois members on an exclusive basis in the Chicago metropolitan area. For HMO-Illinois members not eligible for Medicare, HMO-Illinois pays a capitation rate per member for these services. In 1995, the Company received approximately $6.2 million in total revenue under this agreement.

PROMISSORY NOTES

     On October 4, 1995, the Company entered into a promissory note with Donna Pratt, M.D. and her husband, James F. Bonick, pursuant to which the Company loaned Dr. Pratt and Mr. Bonick $123,118.37. Interest on the unpaid principal accrues at 8% per annum. Beginning on August 1, 1996, and for the next 59 months, Mr. Bonick and Dr. Pratt will make monthly payments of $2,496.40 to the Company. Any unpaid principal and accrued interest is due and payable in full on July 1, 2001, or upon default, which includes termination of Dr. Pratt's employment with the Company. The promissory note is secured by a junior mortgage on real estate. In April 1996, the promissory note was amended to defer any principal and interest payment from the date of this offering to the 30th day following the first day on which Dr. Pratt is eligible to sell her shares of Common Stock pursuant to Rule 144.

     On December 31, 1995, Drs. Gleicher, Pratt and Miller, the Company, CHR-Perinatal and CHR-Endoscopic entered into a number of unsecured demand promissory notes bearing interest at the rate of 7% per annum. Under these notes, the following obligations were created: Drs. Gleicher, Pratt and Miller owe $500,000, $380,000 and $285,000, respectively, to the Company; CHR-Endoscopic and CHR-Perinatal owe $150,000 and $350,000, respectively, to Dr. Gleicher, $120,000 and $260,000, respectively, to Dr. Pratt, and $170,000 and $115,000, respectively, to Dr. Miller; and the Company owes $440,000 and $725,000, respectively, to CHR-Endoscopic and CHR-Perinatal. Each of the parties also entered into an agreement of even date that provides that no person shall demand payment of principal under any of these notes until all of the payees make demand and that if Dr. Gleicher makes such demand from the Company, each of the parties concurrently will make demand.

CENTER LEASE

     One of the Centers located in Chicago, Illinois is leased from Dr. Gleicher. The Company believes that the occupancy costs to the Company under this lease are no higher than those which would be charged by an unrelated third party under similar circumstances. The aggregate lease payments for this location in 1995 were approximately $90,000. See Note 8 to Audited Combined Financial Statements of the Company.

RESTRUCTURING OF MILLER OPTION

     On March 7, 1995, Drs. Gleicher, Pratt and Miller entered into an option agreement pursuant to which Drs. Gleicher and Pratt granted Dr. Miller the option to purchase a number of shares from each of them such that their respective ownership interests would be equal. The exercise price for this option was to be determined based upon a multiple of earnings before interest and taxes for a three year period and the option was exercisable beginning in 1998. On March 31, 1996, the parties amended this option to fix the number of shares covered at 254,167 shares and to reduce the exercise price to $.01 per share. This resulted in a compensation charge being attributed to the Company of approximately $2.0 million because Drs. Gleicher and Pratt own in excess of 10% of the outstanding stock of the Company. Dr. Miller exercised this option on April 19, 1996.

COMPANY POLICY

     It is anticipated that any future material transactions with executive officers and directors of the Company individually will be approved by the Compensation Committee and will be made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of June 1, 1996, before giving effect to this offering and after giving effect to the sale of shares of Common Stock in this offering, by (a) each Director or named executive officer of the Company, (b) each person known by the Company to own beneficially five percent or more of the Common Stock, (c) all current executive officers and Directors of the Company as a group, and (d) each Selling Stockholder. Except as indicated in the footnotes, all of such shares of Common Stock set forth in the following table are owned directly, and the indicated person has sole voting and investment power with respect to all Common Stock shown as beneficially owned by such person.

                                               BENEFICIAL OWNERSHIP                    BENEFICIAL OWNERSHIP
                                                PRIOR TO OFFERING                         AFTER OFFERING
                                               --------------------     NUMBER OF      --------------------
                                               NUMBER OF               SHARES BEING    NUMBER OF
                    NAME                        SHARES      PERCENT      OFFERED        SHARES      PERCENT
- --------------------------------------------   ---------    -------    ------------    ---------    -------
Norbert Gleicher, M.D.(1)(2)................   3,816,667      91.1%           --       3,692,667      55.5%
Donna Pratt, M.D.(1)........................   1,439,584      34.4        40,000       1,399,584      21.0
Charles E. Miller, M.D.(1)(3)...............     937,499      22.4        84,000         853,499      12.8
Nichold Company(4)..........................     230,744       5.5            --         338,107       5.1
Edward A. Zbella, M.D.......................     107,480       2.6            --         110,637       1.7
Marybeth Gerrity, Ph.D......................      81,667       2.0            --          81,667       1.2
Brian A. Kennedy............................          --        --            --              --        --
Uri Elkayam, M.D............................          --        --            --              --        --
Yehuda Yoked................................          --        --            --              --        --
Jack Van Hulst..............................          --        --            --              --        --
All directors and executive officers as a
  group (11 persons)(2).....................   4,009,147      95.7        40,000       3,888,304      58.4
OTHER SELLING STOCKHOLDERS
  Vishvanath Karande, M.D.(1)(5)............     200,000       4.6        96,000         104,000       1.5

- -------------------------
 *  represents less than 1%.

(1) The address of each of the stockholders listed is c/o GynCor, Inc., 750 North Orleans Street, Chicago, Illinois 60610.

(2) Includes 1,439,584 shares and 937,499 shares prior to this offering, and 1,399,584 shares and 853,499 shares after this offering, beneficially owned by Drs. Pratt and Miller, respectively, held in voting trusts pursuant to which Dr. Gleicher has shared voting power; Drs. Pratt and Miller each have sole investment power over their respective shares that are subject to the voting trusts. Under the voting trusts, each of Dr. Pratt and Dr. Miller is entitled to vote the shares in elections of the Board of Directors, except that Dr. Gleicher is entitled to vote the shares with respect to his own election as a board member, and Dr. Gleicher is required to vote the shares against the removal of Drs. Pratt and Miller as members of the Board of Directors of the Company, and against the termination of Dr. Pratt's and Dr. Miller's employment, except for cause. The term of each of the voting trusts is ten years.

(3) Dr. Miller has served as the Medical Director and Director of Endoscopic Surgery of the Company and has been affiliated with CHR-Illinois and CHR-Endoscopic since March 1995.

(4) Consists entirely of the beneficial ownership of shares issuable upon the conversion of $2,500,000 principal amount of the Convertible Note which is convertible within 60 days of the date of this Prospectus and which will be converted automatically upon the closing of this offering. Nichold Company's business address is 233 North Michigan Avenue, Suite 1300, Chicago, Illinois 60601.

(5) Includes 196,667 shares prior to this offering and 100,667 shares after this offering which may be acquired within 60 days of the date of this Prospectus pursuant to the exercise of stock option. Dr. Karande has indicated to the Company that he will exercise a portion of this option for 96,000 shares prior to or concurrently with this offering. Accordingly, his beneficial ownership after this offering has been adjusted to give effect to his partial exercise of this option and the sale of the resulting shares. Dr. Karande has served as the Director of the Division of GynecoRadiology of the Company since March 1996 and has been affiliated with CHR-Illinois since 1992.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $.0001 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share.

     The following summary of certain provisions relating to the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the Company's Certificate of Incorporation and By-Laws that are included as exhibits to the Registration Statement of which this Prospectus is a part, and by the provisions of applicable law.

COMMON STOCK

     As of June 1, 1996, there were 4,187,467 shares of Common Stock outstanding that were held of record by seven stockholders. In addition, an aggregate of 842,499 shares of Common Stock were reserved for issuance upon the exercise of certain outstanding options and 230,744 shares of Common Stock were reserved for issuance upon conversion of up to $2,500,000 principal amount of the Convertible Note. After giving effect to the shares of Common Stock offered hereby, the exercise of the option for 96,000 shares held by Dr. Karande, and the 338,107 shares of Common Stock to be issued upon the automatic conversion of $2,500,000 principal amount of the Convertible Note upon the closing of this offering, there will be 6,654,509 shares of Common Stock outstanding after this offering.

     Subject to the rights of holders of Preferred Stock, the holders of outstanding shares of Common Stock are entitled to share ratably in dividends declared out of assets legally available therefor at such time and in such amount as the Board of Directors may from time to time lawfully determine. Each holder of Common Stock is entitled to one vote for each share held, and the holders of Common Stock are not entitled to cumulative voting rights. Subject to the rights of holders of any outstanding Preferred Stock, upon liquidation, dissolution or winding up of the Company, any assets legally available for distribution to stockholders as such are to be distributed ratably among the holders of the then outstanding Common Stock. All shares of Common Stock currently outstanding are and all shares of Common Stock offered hereby, when duly issued and paid for will be, fully paid and nonassessable, not subject to redemption and assessment and without conversion, preemptive or other rights to subscribe for or purchase any proportionate part of any new or additional issues of any class or series of securities convertible into stock of any class or series. The Company intends to file an application to have the Common Stock approved for listing on the Nasdaq National Market, subject to completion of this offering.

PREFERRED STOCK

     The Certificate of Incorporation of the Company provides for an authorized class of undesignated Preferred Stock consisting of 1,000,000 shares. The Preferred Stock may be issued at the direction of the Board of Directors, without stockholder approval, in series from time to time with such designations, relative rights, priorities, preferences, qualifications, limitations and restrictions thereon, to the extent that such are not fixed in the Company's Certificate of Incorporation, as the Board of Directors determines. The rights, preferences, limitations and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The Board of Directors may authorize the issuance of Preferred Stock which ranks senior to the Common Stock with respect to the payment of dividends and the distribution of assets on liquidation. In addition, the Board of Directors is authorized to fix the limitations and restrictions, if any, upon the payment of dividends on Common Stock to be effective while any shares of Preferred Stock are outstanding. The Board of Directors, without shareholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock to certain holders under certain circumstances may have the effect of delaying, deferring or preventing a change in control of the Company and may have a depressive effect on the market price of the Common Stock. Upon consummation of this offering, no shares of Preferred Stock will be outstanding.

SUBORDINATED CONVERTIBLE PROMISSORY NOTE

     Nichold Company, a wholly owned subsidiary of Blue Cross Blue Shield of Illinois, currently holds the Company's 10% Subordinated Convertible Promissory Note, as amended, in the original principal amount of $5,000,000 due December 1, 2000. Up to $2,500,000 of the Convertible Note is convertible, in whole or in part, at any time in increments of no less than $500,000, into a number of Conversion Shares equal to 1% of the number of shares of outstanding Common Stock per $500,000 of principal amount to be converted on the date of such conversion. The convertible portion of the Convertible Note is subject to automatic conversion upon the closing of a Qualifying IPO. The $2,500,000 nonconvertible portion of the Convertible Note becomes due and payable upon the closing of a Qualifying IPO. Accordingly, upon the closing of this offering, $2,500,000 principal amount of the Convertible Note will automatically be converted into 338,107 shares of Common Stock, after giving effect to the Recent Acquisitions, and $2,500,000 principal amount of the Convertible Note will become due and payable. See "Use of Proceeds." Nichold Company has certain "piggyback" registration rights with respect to the Conversion Shares.

DELAWARE LAW AND CERTAIN CORPORATE PROVISIONS

     Upon the closing of this offering, the Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless either (i) prior to the date at which the stockholder became an interested stockholder the Board of Directors approved either the business combination or the transaction in which the person becomes an interested stockholder, (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of the transaction in which the stockholder becomes an interested stockholder or (iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of the stockholders (and not by written consent) held on or subsequent to the date of the business combination. An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 15% or more of the corporation's voting stock. Section 203 defines a "business combination" to include, without limitation, mergers, consolidations, stock sales and asset based transactions and other transactions resulting in a financial benefit to the interested stockholder.

     The Company's Certificate of Incorporation and By-Laws contain a number of provisions relating to corporate governance and to the rights of stockholders. Certain of these provisions may be deemed to have a potential "antitakeover" effect in that such provisions may delay, defer or prevent a change of control of the Company. These provisions include (a) upon the closing of an this offering, the classification of the Board of Directors into three classes, each class serving for staggered three year terms; (b) upon the closing of this offering, elimination of stockholder action by written consent; (c) the authority of the Board of Directors to issue series of Preferred Stock with such voting rights and other powers as the Board of Directors may determine; (d) the requirement that the By-Laws may only be amended (other than by the Board of Directors) by the vote of greater than 66 2/3% of the votes entitled to be cast generally by the outstanding Common Stock; (e) the requirement that the provision in the Certificate of Incorporation creating the classified board may only be amended by the vote of at least 66 2/3% of the votes entitled to be cast generally in the election of directors; (f) upon the closing of this offering the requirement that a director may be removed by the vote of a majority of the votes entitled to be cast generally in the election of directors only for cause; and (g) notice requirements in the By-Laws relating to nominations to the Board of Directors and to the raising of business matters at stockholder meetings.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is American Stock Transfer & Trust, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for the Common Stock. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.

     Upon completion of this offering and after giving effect to the conversion of the Convertible Note, the Company will have 6,654,509 shares of Common Stock outstanding. Of these shares, the 2,220,000 shares sold in this offering (2,533,000 shares if the Underwriters exercise their over-allotment option in full) will be freely tradable without restriction under the Securities Act, except for any such shares which may be acquired by an "affiliate" of the Company as that term is defined in Rule 144 (an "Affiliate"). The 4,434,509 remaining shares constitute "restricted securities" within the meaning of Rule 144, and will only be eligible for sale in the open market commencing on the second anniversary of the later of the date such shares were acquired from the Company or an Affiliate, subject to the contractual lockup provisions and applicable requirements of Rule 144 described below. However, of such restricted securities, 550,176 shares are subject to registration rights which may entitle the holder thereof to register such shares for resale under the Securities Act and to sell such shares, after the lockup period, without regard for the restrictions of Rule 144.

     The Company, its officers and directors and certain stockholders of the Company holding substantially all of the Common Stock have agreed that they will not directly or indirectly, offer, sell, offer to sell, grant any option to purchase or otherwise sell or dispose (or approve any offer, sale, offer of sale, grant of any options to purchase or sale or disposition) of any shares of Common Stock or other capital stock of the Company, or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company without the prior written consent of Smith Barney Inc. on behalf of the Underwriters, for a period of 180 days from the date of the Prospectus.

     In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the Registration Statement of which this Prospectus is a part, a stockholder, including an "affiliate" of the Company, as that term is defined in Rule 144 (an "Affiliate"), who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least two years from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock (approximately 66,550 shares immediately after this offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements but without regard to the two year holding period. In addition, under Rule 144(k), if a period of at least three years has elapsed between the later of the date restricted securities were acquired from the Company and the date they were acquired from an Affiliate of the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions under Rule 144 described above.


     The Company has granted options to purchase a total of 635,833 shares under the Company's Incentive Plan prior to the date of this Prospectus and 9,999 shares will automatically be granted on the effective date of this offering under the Company's Directors' Option Plan. An additional 72,500 shares and 31,667 shares are available for future option grants under the Company's Incentive Plan and Director's Option Plan, respectively. See "Management -- Incentive Compensation Plan" and "-- Directors' Option Plan." In addition, upon completion of this offering, Dr. Karande will retain an option to purchase 100,667 shares of Common Stock from the Company. The Company intends to file a registration statement under the Securities Act shortly after the effective date of the Registration Statement covering certain shares of Common Stock reserved for issuance under the Incentive Plan and Directors' Option Plan. Upon the effectiveness of that Registration Statement, most of the shares of Common Stock issued under the Incentive Plan and the Directors' Option Plan, other than shares held by Affiliates, will be immediately eligible for resale in the public market without restriction, subject to the terms of the agreements described above.

     The Securities and Exchange Commission has recently proposed reducing the initial Rule 144 holding period to one year and the Rule 144(k) holding period to two years. There can be no assurance as to when or whether such rule changes will be enacted. If enacted, such modification will have a material effect on the time when certain shares of the Common Stock become eligible for resale.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to such Underwriter, the respective number of shares of Common Stock set forth opposite the name of such Underwriter below.

                                 UNDERWRITER                                    NUMBER OF SHARES
- -----------------------------------------------------------------------------   ----------------
Smith Barney Inc. ...........................................................
The Chicago Corporation......................................................

                                                                                  -----------
     Total...................................................................       2,220,000
                                                                                  ===========

     The Underwriters are committed to take and pay for all shares of the Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Smith Barney Inc. and The Chicago Corporation are acting as Representatives, propose initially to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $          per share under the public offering
price. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $          per share to certain other dealers. After the
initial public offering, the public offering price and such concessions may be changed by the Underwriters. The Representatives have informed the Company and the Selling Stockholders that the Underwriters do not expect to confirm sales to accounts over which they exercise discretionary authority.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 333,000 shares of Common Stock at the price to the public set forth on the cover page hereof less underwriting discounts and commissions. The Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the shares offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Company, its directors and executive officers and substantially all of the stockholders of the Company have agreed that, for a period of 180 days after the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for any shares of Common Stock, except in the case of the Company, in certain limited circumstances.

     Prior to the offering, there has not been any public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock has been determined by negotiations between the Company and the Representatives. Among the factors considered in determining the initial public offering price were the history of, and prospects for, the Company's business and the industry in which it competes, an assessment of the Company's management and the present state of the Company's development, its past and present revenues and earnings and the trend of such revenues and earnings, the prospects for the growth of the Company's revenues and earnings, the general condition of the securities market at the time of the offering and the market price and earnings of similar securities of comparable companies at the time of the offering.

     An affiliate of The Chicago Corporation, one of the Representatives of the Underwriters, has from time to time provided financial advisory services to the Company, including in connection with the Convertible Note, and has been paid customary fees in respect thereof.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Katten Muchin & Zavis, a partnership including professional corporations, Chicago, Illinois and for the Underwriters by Dewey Ballantine, New York, New York.

                                    EXPERTS

     The financial statements and schedule of GynCor, Inc. as of June 30, 1994 (consolidated), June 30, 1995 (combined) and December 31, 1995 (combined), and for the years ended June 30, 1993, 1994 and 1995, and the six-month period ended December 31, 1995 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report with respect thereon, appearing elsewhere herein and in the Registration Statement and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Fertility Center of Northern New Jersey, P.A. as of December 31, 1994 and 1995 and for the period from February 9, 1994 (inception) to December 31, 1994 and the year ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report with respect thereon, appearing elsewhere herein and in the Registration Statement and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of A Center for Gynecology, P.A. as of and for the year ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report with respect thereon, appearing elsewhere herein and in the Registration Statement and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (including all amendments thereto, the "Registration Statement") under the Securities Act and the rules and regulations promulgated thereunder, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and exhibits thereto. The Registration Statement, including the exhibits thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, 20549 D.C. and at the Commission's Regional Offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of the Registration or any part thereof may be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the Registration Statement and certain exhibits thereto filed through the Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system are publicly available through the Commission's Web site (http://www.sec.gov).

                                  GYNCOR, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
REGISTRANT
GYNCOR, INC.
Report of Ernst & Young LLP, Independent Auditors....................................    F-2
Consolidated Balance Sheet as of June 30, 1994, and Combined Balance Sheets as of
  June 30, 1995, December 31, 1995 and March 31, 1996 (unaudited)....................    F-3
Statements of Operations for the years ended June 30, 1993 and 1994, and Combined
  Statements of Operations for the year ended June 30, 1995, for the six month period ended December 31, 1995 and for the three month periods ended March 31, 1995
  (unaudited) and 1996
  (unaudited)........................................................................    F-4
Statements of Stockholders' Equity for the years ended June 30, 1993 and 1994
  (consolidated), and Combined Statements of Net Capital Deficiency for the year ended June 30, 1995, for the six month period ended December 31, 1995 and for the
  three month period ended March 31, 1996 (unaudited)................................    F-5
Statements of Cash Flows for the years ended June 30, 1993 and 1994, and Combined
  Statements of Cash Flows for the year ended June 30, 1995, for the six month period ended December 31, 1995 and for the three month periods ended March 31, 1995
  (unaudited) and 1996
  (unaudited)........................................................................    F-6
Notes to Financial Statements........................................................    F-7
RECENT ACQUISITIONS
FERTILITY CENTER OF NORTHERN NEW JERSEY, P.A.
Report of Ernst & Young LLP, Independent Auditors....................................   F-22
Balance Sheets as of December 31, 1994 and 1995 and March 31, 1996 (unaudited).......   F-23
Statements of Income and Retained Earnings (Accumulated Deficit) for the period from
  February 9, 1994 (inception) to December 31, 1994, the year ended December 31, 1995
  and the three months ended March 31, 1996 (unaudited)..............................   F-24
Statements of Cash Flows for the period from February 9, 1994 (inception) to December
  31, 1994, the year ended December 31, 1995 and the three months ended March 31,
  1996 (unaudited)...................................................................   F-25
Notes to Financial Statements........................................................   F-26
A CENTER FOR GYNECOLOGY, P.A.
Report of Ernst & Young LLP, Independent Auditors....................................   F-30
Balance Sheet as of December 31, 1995 and March 31, 1996 (unaudited).................   F-31
Statement of Operations and Retained Earnings for the year ended December 31, 1995
  and the three months ended March 31, 1996 (unaudited)..............................   F-32
Statement of Cash Flows for the year ended December 31, 1995 and the three months
  ended March 31, 1996 (unaudited)...................................................   F-33
Notes to Financial Statements........................................................   F-34

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
GynCor, Inc.

     We have audited the accompanying consolidated balance sheet of GynCor, Inc. as of June 30, 1994, and the combined balance sheets as of June 30, 1995 and December 31, 1995, and the related statements of operations, stockholders' equity, and cash flows for the years ended June 30, 1993 and 1994, and combined statement of operations, net capital deficiency, and cash flows for the year ended June 30, 1995, and the six month period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GynCor, Inc. at June 30, 1994, and the combined financial position at June 30, 1995 and December 31, 1995, and the results of their operations and their cash flows for the years ended June 30, 1993, 1994 and 1995, and the six month period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                          /s/ ERNST & YOUNG LLP


Chicago, Illinois
March 22, 1996,
except for the first and second paragraphs of Note 9 as to which the date is June 5, 1996, and the first, third, and fourth paragraphs of
Note 17 as to which the date is May 1, 1996

                                  GYNCOR, INC.

                                 BALANCE SHEETS

                                                                                      DECEMBER
                                                        JUNE 30,        JUNE 30,         31,         MARCH 31,
                                                          1994            1995          1995           1996
                                                     --------------    ---------     -----------    -----------
                                                     (CONSOLIDATED)
                                                     (PREDECESSOR)     (COMBINED)     (COMBINED)    (UNAUDITED)
ASSETS
Current assets:
  Cash.............................................    $  331,473      $  20,207     $   132,965    $   655,437
  Receivables
    Patients, net of allowance for doubtful
      accounts of $492,000, $756,000, $590,000 and
      $623,000, respectively.......................     2,722,542      2,661,076       3,873,611      4,655,057
    Other..........................................        82,477         47,030          62,455         88,079
  Notes receivable from officers/stockholders......            --        163,318       1,399,046      1,399,046
  Prepaid expenses, inventories and other..........       155,109        515,915         467,614        482,644
                                                       ----------      ----------    -----------    -----------
      Total current assets.........................     3,291,601      3,407,546       5,935,691      7,280,263
Property and equipment:
  Leasehold improvements...........................       385,130      1,590,225       1,868,800      1,882,431
  Medical equipment................................     1,665,639      2,387,652       2,716,445      2,803,904
  Computer equipment and software..................       497,566        747,006         954,602        993,753
  Furniture and equipment..........................       534,916        891,676         921,348        993,389
                                                       ----------      ----------    -----------    -----------
                                                        3,083,251      5,616,559       6,461,195      6,673,477
  Less accumulated depreciation and amortization...     1,130,519      1,639,652       1,947,630      2,142,511
                                                       ----------      ----------    -----------    -----------
                                                        1,952,732      3,976,907       4,513,565      4,530,966
Goodwill, net of accumulated amortization..........       567,830        553,635         546,540        542,762
Deferred taxes.....................................        22,000             --              --             --
Other assets.......................................         2,325         22,713         618,599      1,584,081
                                                       ----------      ----------    -----------    -----------
      Total assets.................................    $5,836,488      $7,960,801    $11,614,395    $13,938,072
                                                       ==========      ==========    ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
  (NET CAPITAL DEFICIENCY)
Current liabilities:
  Notes payable....................................    $  425,000      $2,307,863    $   200,000    $ 2,956,508
  Current portion of long-term debt and capital
    lease obligations..............................       725,817        634,506         681,854        638,318
  Notes payable to officers/stockholders...........            --             --       1,165,000      1,165,000
  Accounts payable.................................     1,277,019      3,586,529       2,415,461      2,558,360
  Accrued liabilities
    Compensation...................................       464,406        876,099       1,192,251        973,391
    Other..........................................       124,139        249,225         164,396        162,725
  Deferred income taxes............................       476,000             --              --             --
  Deferred revenue.................................            --        400,000         528,280        560,593
                                                       ----------      ----------    -----------    -----------
      Total current liabilities....................     3,492,381      8,054,222       6,347,242      9,014,895
Long-term debt and capital lease obligations, less
  current portion..................................     1,519,869      1,145,812       1,351,178      1,237,855
Deferred rent......................................        85,470        343,131         617,735        657,265
Subordinated convertible promissory note...........            --             --       5,000,000      5,000,000
Stockholders' equity (net capital deficiency):
Common stock:
  3,333,333, 3,963,333, 3,966,666 and 4,008,333
    shares issued and outstanding, respectively....            --             --              --             --
  Additional paid-in capital.......................         1,000         38,819         155,820      2,155,620
  Retained earnings (accumulated deficit)..........       737,768      (1,621,183)    (1,857,580)    (4,127,563)
                                                       ----------      ----------    -----------    -----------
      Total stockholders' equity (net capital
         deficiency)...............................       738,768      (1,582,364)    (1,701,760)    (1,971,943)
                                                       ----------      ----------    -----------    -----------
                                                       $5,836,488      $7,960,801    $11,614,395    $13,938,072
                                                       ==========      ==========    ===========    ===========

                See accompanying notes to financial statements.

                                  GYNCOR, INC.

                            STATEMENTS OF OPERATIONS


                                            YEAR ENDED                                        THREE MONTH PERIOD ENDED
                           --------------------------------------------   SIX MONTH PERIOD            MARCH 31,
                             JUNE 30,         JUNE 30,        JUNE 30,          ENDED         -------------------------
                               1993             1994           1995        DECEMBER 31, 1995     1995          1996
                           -------------   --------------   -----------   -----------------   -----------   -----------
                           (PREDECESSOR)   (PREDECESSOR)    (COMBINED)       (COMBINED)       (UNAUDITED)   (UNAUDITED)
                                           (CONSOLIDATED)
Net patient service
  revenue.................  $ 5,545,224      $8,784,602     $13,881,508      $12,059,876      $ 2,602,835   $ 5,978,921
Operating expenses:
  Physicians' salaries....      760,330       1,811,736       3,014,252        2,954,179          689,615     3,673,743
  Clinic salaries, wages
    and benefits..........    1,041,439       1,916,375       3,883,206        2,624,573          761,391     1,290,457
  Clinic rent and lease
    expense...............      302,014         307,514       1,082,452          880,806          309,855       497,234
  Clinic supplies.........    1,356,358       2,337,872       3,530,619        1,841,666          951,688       790,757
  Other clinic expenses...      302,507         573,985       1,054,005          861,002          127,108       366,619
  General corporate
    expenses..............    1,166,894       1,447,991       3,215,134        2,604,181        1,128,132     1,231,413
  Depreciation and
    amortization..........       96,065         143,871         651,059          365,073          130,679       215,324
                             ----------      ----------     -----------      -----------      -----------   -----------
    Total operating
      expenses............    5,025,607       8,539,344      16,430,727       12,131,480        4,098,468     8,065,547
                             ----------      ----------     -----------      -----------      -----------   -----------
Operating income (loss)...      519,617         245,258      (2,549,219)         (71,604)      (1,495,633)   (2,086,626)
Equity in CHRNW...........       37,057         349,142              --               --               --            --
Interest expense, net of
  interest income of
  $5,872, $8,968, $3,100,
  $66,261, $1,429 and
  $1,004, respectively....       46,080          67,980         231,640          164,793           71,200       183,357
Loss (gain) on sale of
  equipment...............           --          (9,144)         32,092               --          (30,350)           --
                             ----------      ----------     -----------      -----------      -----------   -----------
Income (loss) before
  income taxes............      510,594         535,564      (2,812,951)        (236,397)      (1,536,483)   (2,269,983)
Income taxes (benefit) --
  deferred................      192,000          73,000        (454,000)              --         (186,000)           --
                             ----------      ----------     -----------      -----------      -----------   -----------
    Net income (loss).....  $   318,594      $  462,564     $(2,358,951)     $  (236,397)     $(1,350,483)  $(2,269,983)
                             ==========      ==========     ===========      ===========      ===========   ===========
Net income (loss) per
  common share............  $       .09      $      .14     $      (.64)     $      (.05)     $      (.36)  $      (.52)
                             ==========      ==========     ===========      ===========      ===========   ===========
Weighted average number of
  common shares
  outstanding.............    3,365,444       3,365,444       3,703,619        4,336,884        3,798,627     4,337,185
                             ==========      ==========     ===========      ===========      ===========   ===========

                See accompanying notes to financial statements.

                                  GYNCOR, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                            (NET CAPITAL DEFICIENCY)

                                                                                                      TOTAL
                               PREDECESSOR          GYNCOR, INC.                      RETAINED     STOCKHOLDERS'
                               COMMON STOCK         COMMON STOCK       ADDITIONAL     EARNINGS        EQUITY
                            ------------------   -------------------    PAID-IN     (ACCUMULATED   (NET CAPITAL
                             SHARES     AMOUNT    SHARES     AMOUNT     CAPITAL       DEFICIT)     DEFICIENCY)
                            ---------   ------   ---------   -------   ----------   ------------   ------------
Balances at July 1,
  1992....................  3,333,333       --          --   $    --   $    1,000   $    (43,390)  $    (42,390)
Net income................                              --        --           --        318,594        318,594
                            ---------   ------   ---------    ------   ----------    -----------    -----------
Balances at June 30,
  1993....................  3,333,333       --          --        --        1,000        275,204        276,204
Net income................                              --        --           --        462,564        462,564
                            ---------   ------   ---------    ------   ----------    -----------    -----------
Balances at June 30, 1994
  (consolidated)..........  3,333,333       --          --        --        1,000        737,768        738,768
Issuance of shares --
  $.0003 per share........         --       --   3,963,333        --        1,189             --          1,189
Additional paid-in capital
  -- Affiliates...........         --       --          --        --       36,630             --         36,630
Net loss..................         --       --          --        --           --     (2,358,951)    (2,358,951)
                            ---------   ------   ---------    ------   ----------    -----------    -----------
Balances at June 30, 1995
  (combined)..............         --       --   3,963,333        --       38,819     (1,621,183)    (1,582,364)
Issuance of shares --
  $.0003 per share........         --       --       3,333        --            1             --              1
Compensation value of
  options to purchase
  common stock............         --       --          --        --      117,000             --        117,000
Net loss..................         --       --          --        --           --       (236,397)      (236,397)
                            ---------   ------   ---------    ------   ----------    -----------    -----------
Balances at December 31,
  1995 (combined).........         --       --   3,966,666        --      155,820     (1,857,580)    (1,701,760)
Issuance of shares........         --       --      41,667        --           --             --             --
Compensation value of
  options to purchase
  common stock............         --       --          --        --    1,999,800             --      1,999,800
Net loss..................         --       --          --        --           --     (2,269,983)    (2,269,983)
                            ---------   ------   ---------    ------   ----------    -----------    -----------
Balances at March 31, 1996
  (Unaudited).............         --       --   4,008,333   $    --   $2,155,620   $ (4,127,563)  $ (1,971,943)
                            =========   ======   =========    ======   ==========    ===========    ===========

                See accompanying notes to financial statements.

                                  GYNCOR, INC.

                            STATEMENTS OF CASH FLOWS

                                                YEAR ENDED                     SIX MONTH     THREE MONTH PERIOD ENDED
                               --------------------------------------------   PERIOD ENDED           MARCH 31,
                                 JUNE 30,         JUNE 30,       JUNE 30,     DECEMBER 31,   -------------------------
                                   1993             1994           1995           1995          1995          1996
                               -------------   --------------   -----------   ------------   -----------   -----------
                               (PREDECESSOR)   (PREDECESSOR)    (COMBINED)     (COMBINED)    (UNAUDITED)   (UNAUDITED)
                                               (CONSOLIDATED)
Operating Activities:
  Net income (loss)...........   $ 318,594        $ 462,564     $(2,358,951)  $  (236,397)   $(1,350,483)  $(2,269,983)
  Adjustments to reconcile net
    income (loss) to net cash
    provided by (used in)
    operating activities:
    Depreciation and
      amortization............      96,065          143,871         651,059       365,073        130,679       215,324
    Compensation value of
      options to purchase
      common stock............          --               --              --       117,000             --     1,999,800
    Equity in CHRNW...........     (37,057)        (349,142)             --            --             --            --
    Deferred rent.............     (10,551)         (69,045)        257,661       274,604        118,471        39,530
    Loss (gain) on sale of
      equipment...............          --           (9,144)         32,092            --        (30,350)           --
    Deferred income taxes.....     192,000           73,000        (454,000)           --       (186,000)           --
    Changes in assets and
      liabilities.............    (349,047)        (141,055)      2,889,329    (2,637,009)     1,172,810    (1,849,566)
                                 ---------        ---------     -----------   -----------    -----------   -----------
         Total adjustments....    (108,590)        (351,515)      3,376,141    (1,880,332)     1,205,610       405,088
                                 ---------        ---------     -----------   -----------    -----------   -----------
  Net cash provided by (used
    in) operating
    activities................     210,004          111,049       1,017,190    (2,116,729)      (144,873)   (1,864,895)
Investing Activities:
  Acquisition, net of cash
    acquired..................          --           29,932              --            --             --            --
  Proceeds from sale of
    equipment.................          --               --          22,000            --             --            --
  Capital expenditures........    (316,659)         (88,676)     (1,954,348)     (553,026)      (744,110)     (212,282)
                                 ---------        ---------     -----------   -----------    -----------   -----------
  Net cash used in investing
    activities................    (316,659)         (58,744)     (1,932,348)     (553,026)      (744,110)     (212,282)
Financing Activities:
  Net proceeds from issuance
    of common stock and
    additional paid-in-capital
    from Affiliates...........          --               --          37,819             1         33,703            --
  Loans from (repayments to)
    officers/stockholders --
    net.......................      (2,954)          51,919        (163,318)      (70,728)            --            --
  Due to former stockholders
    of CHRNW..................          --               --        (202,664)     (106,381)       (50,530)      (37,916)
  Net proceeds from notes
    payable -- banks..........     275,000          150,000       2,107,863            --        977,735     2,756,508
  Proceeds from notes payable
    -- other..................          --               --         200,000            --        200,000            --
  Repayment of notes
    payable...................          --               --        (425,000)   (2,107,863)            --            --
  Proceeds from long-term debt
    and subordinated
    promissory note...........          --          300,000         300,000     5,300,000             --            --
  Principal payments on
    long-term debt and capital
    lease obligations.........    (154,514)        (234,669)     (1,250,808)     (232,516)      (272,159)     (118,943)
                                 ---------        ---------     -----------   -----------    -----------   -----------
  Net cash provided by (used
    in) financing
    activities................     117,532          267,250         603,892     2,782,513        888,749     2,599,649
                                 ---------        ---------     -----------   -----------    -----------   -----------
Net increase (decrease) in
  cash........................      10,877          319,555        (311,266)      112,758           (234)      522,472
Cash, beginning of period.....       1,041           11,918         331,473        20,207            773       132,965
                                 ---------        ---------     -----------   -----------    -----------   -----------
Cash, end of period...........   $  11,918        $ 331,473     $    20,207   $   132,965    $       539   $   655,437
                                 =========        =========     ===========   ===========    ===========   ===========

                See accompanying notes to financial statements.

                                  GYNCOR, INC.

                         NOTES TO FINANCIAL STATEMENTS
              (INFORMATION WITH RESPECT TO THE THREE MONTH PERIODS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

1. ORGANIZATION AND BASIS OF PRESENTATION

     Organization

     GynCor, Inc. (the Company) was incorporated in January 1995 in Illinois, and reincorporated in March 1996 in Delaware, to provide management systems and services, non-healthcare personnel, and facilities and equipment under long-term management service agreements to certain professional corporations. These professional corporations are: The Center for Human Reproduction-Illinois, M.D.S.C. (formerly known as Gleicher, Pratt, Miller, Karande & Associates, M.D., S.C.) (CHR-Illinois), incorporated in Illinois in 1981 to focus exclusively on reproductive medicine; The Center for Human Reproduction-Perinatal, M.D.S.C. (formerly known as Gleicher, Pratt, Miller, Karande Perinatal Associates, M.D., S.C.) (CHR-Perinatal), incorporated in Illinois in January 1995 to focus exclusively on perinatology; and The Center for Human Reproduction-Endoscopic, M.D.S.C. (formerly known as Endoscopic Surgery, M.D., S.C.) (CHR-Endoscopic), incorporated in Illinois in January 1995 to focus exclusively on endoscopic surgery. CHR-Illinois, CHR-Perinatal and CHR-Endoscopic, collectively the Affiliates, operate under the name The Center for Human Reproduction (CHR) under license agreements with the Company. The Company and Affiliates are collectively referred to as the Companies.

     The Company has a long-term management services agreement with the Affiliates, under which the Company provides substantially all administrative and management services, in exchange for a stated percentage of collected net parent service revenue. See Note 17.

     Basis of Presentation

     The accompanying financial statements include the accounts of the Company and the professional corporations described above, which have been operated under common control by two principal stockholders during the three month periods ended March 31, 1996 and 1995, the six month period ended December 31, 1995 and the period ended June 30, 1995. Effective December 31, 1995, the Company changed its year end for financial reporting purposes from June 30 to December 31.

     Effective June 30, 1994, the controlling stockholders of CHR-Illinois who also controlled a 50% interest in The Center for Human Reproduction Northwest (CHRNW) acquired the remaining 50% from stockholders not affiliated with CHR-Illinois, and, in January 1995, merged CHRNW into CHR-Illinois. Since CHRNW's inception to June 30, 1994, the original 50% common control of CHRNW has been accounted for under the equity method of accounting. The net assets of CHRNW at June 30, 1994, were approximately $443,000, net of cash acquired of $330,000. The purchase price for the transaction was approximately $775,000, consisting of $300,000 cash and a $455,000 obligation to the former stockholders. The acquisition of CHRNW was accounted for as a purchase by CHR-Illinois, and the purchase price was allocated to assets acquired and liabilities assumed based on the estimated fair market value, which approximated historical net book value, existing at the date of acquisition. The excess of purchase price over fair market value of net assets acquired is reflected in the accompanying consolidated/combined balance sheets as goodwill, which was $567,830 as of June 30, 1994. See Note 2.

                                  GYNCOR, INC.

              (INFORMATION WITH RESPECT TO THE THREE MONTH PERIODS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

     The following summarizes certain financial information of CHRNW as of and for the year ended June 30, 1994 (unaudited):

        Current assets....................................................   $1,053,000
                                                                             ==========
        Noncurrent assets.................................................   $  293,000
                                                                             ==========
        Current liabilities...............................................   $  314,000
                                                                             ==========
        Noncurrent liabilities............................................   $  257,000
                                                                             ==========
        Net patient service revenue.......................................   $2,946,000
                                                                             ==========
        Net income........................................................   $  698,000
                                                                             ==========

     The accompanying 1996 (unaudited) and 1995 combined financial statements have been prepared to reflect the combination of business entities which have been operated under common control. The accompanying 1994 consolidated balance sheet includes the accounts of CHR-Illinois and CHRNW, and the 1994 and 1993 statements of operations and cash flows include only the accounts of CHR-Illinois. All significant intercompany balances and transactions between the companies have been eliminated.

     Since inception in January 1995, the efforts of CHR-Perinatal have been primarily devoted to establishing a patient market, recruiting and training personnel, and starting up the practice. The following summarizes certain financial information of CHR-Perinatal, which are included in the 1995 and 1996 combined financial statements:

                                                   SIX MONTH PERIOD     THREE MONTH PERIOD    CUMULATIVE
                                                         ENDED                ENDED             SINCE
                                                   DECEMBER 31, 1995      MARCH 31, 1996      INCEPTION
                                                   -----------------    ------------------    ----------
Net revenue.....................................       $  80,289             $141,080         $  266,128
Operating expenses..............................         445,923              254,349          1,135,126
                                                       ---------             --------         ----------
Net loss and deficit accumulated during the
  development stage.............................       $ 365,634             $113,269         $  868,998
                                                       =========             ========         ==========
Net cash provided by (used in) operating
  activities....................................       $(355,509)            $ 12,636         $ (752,851)
Net cash provided by (used in repayment of)
  loans from affiliates.........................        (369,624)             (14,907)            26,949
Cash provided by loans from stockholders........         725,000                   --            725,000
Cash provided by issuance of common stock.......              --                   --              1,030
                                                       ---------             --------         ----------
Net (decrease) increase in cash.................            (133)              (2,271)               128
Cash, beginning of period.......................           2,532                2,399                 --
                                                       ---------             --------         ----------
Cash, end of period.............................       $   2,399             $    128         $      128
                                                       =========             ========         ==========

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Property and Equipment

     Property and equipment are recorded at cost. Depreciation and amortization is provided using the straight-line or double-declining balance methods over the estimated useful lives of the assets which range from 5 to 7 years based on the type and condition of the assets. The Companies amortize leasehold improvements over 20 years which represents the remaining life of the lease, including options to renew.

                                  GYNCOR, INC.

              (INFORMATION WITH RESPECT TO THE THREE MONTH PERIODS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

     Goodwill

     Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired and is amortized on a straight-line basis over the term of the management services agreement of 40 years. See Note 17. Accumulated amortization is approximately $14,195, $21,290 and $25,068 at June 30, 1995, December 31, 1995 and March 31, 1996, respectively. At each balance sheet date, the Company assesses the recoverability of goodwill and whether a change in circumstances has occurred subsequent to an acquisition which would indicate whether the future useful life of an asset should be revised. The Company employs a systematic and rational method of assessing the recoverability of goodwill by considering various factors such as the earnings potential of the acquired business, the management fees generated under the related management services agreement, the value of the revenue stream generated under any related managed care contracts and the strategic value of the office locations acquired or assumed as a result of the acquisition.

     Income Taxes

     The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     The Company, CHR-Perinatal and CHR-Endoscopic have elected to be taxed as S corporations under the provisions of the Internal Revenue Code. Accordingly, all taxes for these companies, except for state replacement taxes, are paid by the stockholders. See Note 17.

     Net Patient Service Revenue

     Net patient service revenue is reported at the estimated realizable amounts from patients and third-party payors, such as health maintenance organizations
(HMOs), for services rendered.

     Payment terms under certain HMO contracts are on a capitation basis (a fixed payment per enrollee per month). Revenue related to HMO arrangements is recognized when earned.

     The Affiliates also have several fee-for-service arrangements with third-party payors and patients. Revenue under fee-for-service arrangements is recorded when the service is provided.

     Net patient service revenue derived from two third-party payors amounted to approximately $2,800,000, $6,100,000, $9,000,000, $4,300,000, $1,500,000 and
$2,900,000 for the years ended June 30, 1993, 1994 and 1995, and the six months ended December 31, 1995 and the three months ended March 31, 1995 and 1996, respectively. Receivables from these payors totalled approximately $1,529,000, $405,000, $450,000, $350,000 and $500,000 at June 30, 1994 and 1995, and
December 31, 1995 and March 31, 1995 and 1996, respectively.

     Deferred revenue represents payments received from third party payors for future services. Deferred revenue is recognized as revenue when earned.

     Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                  GYNCOR, INC.

              (INFORMATION WITH RESPECT TO THE THREE MONTH PERIODS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

     Advertising

     Advertising and promotional costs are expensed when incurred. Advertising expense was $149,022, $109,113, $45,905 and $87,551 for the periods ended June 30, 1995 and December 31, 1995 and the three months ended March 31, 1995 and 1996, respectively.

     Stock-Based Compensation

     The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees and, accordingly, recognizes compensation expense at the measurement date when the fair value of the shares exceed the exercise price.

     Net Income (Loss) Per Share

     Net income (loss) per share is computed by dividing net income (loss) by the number of common and common equivalent shares outstanding during the periods in accordance with the applicable rules of the Securities and Exchange Commission. All stock options issued have been considered as outstanding common stock equivalents for all periods presented, even if anti-dilutive, under the treasury stock method (based on the initial public offering price). Shares of common stock issuable upon conversion of the subordinated convertible promissory note are assumed to be common share equivalents for the six months ended December 31, 1995 and the three months ended March 31, 1996. From inception in January 1995, the Company has been an S corporation. Had the Company been subject to federal and state income taxes, net income (loss) and net income
(loss) per share would not have been impacted.

3. CREDIT RISK

     Financial instruments that potentially subject the Companies to significant concentrations of credit risk primarily consist of patient accounts receivable. The Companies perform ongoing credit evaluations of their patients and major third-party payors and generally requires no collateral. Reserves maintained for potential credit losses have, when realized, been within the range of management's expectations.

4. STOCKHOLDERS' NOTES

     As of June 30, 1995, December 31, 1995 and March 31, 1996, the Companies' notes receivable outstanding from certain stockholders were $163,318, $1,399,046 and $1,399,046, respectively. Notes receivable from officers/stockholders at December 31, 1995 and March 31, 1996, include $1,165,000 unsecured demand notes receivable due to the Company from three officers/stockholders, with interest at 7%, and $234,118 notes receivable, including accrued interest, from two stockholders, with interest at 8% and collateralized by junior real estate mortgages.

     As of December 31, 1995 and March 31, 1996, notes payable to officers/stockholders of $1,165,000 from CHR-Perinatal and CHR-Endoscopic are due upon demand, with interest at 7%. The stockholders must jointly and severally demand payment, with the provision that all stockholders will demand payment if the majority stockholder demands payment. Concurrently, the Company will demand payment of the $1,165,000 notes receivable.

     Prior to 1994, CHR-Illinois paid $200,000 to an officer/stockholder as a security deposit for property subleased from the officer/stockholder. During 1994, the stockholder sold the property to an unrelated party, a security deposit was paid to the new landlord, and the Company received a note from the officer/stockholder in the amount of the original security deposit in lieu of a refund of the security deposit. During 1994, the note was forgiven and recognized as compensation in the accompanying 1994 statement of operations.

                                  GYNCOR, INC.

              (INFORMATION WITH RESPECT TO THE THREE MONTH PERIODS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

5. NOTES PAYABLE

     Notes payable consist of the following:

                                                 PREDECESSOR                   THE COMPANY
                                                 ------------    ----------------------------------------
                                                   JUNE 30,       JUNE 30,     DECEMBER 31,     MARCH 31,
                                                     1994           1995           1995           1996
                                                 ------------    ----------    ------------    ----------
                                                                                               (UNAUDITED)
Notes payable to banks:
  Revolving loans with interest at bank's rate
     of 9%, were repaid in December 1995.......    $     --      $2,107,863      $     --      $       --
  Line of credit, with interest at bank's rate
     of 8.25%, were repaid in May 1995.........     275,000              --            --              --
  Term note payable, with interest at bank's
     rate of 8.25%, were repaid in July
     1994......................................     150,000              --            --              --
  Line of credit, with interest at bank's rate
     of 8.25%, as of March 31, 1996............          --              --            --       2,756,508
Note payable to Blue Cross Blue Shield of
  Illinois for start-up costs relating to
  managed care contract, due June 1, 1996,
  non-interest bearing.........................          --         200,000       200,000         200,000
                                                   --------      ----------      --------      ----------
                                                   $425,000      $2,307,863      $200,000      $2,956,508
                                                   ========      ==========      ========      ==========

     In May 1995, the Companies entered into a Secured Credit Agreement which provided for revolving loans up to the greater of $2,500,000 or the borrowing base, as defined, through April 30, 1996, with interest at a bank's prime rate payable monthly. The borrowings were collateralized by substantially all the assets of the Companies and personally guaranteed by the Companies' majority stockholders. In December 1995, the outstanding loans under this agreement were repaid from the proceeds of a subordinated, convertible promissory note (see
Note 6). This agreement was cancelled in February 1996.

     On February 23, 1996, the Companies entered into the Secured Credit Agreement with another bank which provides for borrowings under a line of credit up to the greater of $5,000,000 or 80% of eligible receivables, as defined, for one year, with interest which varies at the bank's base rate payable monthly. The borrowings are collateralized primarily by receivables and personally guaranteed by the Companies' majority stockholders. As of March 31, 1996, the Companies were in compliance with the reporting and financial covenants set forth in the Secured Credit Agreement.

                                  GYNCOR, INC.

              (INFORMATION WITH RESPECT TO THE THREE MONTH PERIODS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

6. DEBT

     Long-term debt and capital lease obligations consist of the following:

                                                 PREDECESSOR                    THE COMPANY
                                                 ------------    -----------------------------------------
                                                   JUNE 30,       JUNE 30,     DECEMBER 31,     MARCH 31,
                                                     1994           1995           1995           1996
                                                 ------------    ----------    ------------    -----------
                                                                                               (UNAUDITED)
Term notes payable to a bank, with interest at
  prime rate plus 1%, repaid in May 1995......     $  514,949    $       --     $       --      $       --
Secured installment note payable to a bank in
  monthly payments of $8,333, plus interest at
  a bank's prime rate plus 1/2% (8.75% at
  March 31, 1996), with final payment due in
  August 1998, guaranteed by a principal
  stockholder.................................             --            --        266,667         241,667
Due to former stockholders of CHRNW, payable
  in equal monthly installments to June 1996,
  including interest imputed at 8%............        420,027       217,362        110,982          73,066
Term notes payable, with interest at a bank's
  prime rate plus 1%, repaid in December
  1994........................................        145,833            --             --              --
Capital lease obligations.....................      1,164,877     1,562,956      1,655,383       1,561,440
                                                   ----------    ----------     ----------      ----------
                                                    2,245,686     1,780,318      2,033,032       1,876,173
Less current portion..........................       (725,817)     (634,506)      (681,854)       (638,318)
                                                   ----------    ----------     ----------      ----------
                                                   $1,519,869    $1,145,812     $1,351,178      $1,237,855
                                                   ==========    ==========     ==========      ==========

     Maturities of long-term debt, excluding capital leases, as of December 31, 1995 and March 31, 1996 are as follows:

                                                                 DECEMBER 31,     MARCH 31,
                                                                     1995           1996
                                                                 ------------    -----------
        1996..................................................     $211,444       $ 173,066
        1997..................................................      100,000         100,000
        1998..................................................       66,205          41,667
                                                                   --------       ---------
                                                                   $377,649       $ 314,733
                                                                   ========       =========

                                  GYNCOR, INC.

              (INFORMATION WITH RESPECT TO THE THREE MONTH PERIODS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

     Future minimum lease payments under capital lease obligations, with the present value of the net minimum lease payments, as of December 31, 1995 and March 31, 1996 are as follows:

                                                                 DECEMBER 31,     MARCH 31,
                                                                     1995           1996
                                                                 ------------    -----------
                                                                                 (UNAUDITED)
          1996................................................    $  625,509     $   473,444
          1997................................................       532,378         533,319
          1998................................................       473,308         477,766
          1999................................................       281,329         293,092
          2000................................................        80,822         112,068
                                                                  ----------      ----------
        Total minimum lease payments..........................     1,993,346       1,889,689
        Less amount representing interest.....................      (337,963)       (328,249)
                                                                  ----------      ----------
        Capital lease obligations.............................     1,655,383       1,561,440
        Less current portion of capital lease obligations.....      (470,410)       (465,252)
                                                                  ----------      ----------
        Long-term capital lease obligations...................    $1,184,973     $ 1,096,188
                                                                  ==========      ==========

     Equipment and accumulated depreciation under capital lease obligations are as follows:

                                          PREDECESSOR                  THE COMPANY
                                          ----------    -----------------------------------------
                                           JUNE 30,      JUNE 30,     DECEMBER 31,     MARCH 31,
                                             1994          1995           1995           1996
                                          ----------    ----------    ------------    -----------
                                                                                      (UNAUDITED)
        Cost...........................   $1,465,668    $2,115,828     $2,407,438     $ 2,407,438
        Accumulated Depreciation.......      423,842       819,068      1,031,790       1,096,467
                                          ----------    ----------     ----------      ----------
                                          $1,041,826    $1,296,760     $1,375,648     $ 1,310,971
                                          ==========    ==========     ==========      ==========

     In December 1995, the Company entered into a 10% subordinated convertible promissory note for $5,000,000 with Blue Cross Blue Shield of Illinois (BCBS), payable in 2000 (promissory note). Interest is payable June 30, 1996, and semi-annually beginning December 31, 1996. $2,500,000 of the promissory note is payable upon the sale or merger of the Company which results in the change of control of the Company's Board of Directors, other than defined parties, or an initial public offering of no less than $10,000,000 and an offering price of no less than $5 per share.

     At any time, BCBS may convert $2,500,000 of the promissory note, in total or in increments of no less than $500,000, into a number of shares of common stock of the Company equal to 1% of the number of outstanding shares of common stock and common stock equivalents, per $500,000 of the principal balance to be converted. Additionally, at the time of an effective initial public offering, up to $2,500,000 of the promissory note automatically converts into 1% of the number of outstanding shares of common stock and common stock equivalents of the Company, per $500,000 of the principal balance to be converted, after giving effect to the initial public offering and not giving effect to any previous conversion of the promissory note into common stock of the Company.

     The promissory note is subordinated to the payment of any senior debt. The Company has agreed to comply with certain reporting and financial covenants, including certain restrictions on dividend payments.

7. INCOME TAXES

     CHR-Illinois has been subject to federal and state income taxes since its inception in 1981. At June 30, 1995, CHR-Illinois had net operating tax loss carryforwards of $392,000, which will expire in 2007 through 2010.

                                  GYNCOR, INC.

              (INFORMATION WITH RESPECT TO THE THREE MONTH PERIODS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

     Income taxes (benefit) consist of the following:

                                   PREDECESSOR                              THE COMPANY
                               -------------------    -------------------------------------------------------
                                                                                          THREE MONTH
                                                                    SIX MONTH             PERIOD ENDED
                                                                   PERIOD ENDED            MARCH 31,
                               JUNE 30,    JUNE 30,    JUNE 30,    DECEMBER 31,    --------------------------
                                 1993       1994        1995           1995           1995           1996
                               --------    -------    ---------    ------------    -----------    -----------
                                                                                   (UNAUDITED)    (UNAUDITED)
Deferred:
Federal.....................   $158,000    $59,000    $(375,000)    $       --      $(153,000)        $--
State.......................     34,000     14,000      (79,000)            --        (33,000)         --
                               --------    -------    ---------     ----------      ---------      ---------
                               $192,000    $73,000    $(454,000)    $       --      $(186,000)        $--
                               ========    =======    =========     ==========      =========      =========

     A reconciliation between income taxes (benefit) and the amount computed by applying the statutory federal income tax rate of 35% to income (loss) before income taxes is as follows:

                                  PREDECESSOR                               THE COMPANY
                             ---------------------    -------------------------------------------------------
                                                                                          THREE MONTH
                                                                    SIX MONTH             PERIOD ENDED
                                                                   PERIOD ENDED            MARCH 31,
                             JUNE 30,    JUNE 30,     JUNE 30,     DECEMBER 31,    --------------------------
                               1993        1994         1995           1995           1995           1996
                             --------    ---------    ---------    ------------    -----------    -----------
                                                                                   (UNAUDITED)    (UNAUDITED)
Income taxes (benefit) at
  statutory federal rate...  $178,000    $ 183,000    $(976,000)    $  (43,000)     $(538,000)    $  (795,000)
State taxes................    25,000       10,000     (139,000)        (7,000)       (77,000)        (50,000)
Exempt S Corporation
  (income) loss............        --           --       14,000       (190,000)      (116,000)      1,155,000
Excluded equity in CHRNW...   (13,000)    (122,000)          --             --             --              --
Net operating tax loss
  carryforwards and other
  not recognized...........        --           --      637,000        230,000        535,000        (320,000)
Other......................     2,000        2,000       10,000         10,000         10,000          10,000
                             --------    ---------    ---------     ----------      ---------     -----------
                             $192,000    $  73,000    $(454,000)    $       --      $(186,000)    $        --
                             ========    =========    =========     ==========      =========     ===========

     Significant components of deferred tax assets (liabilities) consist of the following:

                                              PREDECESSOR                   THE COMPANY
                                              -----------    -----------------------------------------
                                               JUNE 30,       JUNE 30,     DECEMBER 31,     MARCH 31,
                                                 1994           1995           1995           1996
                                              -----------    ----------    ------------    -----------
                                                                                           (UNAUDITED)
Net operating tax loss carryforwards.......   $    22,000    $  156,000    $    196,000    $   570,000
Cash basis of accounting for income taxes:
  Accounts receivable......................    (1,047,000)     (675,000)     (1,089,000)    (1,582,000)
  Other current assets.....................      (215,000)     (143,000)       (113,000)      (130,000)
  Accounts payable and accrued
     liabilities...........................       882,000     1,334,000       2,149,000      1,640,000
  Property and equipment...................       (67,000)     (199,000)       (262,000)      (262,000)
  Other....................................       (29,000)      164,000         (14,000)       (14,000)
                                              -----------    ----------    ------------    -----------
                                                 (454,000)      637,000         867,000        222,000
Less valuation allowance...................            --      (637,000)       (867,000)      (222,000)
                                              -----------    ----------    ------------    -----------
                                              $  (454,000)   $       --    $         --    $        --
                                              ===========    ==========    ============    ===========

                                  GYNCOR, INC.

              (INFORMATION WITH RESPECT TO THE THREE MONTH PERIODS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

     The increase in the valuation allowance resulted primarily from the increase in the net operating tax loss carryforwards and cash basis of accounting for income taxes.

8. OPERATING LEASES

     The Companies lease certain facilities and equipment under operating leases. Generally, real estate leases are for primary terms of 7 to 20 years with options to renew for additional periods. Equipment leases have remaining terms of 1 to 4 years.

     Several of the real estate leases have scheduled future rent increases or current free rental periods. Rental expense is computed on a straight-line basis over the entire terms of the leases. Deferred rent consists of the following:

                                                 PREDECESSOR                   THE COMPANY
                                                 -----------     ----------------------------------------
                                                  JUNE 30,       JUNE 30,    DECEMBER 31,      MARCH 31,
                                                    1994           1995          1995            1996
                                                 -----------     --------    ------------     -----------
                                                                                              (UNAUDITED)
Current portion...............................     $ 8,520       $ 19,173      $ 22,817        $  22,813
Long-term.....................................      85,470        343,131       617,735          657,265
                                                   -------       --------      --------        ---------
                                                   $93,990       $362,304      $640,552        $ 680,078
                                                   =======       ========      ========        =========

     CHR-Illinois leases a certain facility from a stockholder. Total rental expense for all operating leases, except those with terms of one year or less that were not renewed, are as follows:

                                 PREDECESSOR                               THE COMPANY
                             --------------------    --------------------------------------------------------
                                                                                          THREE MONTH
                                                                    SIX MONTH             PERIOD ENDED
                                                                   PERIOD ENDED            MARCH 31,
                             JUNE 30,    JUNE 30,     JUNE 30,     DECEMBER 31,    --------------------------
                               1993        1994         1995           1995           1995           1996
                             --------    --------    ----------    ------------    -----------    -----------
                                                                                   (UNAUDITED)    (UNAUDITED)
Office space..............   $268,425    $253,506    $1,010,857      $828,185       $ 243,824      $ 344,173
Medical equipment and
  vehicles................     64,112      68,738        80,664        76,514          71,569         32,157
                             --------    --------    ----------      --------       ---------      ---------
  Total rent expense......   $332,537    $322,244    $1,091,521      $904,699       $ 315,393      $ 376,330
                             ========    ========    ==========      ========       =========      =========
  Amount of rent paid to
     stockholder..........   $265,991    $ 88,467    $  100,189      $ 44,620       $  20,280      $  21,090
                             ========    ========    ==========      ========       =========      =========

     Future minimum rental payments required under operating leases, including renegotiated leases, that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1995 and March 31, 1996, are as follows:

                                              DECEMBER 31, 1995               MARCH 31, 1996
                                          --------------------------    --------------------------
                                             TOTAL       STOCKHOLDER       TOTAL       STOCKHOLDER
                                          -----------    -----------    -----------    -----------
        1996...........................   $   987,024     $  82,740     $   610,694     $  63,270
        1997...........................     1,236,462        86,052       1,236,462        87,744
        1998...........................     1,188,897        43,872       1,188,897            --
        1999...........................     1,028,036            --       1,028,036            --
        2000...........................     1,213,996            --       1,213,996            --
        Subsequent years...............     7,657,652            --       7,657,652            --
                                          -----------     ---------     -----------     ---------
                                          $13,312,067     $ 212,664     $12,935,737     $ 151,014
                                          ===========     =========     ===========     =========

                                  GYNCOR, INC.

              (INFORMATION WITH RESPECT TO THE THREE MONTH PERIODS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

9. COMMON STOCK AND AFFILIATED EQUITY

     The Company's authorized common stock was 40,000,000 shares at June 30, 1994 and 1995 and December 31, 1995 and March 31, 1996. All common share and per share amounts in the financial statements and notes to these financial statements have been restated to reflect a 4,000-for-1 exchange in connection with the reincorporation in Delaware effective March 8, 1996 and a reverse stock split on a five-for-six share basis effective April 24, 1996.

     Additional paid-in capital from Affiliates of $37,630 is the net proceeds from the issuance of shares by the Affiliates. On June 5, 1996, the Company entered into an asset transfer agreement which resulted in the acquisition of certain assets of the Affiliates in exchange for the assumption of certain liabilities. This asset transfer agreement had no impact on the accompanying financial statements. After taking into account this transaction, the combined accumulated deficit at December 31, 1995 would have included approximately $1.7 million of an accumulated deficit attributable to the Affiliates in which the principal officers/stockholders of the Company are principal stockholders and/or officers of the Affiliates.

     At December 31, 1995 and March 31, 1996, authorized but unissued shares of common stock have been reserved for future issuance as follows:

                                                         DECEMBER 31,    MARCH 31,
                                                             1995          1996
                                                         ------------    ---------
            Options...................................      260,000       359,167
            Subordinated convertible promissory note..      222,456       221,316
                                                            -------       -------
                                                            482,456       580,483
                                                            =======       =======

10. STOCKHOLDERS' AND EMPLOYMENT AGREEMENTS

     The Company's stockholders' agreement restricts the ability of the stockholders to transfer any common shares of the Company and obligates the Company to purchase the common shares held by stockholders upon termination or death, at a defined price. The agreement also provides an officer/stockholder certain additional rights, as defined. Upon the completion of an initial public offering, this agreement will terminate.

     During the year ended December 31, 1995, the Companies entered into or renegotiated individual employment contracts with certain physicians and employees, some of whom are officers and/or stockholders of the Companies. The agreements provide for base salaries ranging from $150,000-$350,000 plus fringe benefits. Certain agreements also provide for compensation and incentive bonuses based on collected revenues and deferred compensation (see Note 17).

     The employment agreements include covenants not to compete with the Companies for periods of one to three years subsequent to termination of employment. The employment agreements are currently for initial terms of one to ten years and are automatically extended for additional one-year periods until terminated by either party.

                                  GYNCOR, INC.

              (INFORMATION WITH RESPECT TO THE THREE MONTH PERIODS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

11. CONSULTING AGREEMENTS

     The Companies have entered into several agreements with consulting physicians. The agreements provide for minimum payments totaling $293,020 during 1996 and $100,000 annually over the following four years. Consulting expenses under these agreements are as follows:

                                                 THE COMPANY
                          ---------------------------------------------------------
                                                                THREE MONTH
     PREDECESSOR                        SIX MONTH              PERIOD ENDED
- ---------------------                  PERIOD ENDED              MARCH 31,
JUNE 30,     JUNE 30,     JUNE 30,     DECEMBER 31,     ---------------------------
  1993         1994         1995           1995            1995            1996
- --------     --------     --------     ------------     -----------     -----------
                                                        (UNAUDITED)     (UNAUDITED)
$ 28,708     $186,308     $228,564       $312,981         $120,985        $112,048
 =======     ========     ========       ========         ========        ========

12. STOCK OPTIONS

     Under a stock option agreement with an officer/stockholder, 63,333 shares are to be made available commencing June 1, 1995 and ending May 31, 2000. The price per share is equal to 50% of the fair market value of the common stock of the Company on the last day of the fiscal year prior to the date of purchase divided by the total shares outstanding of the Company on the date of purchase. The stockholder has the right to exercise the option to purchase all or a portion of the option shares during May of each year beginning in 1996. In March 1996, this option was exercised by the officer/stockholder whereby the Company issued 41,667 shares of common stock. The Company also agreed to provide a loan on or before June 12, 1996 in an amount equal to the aggregate Federal and state income taxes to be paid. Compensation expense of $117,000 and $50,000 was recorded during the period ending December 31, 1995 and March 31, 1996 in connection with this option, respectively.

     A stockholder entered into an option agreement with a principal officer/stockholder of both the Company and CHR-Illinois to purchase 196,667 shares of common stock of the Company and 100 shares of common stock of CHR-Illinois during the option term which commenced on January 1, 1995 and expires December 31, 2004, unless terminated earlier as defined. This agreement was designed and agreed to function as a single option agreement and, accordingly, the option to purchase CHR-Illinois common stock for $2,451 per share, adjusted annually for interest, must be exercised in full prior to an option to purchase the Company's common stock is available at an exercise price for less than $.01 per share. No compensation expense has been recognized, since the combined exercise price of $1.25 exceeded the fair market value of the Company's common stock, as determined by the Company's principal stockholders, at the date the option was granted.

                                  GYNCOR, INC.

              (INFORMATION WITH RESPECT TO THE THREE MONTH PERIODS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

13. CHANGES IN ASSETS AND LIABILITIES

     Changes in assets and liabilities included in the statements of cash flows are as follows:

                             PREDECESSOR                                 THE COMPANY
                       ------------------------       ------------------------------------------------------
                                                                  SIX MONTH       THREE MONTH PERIOD ENDED
                                                                 PERIOD ENDED            MARCH 31,
                        JUNE 30,      JUNE 30,      JUNE 30,     DECEMBER 31,   -------------------------
                          1993          1994          1995          1995           1995          1996
                       -----------    ---------    ----------    -----------    ----------    -----------
                                                                                (UNAUDITED)   (UNAUDITED)
Receivables........... $(1,273,645)   $(398,342)   $   96,913    $(1,227,960)   $  438,436    $  (807,070)
Prepaid expenses,
  inventories and
  other...............     (23,711)     (65,201)     (397,861)        48,301      (118,834)       (31,695)
Accounts payable......     587,960       39,819     2,309,510     (1,171,068)      826,094        142,899
Accrued liabilities...     360,349       82,039       480,767        231,325       (64,739)      (220,531)
Deferred revenue......          --           --       400,000        128,280        85,503         32,313
Other.................          --      200,630            --       (645,887)        6,350       (965,482)
                       -----------    ---------    ----------    -----------    ----------      ---------
                       $  (349,047)   $(141,055)   $2,889,329    $(2,637,009)   $1,172,810    $(1,849,566)
                       ===========    =========    ==========    ===========    ==========    ===========

14. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

     Cash paid during the following periods is as follows:

                                  PREDECESSOR                                 THE COMPANY
                             ----------------------       ------------------------------------------------------
                                                                      SIX MONTH       THREE MONTH PERIOD ENDED
                                                                     PERIOD ENDED            MARCH 31,
                             JUNE 30,      JUNE 30,      JUNE 30,    DECEMBER 31,    --------------------------
                               1993          1994          1995          1995           1995           1996
                             --------      --------      --------    ------------    -----------    -----------
                                                                                     (UNAUDITED)    (UNAUDITED)
Interest..................   $ 44,402      $ 62,893      $191,082      $215,077        $25,431        $59,739
Income taxes..............   $ 22,104      $     --      $  2,300      $     --        $    --        $    --

     In June 1995, CHR-Illinois purchased medical and laboratory equipment from physician practices by assuming liabilities totaling $56,012.

     Capital lease obligations of $109,314, $924,154, $688,105 and $291,610 were incurred for new equipment during the periods ended June 30, 1993, 1994 and 1995, and December 31, 1995, respectively.

     In 1994, a $200,000 security deposit held by a stockholder was converted to a note receivable.

     In 1993, CHR-Illinois entered into a $350,000 loan agreement with a bank. $100,000 of the proceeds were designated to finance construction costs, of which $42,404 was borrowed as of June 30, 1993. The balance of the proceeds, $247,300, was used to repay a prior bank debt.

15. CONTINGENCIES

     In addition to the general liability and malpractice insurance carried by the individual physicians, the professional corporations are insured with respect to general liability and medical malpractice risks on a claims made basis. Management is not aware of any claims against the professional corporations in excess of insurance coverage. In addition, the professional corporations have not accrued a loss for unreported incidents or for losses gross of insurance coverage, as the amount, if any, cannot be reasonably estimated and the probability of an adverse outcome cannot be determined at this time. It is the opinion of management that the

                                  GYNCOR, INC.

              (INFORMATION WITH RESPECT TO THE THREE MONTH PERIODS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

ultimate resolution of any open or unasserted claims will not have a material adverse effect on the financial position, operating results or liquidity gross of any anticipated insurance recoveries of the Company.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of all financial instruments approximated fair value at June 30, 1994 and 1995 and at December 31, 1995 and at March 31, 1996.

17. SUBSEQUENT EVENTS AND OTHER

     Management Services Agreements

     On April 1, 1996, the Company entered into a long-term management services agreement with each of the Affiliates, under which the Company provides substantially all administrative and management services, including without limitation, the provision of equipment, supplies, support services, nonmedical personnel, office space, management, administration, financial record keeping and reporting, and other business office services, in exchange for a stated percentage of collected net patient service revenue. Within forty-five (45) days of the end of each quarter of the Company's fiscal year, the Company shall evaluate the cost of such services provided and the overall performance of each Affiliate in relation to the budget for such year to date and the nature and volume of the services provided by the Company and make any appropriate adjustments to the initial stated percentage. Each of these agreements is a 40 year management services agreement between the Company and its Affiliates which replaces former long-term management services agreements.

     Through the 40-year management services agreements, the Company will assume full responsibility for the operating expenses, take an assignment of substantially all accounts receivable of the professional corporations and receive a management fee for its services. The Company, as opposed to affiliates of the Company, will have perpetual, unilateral control over the assets and operations of the various professional corporations (except with regard to the practice of medicine), and notwithstanding the lack of technical majority ownership of the stock of such entities, consolidation of the various professional corporations will be necessary to present fairly the financial position and results of operations of the Company because of control by means other than ownership of stock. Control by the Company will be perpetual rather than temporary because of (i) the length of the original terms of the agreements, (ii) the successive extension periods provided by the agreements,
(iii) the continuing investment of capital by the Company, (iv) the employment of the majority of the nonphysician personnel, and (v) the nature of the services provided to the professional corporations by the Company.

     Acquisitions

     On May 1, 1996, the Company entered into definitive agreements to acquire the nonmedical assets of two physician practices. The total purchase price for these assets is approximately $1.4 million. Each of these acquisitions will be accounted for as a purchase, and the purchase price will be allocated to the assets acquired based on the estimated fair market value at the date of acquisition. The operations of the practices will be included with the Company's financial statements beginning on the date of acquisition. Based on unaudited data, the following table presents selected information for the Company on a pro forma basis, assuming the

                                  GYNCOR, INC.

              (INFORMATION WITH RESPECT TO THE THREE MONTH PERIODS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

practices had been consolidated for the twelve month period ended December 31, 1995, as the Company changed its fiscal year end to December 31 (see Note 1), and the three months ended March 31, 1996.

                                                               YEAR ENDED      THREE MONTHS
                                                              DECEMBER 31,    ENDED MARCH 31,
                                                                  1995             1996
                                                              ------------    ---------------
        Net patient service revenue........................   $ 25,522,000      $ 7,342,000
        Net income (loss)..................................     (1,208,000)     $(1,961,000)
        Net income (loss) per common share.................          $(.19)           $(.30)

     Employment Agreements

     On April 1, 1996, the Company amended employment agreements with three officers/stockholders to provide, among other matters, annual base salaries ranging from $100,000 to $350,000 per individual; fixed and performance bonuses; termination and covenant not to compete clauses; and severance payments as defined, for two of the officers/stockholders upon change in control, as defined, of the Company. Upon an initial public offering, the term of the agreements range from 3 to 5 years and any deferred compensation agreements are automatically terminated. Additionally, on April 1, 1996, two officers/stockholders' employment agreements with CHR-Illinois were amended effective upon the initial public offering to provide for a production bonus for one officer/stockholder of $250,000 in 1996 and a minimum annual production bonus of $100,000 for the other officer/stockholder.

     Stock Options

     Effective March 8, 1996, the Company adopted the Directors' Stock Option Plan (the "Plan") for members of the Board of Directors who are not also employees of the Company. The maximum number of shares issuable under the Plan is 41,666, subject to adjustment in certain instances. Upon the completion of an initial public offering, Non-Qualified Stock Options ("NQSOs") to purchase 3,333 shares of common stock will be granted to each of two outside directors at an exercise price equal to the initial public offering price. Annually, from the initial public offering effective date, 1,250 shares of common stock will be granted to each of the outside directors (limited to 8,333 shares per director). New outside directors will be granted NQSOs for 3,333 shares of common stock (1,250 shares annually thereafter and limited to 8,333 shares per outside director). All options are exercisable on the first anniversary after the date of grant, subject to accelerated vesting, as defined, at the fair market value at the date of grant and expire at the earlier of 10 years from the grant date or the date the person ceases to be an outside director.

     The Company has adopted an Incentive Compensation Plan (the "Incentive Plan"), effective March 8, 1996, under which 708,333 shares of common stock are reserved and available for issuance upon exercise of options and other awards to be granted under the Incentive Plan. The Incentive Plan is administered by a Committee (Committee) of the Board of Directors. Subject to certain limits, options to be granted under the Incentive Plan may be incentive stock options ("ISOs") or NQSOs. The exercise price of an ISO must be at least equal to the fair market value (as defined in the Incentive Plan) per share of the common stock on the date of the grant, and must be at least 110% of such value if the grantee is a principal stockholder of the Company. The exercise price of NQSOs will be determined by the Committee and may be greater or less than the fair market value per share of the common stock on the date of the grant. ISOs and NQSOs granted under the Incentive Plan will be exercisable for a term of not more than 10 years, as determined by the Committee, and become exercisable as determined by the Committee, subject to acceleration of vesting at the discretion of the Committee or, as defined, upon a change in control of the Company.

                                  GYNCOR, INC.

              (INFORMATION WITH RESPECT TO THE THREE MONTH PERIODS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

     The Incentive Plan also authorizes the Committee to grant restricted stock, deferred stock and stock appreciation rights ("SARs") in connection with options granted. SARs entitle the optionee to receive upon exercise cash or common stock, as determined by the Committee, equal in value to the difference between the option price and the current fair market value of the stock subject to the option and related SAR. Exercise of a SAR is in lieu of exercise of the related option.

     In March 1996, the Company granted awards under the Incentive Plan covering 162,500 shares of common stock, including stock options granted to officers of the Company. These options are exercisable at a purchase price of $7.80 per share and vest 20% per year over five years, except that the options granted to one officer vest in full on October 1, 1996. In April 1996, the Company granted awards under the Incentive Plan covering 473,333 shares of common stock, including stock options granted to officers of the Company. These options are exercisable at a purchase price equal to the initial public offering price and vest 20% per year over five years.

     In March 1996, an officer/stockholder entered into an Amended and Restated Option Agreement (Agreement) with two other officers/stockholders to purchase an aggregate 254,167 shares of common stock for $.01 per share. The option expires in 10 years, unless terminated earlier, as defined in the Agreement. Compensation expense of $1,950,000 was recorded during the first quarter of 1996 in connection with this option.

     Tax Status

     Prior to the completion of an initial public offering, the Company will terminate its S Corporation tax status and, accordingly, will be subject to income taxes.

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholder
Fertility Center of Northern New Jersey, P.A.

     We have audited the accompanying balance sheets of Fertility Center of Northern New Jersey, P.A. as of December 31, 1994 and 1995, and the related statements of income and retained earnings (accumulated deficit) and cash flows for the period from February 9, 1994 (date of inception) to December 31, 1994, and for the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fertility Center of Northern New Jersey, P.A. at December 31, 1994 and 1995, and the results of its operations and its cash flows for the period from February 9, 1994 (date of inception) to December 31, 1994, and for the year ended December 31, 1995 in conformity with generally accepted accounting principles.


                                          /s/ ERNST & YOUNG LLP


March 11, 1996
Chicago, Illinois

                 FERTILITY CENTER OF NORTHERN NEW JERSEY, P.A.

                                 BALANCE SHEETS

                                                                   DECEMBER 31,         MARCH 31,
                                                               --------------------    -----------
                                                                 1994        1995         1996
                                                               --------    --------    -----------
                                                                                       (UNAUDITED)
ASSETS
Current assets:
  Cash......................................................   $     --    $  2,336    $   200,726
  Receivables...............................................
     Patients (net of allowance for doubtful accounts of
       $22,700 in 1994, $139,200 in 1995 and $141,000 in
       1996)................................................     92,847     565,993        565,116
     Other..................................................         --       3,500          3,500
  Prepaid expenses and other................................     23,387      22,557         13,452
                                                               --------    --------    -----------
          Total current assets..............................    116,234     594,386        782,794
Property and equipment, less accumulated depreciation of
  $1,602 in 1994, $30,609 in 1995 and $43,802 in 1996.......     70,609     274,534        274,133
Deferred income taxes.......................................         --      10,000          9,000
Organization costs, less accumulated amortization of $1,125
  in 1994, $2,353 in 1995 and $2,660 in 1996................      5,012       3,785          3,478
                                                               --------    --------    -----------
          Total assets......................................   $191,855    $882,705    $ 1,069,405
                                                               ========    ========    ===========
LIABILITIES AND STOCKHOLDER'S EQUITY
(NET CAPITAL DEFICIENCY)
Current liabilities:
  Revolving loan............................................   $ 60,000    $     --    $        --
  Due to stockholder........................................         --      15,000             --
  Current portion of long-term debt.........................         --      45,275         46,072
  Accounts payable..........................................     38,921      95,067        111,139
  Accrued liabilities.......................................     28,260      83,695         48,118
  Income taxes payable......................................         --          --        106,424
  Deferred rent.............................................      4,838       4,838          4,838
  Deferred income taxes.....................................         --     180,000        166,000
                                                               --------    --------    -----------
          Total current liabilities.........................    132,019     423,875        482,591
Long-term liabilities:
  Long-term debt, less current portion......................         --     149,281        138,338
  Deferred rent.............................................     67,728      62,890         61,680
                                                               --------    --------    -----------
          Total long-term liabilities.......................     67,728     212,171        200,018
                                                               --------    --------    -----------
          Total liabilities.................................    199,747     636,046        682,609
Stockholders' equity (net capital deficiency):
  Common stock - No par value; 2,500 shares authorized; 500
     shares issued and outstanding in 1994 and 1995.........      5,000       5,000          5,000
  Subscription receivable from stockholder..................     (5,000)         --             --
  Retained earnings (accumulated deficit)...................     (7,892)    241,659        381,796
                                                               --------    --------    -----------
          Total stockholder's equity (net capital
            deficiency).....................................     (7,892)    246,659        386,796
                                                               --------    --------    -----------
          Total liabilities and stockholder's equity........   $191,855    $882,705    $ 1,069,405
                                                               ========    ========    ===========

                See accompanying notes to financial statements.

                 FERTILITY CENTER OF NORTHERN NEW JERSEY, P.A.

                            STATEMENTS OF INCOME AND
                    RETAINED EARNINGS (ACCUMULATED DEFICIT)

                                                    PERIOD FROM
                                                  FEBRUARY 9, 1994                            THREE MONTH
                                                (DATE OF INCEPTION)        YEAR ENDED         PERIOD ENDED
                                                TO DECEMBER 31, 1994    DECEMBER 31, 1995    MARCH 31, 1996
                                                --------------------    -----------------    --------------
                                                                                              (UNAUDITED)
Revenue:
  Net patient service revenue................         $616,496              $2,496,460          $ 819,926
  Other revenue..............................            2,788                      --                 --
                                                      --------              ----------          ---------
       Total revenue.........................          619,284               2,496,460            819,926
Operating expenses:
  Physician salaries.........................          190,000                 994,834            220,000
  Clinic salaries and wages..................          102,983                 244,144             88,558
  Administrative salaries and wages..........           23,847                 136,080             21,770
  Benefits and payroll taxes.................           49,989                 130,224             38,951
  Clinic rent and lease expense..............           72,565                 120,974             30,152
  Clinic supplies............................           56,100                 113,961             36,435
  Other clinic expenses......................           14,208                  20,869             11,022
  General corporate expenses.................          112,654                 265,265            122,779
  Depreciation and amortization..............            2,727                  30,235             13,500
                                                      --------              ----------          ---------
       Total operating expenses..............          625,073               2,073,211            583,167
                                                      --------              ----------          ---------
Operating income (loss)......................           (5,789)                439,874            236,759
Interest expense.............................               --                  16,625              3,198
                                                      --------              ----------          ---------
Income (loss) before income taxes............           (5,789)                423,249            233,561
Income taxes:
  Current....................................            2,103                   3,698            106,424
  Deferred...................................               --                 170,000            (13,000)
                                                      --------              ----------          ---------
                                                         2,103                 173,698             93,424
                                                      --------              ----------          ---------
       Net income (loss).....................           (7,892)                249,551            140,137
Retained earnings (accumulated deficit),
  beginning of period........................               --                  (7,892)           241,659
                                                      --------              ----------          ---------
Retained earnings (accumulated deficit),
  end of period..............................         $ (7,892)             $  241,659          $ 381,796
                                                      ========              ==========          =========

                See accompanying notes to financial statements.

                 FERTILITY CENTER OF NORTHERN NEW JERSEY, P.A.

                            STATEMENTS OF CASH FLOWS

                                                     PERIOD FROM
                                                  FEBRUARY 9, 1994                           THREE MONTH
                                                   (INCEPTION) TO         YEAR ENDED         PERIOD ENDED
                                                  DECEMBER 31, 1994    DECEMBER 31, 1995    MARCH 31, 1996
                                                  -----------------    -----------------    --------------
                                                                                             (UNAUDITED)
Operating activities:
  Net (loss) income............................        $ (7,892)           $ 249,551           $ 140,137
  Adjustments to reconcile net (loss) income to
     net cash provided by operating activities:
     Depreciation and amortization.............           2,727               30,235              13,500
     Deferred income taxes.....................              --              170,000             (13,000)
     Deferred rent.............................          72,566               (4,838)             (1,210)
     Changes in operating assets and
       liabilities:
       Receivables, net........................         (92,847)            (476,646)                877
       Prepaid expenses and other..............         (23,387)                 830               9,105
       Organization costs......................          (6,137)                  --                  --
       Accounts payable........................          38,921               56,146              16,072
       Income taxes payable....................              --                   --             106,424
       Accrued liabilities.....................          28,260               55,435             (35,577)
                                                       --------            ---------           ---------
            Net cash provided by operating
               activities......................          12,211               80,713             236,328
Investing activities:
  Purchase of property and equipment...........        (299,338)              (8,049)            (12,792)
                                                       --------            ---------           ---------
            Net cash used by investment
               activities......................        (299,338)              (8,049)            (12,792)
Financing activities:
  Proceeds from (payments to) stockholder......              --               15,000             (15,000)
  Proceeds from note payable...................         227,127                   --                  --
  Proceeds from (payments on) revolving loan...          60,000              (60,000)                 --
  Payments on long term debt...................              --              (30,328)            (10,146)
  Issuance of common stock.....................              --                5,000                  --
                                                       --------            ---------           ---------
            Net cash provided by (used in)
               financing activities............         287,127              (70,328)            (25,146)
                                                       --------            ---------           ---------
Increase in cash...............................              --                2,336             198,390
Cash at beginning of year......................              --                   --               2,336
                                                       --------            ---------           ---------
Cash at end of year............................        $     --            $   2,336           $ 200,726
                                                       ========            =========           =========

                See accompanying notes to financial statements.

                 FERTILITY CENTER OF NORTHERN NEW JERSEY, P.A.

                         NOTES TO FINANCIAL STATEMENTS
             MARCH 31, 1996 (UNAUDITED), DECEMBER 31, 1995 AND 1994

1. ORGANIZATION

     Fertility Center of Northern New Jersey, P.A. (the "Company") was incorporated under the Professional Services Corporation Act on February 9, 1994 in the state of New Jersey. The Company provides services in the field of reproductive medicine to patients in the Westwood, New Jersey area.

     The Company entered into a five year agreement on May 15, 1994 with Life Key Ventures, Inc. ("Life Key"), whereby Life Key provides management services to the Company in exchange for a management fee. The Company terminated this agreement in April 1996 which resulted in certain termination costs (Note 7).

2. SIGNIFICANT ACCOUNTING POLICIES

     Property and Equipment

     Property and equipment, which principally consists of medical office equipment and leasehold improvements, are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from five to seven years based on the type and condition of the assets. The Company amortizes leasehold improvements over fifteen years which represents the remaining life of the lease, including options to renew.

     Net patient service revenue

     Net patient service revenue is reported at the estimated realizable amounts from patients and various third-party payors for services rendered. The Company has negotiated agreements with managed care organizations to provide service based on fee schedules. The Company recognizes revenue when services have been provided to the patient.

     Income taxes

     The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Organization Costs

     Organization costs are deferred and are amortized using the straight-line method over 5 years.

     Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. LINE OF CREDIT

     The Company entered into a revolving line of credit agreement effective May 15, 1994 with Life Key. Under the agreement, the Company can borrow up to $250,000. Interest on borrowings accrues at 7%. The line of credit is secured by all property, tangible and intangible, owned by or in which the Company has an interest, which is in the possession or control of Life Key. Amounts outstanding at December 31, 1994 and 1995 amount to $60,000. There were no amounts outstanding under this line of credit at December 31, 1995 and March 31, 1996. On April 30, 1996, this line of credit was terminated.

                 FERTILITY CENTER OF NORTHERN NEW JERSEY, P.A.

             MARCH 31, 1996 (UNAUDITED), DECEMBER 31, 1995 AND 1994

4. LONG-TERM DEBT

     Long-term debt represents an amount due to Life Key for the purchase of equipment which was previously leased by the Company from Life Key as part of an office lease arrangement (see Note 7). The outstanding balance of the note payable at March 31, 1996 is $184,410 and is payable in monthly installments of $4,500 (including interest) through January 2000, the life of the office lease. Interest on the note accrues at 7%.

     Interest paid during 1995 and during the three month period ended March 31, 1996 amounted to $14,685 and $3,346.

5. DUE TO STOCKHOLDER

     As of March 31, 1996 (Unaudited), the Company has no indebtedness to its stockholder.

6. INCOME TAXES

     Income taxes consist of the following:

                                                      PERIOD FROM
                                                      FEBRUARY 9,
                                                         1994
                                                      (INCEPTION)
                                                          TO         YEAR ENDED     THREE MONTH
                                                       DECEMBER       DECEMBER      PERIOD ENDED
                                                          31,            31,         MARCH 31,
                                                         1994           1995            1996
                                                      -----------    -----------    ------------
        Current....................................     $ 2,103       $   3,698       $106,424
        Deferred:
          Federal..................................          --         130,000        (10,000)
          State....................................          --          40,000         (3,000)
                                                        -------       ---------       --------
                                                        $ 2,103       $ 173,698       $ 93,424
                                                        =======       =========       ========

     A reconciliation between income taxes (benefit) and the amount computed by applying the statutory federal income rate of 35% to income (loss) before income taxes is as follows:

                                                      PERIOD FROM
                                                      FEBRUARY 9,
                                                         1994
                                                      (INCEPTION)
                                                          TO         YEAR ENDED     THREE MONTH
                                                       DECEMBER       DECEMBER      PERIOD ENDED
                                                          31,            31,         MARCH 31,
                                                         1994           1995            1996
                                                      -----------    -----------    ------------
        Income taxes (benefit) at statutory federal
          rate.....................................     $(2,026)      $ 148,137       $ 81,746
        State taxes (benefit)......................        (344)         25,141         13,874
        Other -- net...............................       4,473             420         (2,196)
                                                        -------       ---------       --------
                                                        $ 2,103       $ 173,698       $ 93,424
                                                        =======       =========       ========

                 FERTILITY CENTER OF NORTHERN NEW JERSEY, P.A.

             MARCH 31, 1996 (UNAUDITED), DECEMBER 31, 1995 AND 1994

     Significant components of the Company's deferred tax assets (liabilities), which principally result from use of the cash basis for income tax purposes, as of December 31 and March 31, 1996 (Unaudited) are as follows:

                                                         DECEMBER 31,
                                                    -----------------------      MARCH 31,
                                                      1994          1995           1996
                                                    --------      ---------      ---------
        Accounts receivable......................   $ (5,000)     $(225,000)     $(226,000)
        Accounts payable and accrued
          liabilities............................     18,000         56,000         64,000
        Other....................................    (13,000)        (1,000)         5,000
                                                    --------      ---------      ---------
                                                    $     --      $(170,000)     $(157,000)
                                                    ========      =========      =========

     The Company paid income taxes of $2,326 in 1995.

7. OPERATING LEASE

     The Company entered into a five year lease agreement on May 15, 1994 to lease office space and equipment from Life Key. The lease term commenced upon occupancy in January 1995. From February 1994 to December 1994, Life Key provided temporary space to the Company at no charge. Lease expense was recognized from February 1994 to December 1994 resulting in deferred rent. The leased equipment was subsequently purchased by the Company in 1995 in exchange for a note payable. Total rent expense was $72,000, $121,000 and $30,152 in 1994, 1995 and the three month period ended March 31, 1996, respectively. Future annual minimum lease payments amount to $125,448 through 1999 under this lease arrangement.

     On April 30, 1996 the Company terminated its management agreement and revolving line of credit with Life Key. The Company is continuing to lease its office and clinical space from Life Key. As part of the termination agreement, GynCor has agreed to reimburse Life Key in the amount of $135,000 over 36 months in equal monthly installments of $3,750 commencing June 1, 1996.

8. CONTINGENCIES

     The Company maintains professional liability insurance coverage on a claims made basis with coverage of $1 million per incident and $3 million annual aggregate. As of March 31, 1996, there were no asserted professional liability claims against the Company; accordingly, no amounts for potential losses have been accrued in the accompanying financial statements. The Company has not accrued a loss for unreported incidents, or for losses gross of insurance coverage, as the amount, if any, cannot be reasonably estimated at this time and the probability of an adverse outcome cannot be determined at this time. It is the opinion of management that the ultimate resolution of any unasserted claims will not have a material adverse effect on the financial position, operating results or liquidity gross of any anticipated insurance recoveries of the Company.

9. EMPLOYEE BENEFIT PLAN

     The Company created a defined benefit pension plan for its eligible employees in 1995. The Plan currently includes two participants, the Company's stockholder and his spouse. Benefits vest incrementally over six years of participation and distribution from the plan is payable upon normal retirement date or death. Benefits are based on years of service and compensation subject to certain maximum limitations. No contribution was made to the Plan during 1995.

     The accumulated benefit obligation (all vested) and projected benefit obligation at December 31, 1995 amounted to $37,589 and $58,171, respectively. There are no plan assets.

                 FERTILITY CENTER OF NORTHERN NEW JERSEY, P.A.

             MARCH 31, 1996 (UNAUDITED), DECEMBER 31, 1995 AND 1994

     For the plan year ended December 31, 1995, net periodic pension cost which consisted of service cost, amounted to $58,171. The weighted average discount rate used in calculating the projected benefit obligation at December 31, 1995 is 6%. The assumed rate of increase in future compensation levels is 3%.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of all financial instruments approximates carrying value at December 31, 1994 and 1995 and at March 31, 1996.

11. SUBSEQUENT EVENT

     The Company's sole shareholder executed a definitive agreement to sell all of the nonmedical assets of the Company to GynCor, Inc. in April 1996 and the sale was closed on May 1, 1996. Simultaneous with the sale, it is anticipated that the Company will enter into a 40 year clinic services agreement with GynCor, Inc.

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholder
A Center for Gynecology, P.A.

     We have audited the accompanying balance sheet of A Center for Gynecology, P.A. as of December 31, 1995, and the related statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A Center for Gynecology, P.A. at December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


                                          /s/ ERNST & YOUNG LLP


March 13, 1996
Chicago, Illinois

                         A CENTER FOR GYNECOLOGY, P.A.

                                 BALANCE SHEETS



                                                                        DECEMBER 31,     MARCH 31,
                                                                            1995           1996
                                                                        ----------      -----------
                                                                                        (UNAUDITED)
ASSETS
Current assets:
  Cash...............................................................     $     59       $  23,551
  Receivables:
     Patients (net of allowance for doubtful accounts of $195,000 in
      1995 and $193,123 in 1996).....................................      365,227         291,545
     Other...........................................................        6,100           6,386
  Prepaid expenses and other.........................................       15,492          11,000
                                                                          --------       ---------
       Total current assets..........................................      386,878         332,482
Property and equipment, less accumulated depreciation of $438,891 in
  1995 and $450,853 in 1996..........................................      390,158         369,344
Covenant not to compete, less accumulated amortization of $25,732 in
  1995 and $28,384 in 1996...........................................       27,298          24,646
Deposits.............................................................        6,783           6,783
                                                                          --------       ---------
       Total assets..................................................     $811,117       $ 733,255
                                                                          ========       =========
LIABILITIES AND STOCKHOLDER'S EQUITY
  (NET CAPITAL DEFICIENCY)
Current liabilities:
  Accounts payable...................................................     $166,626       $ 281,563
  Current portion of long-term debt..................................      183,930         184,423
  Notes payable to stockholder.......................................           --           8,000
  Accrued liabilities................................................       78,448          73,324
                                                                          --------       ---------
       Total current liabilities.....................................      429,004         547,310
Long-term liabilities:
  Long-term debt, less current portion...............................      387,757         354,758
  Deferred income taxes..............................................        1,764              --
                                                                          --------       ---------
       Total long-term liabilities...................................      389,521         354,758
                                                                          --------       ---------
       Total liabilities.............................................      818,525         902,068
                                                                          --------       ---------
Stockholders' equity (net capital deficiency):
  Common stock, $5 par value; 100 shares authorized; 100 shares
     issued and outstanding, including shares in treasury............          500             500
  Additional paid-in capital.........................................        2,452           2,452
  Retained earnings (accumulated deficit)............................       39,640        (121,765)
                                                                          --------       ---------
                                                                            42,592        (118,813)
  Treasury stock, at cost -- 50 shares (purchased during 1995).......      (50,000)        (50,000)
                                                                          --------       ---------
       Total stockholder's equity (net capital deficiency)...........       (7,408)       (168,813)
                                                                          --------       ---------
                                                                          $811,117       $ 733,255
                                                                          ========       =========

                See accompanying notes to financial statements.

                         A CENTER FOR GYNECOLOGY, P.A.

      STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (ACCUMULATED DEFICIT)

                                                                                        THREE MONTH
                                                                                        PERIOD ENDED
                                                                     YEAR ENDED        MARCH 31, 1996
                                                                  DECEMBER 31, 1995    --------------
                                                                  -----------------     (UNAUDITED)
Revenue:
  Net patient service revenue..................................      $ 3,107,853         $  543,203
  Other revenue................................................           27,124                 --
                                                                     -----------         ----------
     Total revenue.............................................        3,134,977            543,203
Operating expenses:
  Officer salaries.............................................        1,150,311            162,500
  Clinic salaries and wages....................................          692,050            100,288
  Benefits and payroll taxes...................................           83,511             49,851
  Clinic rent and lease expense................................          228,925             54,251
  Clinic supplies..............................................          271,796             69,647
  Other clinic expenses........................................          152,785             22,430
  General corporate expenses...................................          454,558            195,736
  Depreciation and amortization................................          125,998             31,329
                                                                     -----------         ----------
     Total operating expenses..................................        3,186,429            686,032
                                                                     -----------         ----------
Operating loss.................................................          (24,957)          (142,829)
Interest expense...............................................           26,495             20,340
                                                                     -----------         ----------
Loss before income taxes (benefit).............................          (51,452)          (163,169)
  Income taxes (benefit).......................................          (24,236)            (1,764)
                                                                     -----------         ----------
     Net loss..................................................          (27,216)          (161,405)
Retained earnings, beginning of year...........................           66,856             39,640
                                                                     -----------         ----------
Retained earnings (accumulated deficit), end of year...........      $    39,640         $ (121,765)
                                                                     ===========         ==========

                See accompanying notes to financial statements.

                         A CENTER FOR GYNECOLOGY, P.A.

                            STATEMENTS OF CASH FLOWS

                                                                                      THREE MONTH
                                                                        YEAR ENDED    PERIOD ENDED
                                                                       DECEMBER 31,    MARCH 31,
                                                                           1995           1996
                                                                       ------------   ------------
                                                                                      (UNAUDITED)
Operating Activities:
  Net loss...........................................................   $  (27,216)    $ (161,405)
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization...................................      125,998         31,329
     Deferred taxes..................................................      (24,236)        (1,764)
     Equipment transferred as compensation...........................       11,500         10,000
     Changes in operating assets and liabilities:
       Receivables, net..............................................      (60,014)        73,396
       Prepaid expenses and other....................................        2,660          4,492
       Accounts payable..............................................       13,092        114,937
       Accrued liabilities...........................................      (14,590)        (5,124)
                                                                         ---------      ---------
          Net cash provided by operating activities..................       27,194         65,861
Investing activities:
  Purchase of property and equipment.................................     (243,576)       (17,863)
                                                                         ---------      ---------
          Net cash used in investing activities......................     (243,576)       (17,863)
Financing activities:
  (Repayments to) loans from Stockholder.............................      (67,914)         8,000
  Purchase of treasury stock.........................................      (50,000)            --
  Proceeds from long-term debt.......................................      400,000             --
  Principal payments on long-term debt...............................      (68,689)       (32,506)
                                                                         ---------      ---------
          Net cash provided by (used in) financing activities........      213,397        (24,506)
                                                                         ---------      ---------
Decrease (Increase) in cash..........................................       (2,985)        23,492
Cash at beginning of year............................................        3,044             59
                                                                         ---------      ---------
Cash at end of year..................................................   $       59     $   23,551
                                                                         =========      =========

                See accompanying notes to financial statements.

                         A CENTER FOR GYNECOLOGY, P.A.

                         NOTES TO FINANCIAL STATEMENTS
                MARCH 31, 1996 (UNAUDITED) AND DECEMBER 31, 1995

1. ORGANIZATION

     A Center for Gynecology, P.A. (the "Company") was incorporated under the Professional Services Corporation Act on November 28, 1988 in the state of Florida. The Company was incorporated under the name Fertility Institute of West Florida, P.A. and changed to its current name effective July 29, 1993. The Company provides various services in the field of reproductive medicine to patients in the Tampa/ St. Petersburg metropolitan area.

2. SIGNIFICANT ACCOUNTING POLICIES

     Property and Equipment

     Property and equipment, which principally consists of medical office equipment and leasehold improvements, are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from 5 to 7 years. The Company amortizes leasehold improvements over 10 years, the remaining life of the lease, including options to renew.

     Covenant Not to Compete

     Amortization of covenant not to compete is calculated using the straight-line method over five years, which is the term of the underlying agreement.

     Net patient service revenue

     Net patient service revenue is reported at the estimated realizable amounts from patients and various third-party payors for services rendered. The Company has negotiated agreements with certain managed care and health maintenance organizations (HMO's) which provide for revenues based on a fee schedule or capitated basis. For patient and third-party payors on a fee-for-service or fee schedule basis, revenue is recognized when services are performed for the patient. For capitated agreements, revenue is recognized by the Company based on a fixed fee per enrollee member per month in the capitated plan.

     Income taxes

     The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                         A CENTER FOR GYNECOLOGY, P.A.

                MARCH 31, 1996 (UNAUDITED) AND DECEMBER 31, 1995

3. LONG-TERM DEBT

     Long-term debt consists of the following at December 31, 1995 and March 31, 1996 (unaudited):

                                                                    DECEMBER 31,    MARCH 31,
                                                                        1995          1996
                                                                    ------------    ---------
    Installment note due South Trust Bank of West Florida;
      payable in monthly principal installments of $6,666 through
      October 31, 2000, with variable interest rate (9.25% at
      December 31, 1995 and March 31, 1996), and collateralized
      by substantially all the assets of the Company.............    $  386,668     $ 373,336
    Promissory note due AMI Town and Country Hospital; payable in monthly principal and interest installments of $4,272
      through October 1, 1997, including interest at 8%, and
      personally guaranteed by the stockholder of the Company....        87,153        76,005
    Other promissory notes related to acquisition of medical
      practice assets; payable in quarterly principal
      installments of $10,000 through June 30, 1998, with
      interest imputed at 8%, and collateralized by accounts
      receivable and certain tangible property of the Company....        97,866        89,840
                                                                      ---------     ---------
                                                                        571,687       539,181
    Less amounts due within one year.............................      (183,930)     (184,423)
                                                                      ---------     ---------
                                                                     $  387,757     $ 354,758
                                                                      =========     =========

     The following is a schedule of principal maturities of long-term debt as of December 31, 1995 and March 31, 1996 (unaudited):

                                                                     DECEMBER 31,    MARCH 31,
                                                                         1995          1996
                                                                     ------------    ---------
    1996..........................................................     $183,930      $ 184,423
    1997..........................................................      141,653        138,267
    1998..........................................................       99,438         89,824
    1999..........................................................       80,000         80,000
    2000..........................................................       66,666         46,667
                                                                       --------       --------
                                                                       $571,687      $ 539,181
                                                                       ========       ========

4. INCOME TAXES

     Income tax benefit for the year ended December 31, 1995 and the three month period ended March 31, 1996 (unaudited) is as follows:

                                                                     DECEMBER 31,    MARCH 31,
                                                                         1995          1996
                                                                     ------------    ---------
    Deferred:
      Federal.....................................................     $(22,336)      $(1,626)
      State.......................................................       (1,900)         (138)
                                                                       --------       -------
                                                                       $(24,236)      $(1,764)
                                                                       ========       =======

                         A CENTER FOR GYNECOLOGY, P.A.

                MARCH 31, 1996 (UNAUDITED) AND DECEMBER 31, 1995

     A reconciliation between income taxes (benefit) and the amount computed by applying the statutory federal income tax rate of 35% to income (loss) before income taxes is as follows:

                                                                     DECEMBER 31,    MARCH 31,
                                                                         1995          1996
                                                                     ------------    ---------
    Income taxes (benefit) at statutory federal rate..............     $(18,008)     $ (57,109)
    State taxes...................................................       (1,868)        (5,924)
    Net operating tax loss carryforwards and other not
      recognized..................................................           --         61,269
    Other -- net..................................................       (4,360)            --
                                                                       --------       --------
                                                                       $(24,236)     $  (1,764)
                                                                       ========       ========

     Significant components of the Company's deferred tax assets and liabilities as of December 31, 1995 and (unaudited) March 31, 1996 are as follows:

                                                                    DECEMBER 31,    MARCH 31,
                                                                        1995          1996
                                                                    ------------    ---------
    Net operating tax loss carryforwards.........................    $       --     $  44,067
    Accounts receivable..........................................      (125,764)     (119,172)
    Accounts payable.............................................       121,000       141,955
    Other........................................................         3,000       (18,144)
                                                                      ---------     ---------
                                                                         (1,764)       48,706
    Less valuation allowance.....................................            --       (48,706)
                                                                      ---------     ---------
                                                                     $   (1,764)    $      --
                                                                      =========     =========

5. OPERATING LEASE

     The Company entered into a ten year lease agreement on July 1, 1993 to lease office space from its stockholder. Total rent expense for 1995 was approximately $228,925 and for the three months ended March 31, 1996 was approximately $50,979. The following is a schedule of future minimum lease payments under operating leases as of (unaudited) March 31, 1996:

        1996..............................................................   $  100,710
        1997..............................................................      134,280
        1998..............................................................      150,252
        1999..............................................................      166,220
        2000..............................................................      166,220
        Thereafter........................................................      415,552
                                                                             ----------
                                                                             $1,133,234
                                                                             ==========

6. EMPLOYMENT CONTRACTS

     The Company has entered into individual employment contracts with certain physicians and employees, some of whom are officers and/or stockholders of the Company. The contracts provide for base salaries ranging from $44,000 to $400,000 plus fringe benefits. Certain contracts also provide for compensation and incentive bonuses based on collected revenues.

     The employment contracts include covenants not to compete with the Company for periods of two to three years subsequent to termination of employment. The employment contracts are currently for initial

                         A CENTER FOR GYNECOLOGY, P.A.

                MARCH 31, 1996 (UNAUDITED) AND DECEMBER 31, 1995

terms of one to five years and are automatically extended for additional one-year periods until terminated by either party.

7. MAJOR CUSTOMER

     The Company and the stockholder have an agreement with a managed care organization, of which the stockholder is an employee, whereby fixed monthly payments are received by the Company based on the number of managed care organization enrollees (capitation contract). Revenue generated from this capitation contract accounts for 29% and 6% of total net patient service revenue for the year ended December 31, 1995 and the three months ended March 31, 1996, respectively.

8. CONTINGENCIES

     The Company maintains professional liability insurance coverage on a claims made basis. Coverage limits prior to August 1, 1995 were $1,000,000 per claim and $3,000,000 annual aggregate. Coverage limits beginning August 1, 1995 were $250,000 per claim and $750,000 annual aggregate. The Company's stockholder is provided additional professional liability insurance in the amount of $1,000,000 per claim for services rendered in connection with its capitation contract at the expense of the managed care organization. As of March 31, 1996 there were no asserted professional liability claims against the Company; accordingly, no amounts for potential losses have been accrued in the accompanying financial statements. The Company has not accrued a loss for unreported incidents, or for losses gross of insurance coverage, as the amount, if any, cannot be reasonably estimated at this time and the probability of an adverse outcome cannot be determined at this time. It is the opinion of management that the ultimate resolution of any unasserted claims will not have a material adverse effect on the financial position, operating results or liquidity gross of any anticipated insurance recoveries of the Company.

9. PROFIT SHARING PLAN

     The Company elected to terminate its profit sharing plan effective December 31, 1995. Contributions of approximately $53,500 were made by the Company in 1995 for the 1994 plan year. No contributions were made nor are due for the 1995 plan year. The Company is awaiting qualification from the Internal Revenue Service on its termination plan.

10. SUBSEQUENT EVENT

     The Company's sole shareholder executed a definitive agreement to sell all of the nonmedical assets of the Company to GynCor, Inc. in 1996. Simultaneous with the sale, it is anticipated that the Company will enter into a 40 year management services agreement with GynCor, Inc.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of all financial instruments approximates carrying value at December 31, 1995 and March 31, 1996.

                                  [PICTURE]

Pictured are former patients and their children celebrating with the Company the tenth anniversary of its Infertility Program.



                     LIFE CYCLE OF REPRODUCTIVE MEDICINE


                         FEMALE CARE NEEDS TIME LINE
Age-----------------------------------------------------------------------------
   |               |                   |                   |                  |
   0               20                  40                  60                 80

                          REPRODUCTIVE ENDOCRINOLOGY
                           ART & MICROMANIPULATION
                                 PERINATOLOGY
                              ENDOSCOPIC SURGERY
                          OBSTETRICS AND GYNECOLOGY
                                 LAB SERVICES
                                   UROLOGY


                           MALE CARE NEEDS TIME LINE
Age-----------------------------------------------------------------------------
   |               |                   |                   |                  |
   0               20                  40                  60                 80


                          REPRODUCTIVE ENDOCRINOLOGY
                                 LAB SERVICES
                                   UROLOGY

             ------------------------------------------------------
             ------------------------------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                               ------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary......................   3
Risk Factors............................   8
The Company.............................  14
Use of Proceeds.........................  15
Dividend Policy.........................  15
Dilution................................  16
Capitalization..........................  17
Selected Combined and Pro Forma
  Financial Data........................  18
Unaudited Pro Forma Combined Financial
  Information...........................  20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................  27
Business................................  37
Management..............................  51
Certain Transactions....................  61
Principal and Selling Stockholders......  66
Description of Capital Stock............  67
Shares Eligible for Future Sale.........  69
Underwriting............................  71
Legal Matters...........................  72
Experts.................................  72
Additional Information..................  72
Index to Combined Financial
  Statements............................ F-1

                               ------------------

     UNTIL           , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

             ------------------------------------------------------
             ------------------------------------------------------

             ------------------------------------------------------
             ------------------------------------------------------

                                2,220,000 SHARES

                                GYNCOR INC LOGO

                                  COMMON STOCK

                               ------------------
                                   PROSPECTUS
                                          , 1996

                               ------------------

                               SMITH BARNEY INC.

                            THE CHICAGO CORPORATION

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below is an estimate of the approximate amount of fees and expenses (other than underwriting commissions and discounts) payable by the Company in connection with the issuance and distribution of the Common Stock pursuant to the Prospectus contained in this Registration Statement. The Company will pay all of these expenses.

                                                                             APPROXIMATE
                                                                               AMOUNT
                                                                             -----------
        Securities and Exchange Commission registration fee...............   $    13,206
        NASD filing fee...................................................         4,330
        Nasdaq National Market listing fee................................        34,136
        Accountants fees and expenses.....................................       600,000
        Blue Sky fees and expenses........................................        20,000
        Legal fees and expenses...........................................       450,000
        Transfer Agent and Registrar fees and expenses....................         2,000
        Printing and engraving expenses...................................       125,000
        Directors' and officers' liability insurance premiums.............       133,000
        Miscellaneous expenses............................................        18,328
                                                                              ----------
             Total........................................................   $ 1,400,000
                                                                              ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article XII of the Company's Certificate of Incorporation provides that the Company shall indemnify, to the fullest extent permitted by the DGCL, any person who is or was a director, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or if such person has previously been designated for indemnification by resolution of the Board of Directors, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, provided, however, that indemnification shall only be made upon a determination that such director, officer, employee or agent has met the applicable standard of conduct as determined (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders of the Company. Notwithstanding the foregoing, the Company shall not be obligated to pay expenses incurred by a director or officer with respect to any threatened or pending claim, suit or action, whether civil, criminal, administrative, investigative or otherwise initiated or brought voluntarily by a director or officer and not by way of defense without the prior written consent of the Company.

     In addition, Article XII provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, as the same exists or hereafter may be amended, or (iv) for any transaction from which the director derived an improper personal benefit.

     Reference is made to Section 145 of the General Corporation Law of the State of Delaware which provides for indemnification of directors and officers in certain circumstances.

     The Company has obtained an insurance policy which will entitle the Company to be reimbursed for certain indemnity payments it is required or permitted to make to its directors and officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The undersigned has sold the unregistered securities described below within the past three years without registering the securities under the Securities Act of 1933, as amended:

     In connection with the reorganization of a predecessor corporation on March 1, 1995, shares of Common Stock of the undersigned were issued as follows:
Norbert Gleicher, M.D., the Chief Executive Officer, President and a Director of the Company, purchased 800 shares of Common Stock for $800; Donna Pratt, M.D., the Vice President of Medical Affairs and a Director of the Company, purchased 200 shares of Common Stock for $200; Charles E. Miller, M.D., the Medical Director and Director of Endoscopic Surgery of the Company, purchased 145 shares of Common Stock for $145; and Vishvanath Karande, M.D., purchased one share of common stock for $1.00.

     On March 21, 1995, John S. Rinehart, M.D. purchased 31 shares of Common Stock for $31.

     On June 13, 1995, Marybeth Gerrity, Ph.D., the Senior Vice President of Operations and Development of the Company, purchased 12 shares for $12.

     On December 1, 1995, the Company issued a 10% subordinated convertible promissory note in the original principal amount of $5,000,000 due December 1, 2000. Up to $2,500,000 of the convertible note is convertible, in whole or in part, at any time in increments of no less than $500,000, into a number of shares of Common Stock equal to 1% of the number of shares of outstanding Common Stock per $500,000 of principal amount to be converted on the date of such conversion.

     On March 31, 1996, the Company issued 50,000 shares of Common Stock to Marybeth Gerrity, Ph.D. in satisfaction of outstanding stock options.

     On May 1, 1996, the Company issued 71,654 shares to Fertility Center of Northern New Jersey, P.A., with the right to receive an additional 29,778 shares upon completion of this offering and the attainment of certain financial targets, in exchange for all of the nonmedical assets of such company. This transaction was pursuant to an Asset Transfer and Reorganization Agreement, dated April 10, 1996, and the purchaser finalized its investment decision on such date.

     On May 1, 1996, the Company issued 107,480 shares to A Center for Gynecology, P.A., with the right to receive an additional 3,157 shares upon completion of this offering, in exchange for all of the nonmedical assets of such company. This transaction was pursuant to an Asset Transfer and Reorganization Agreement, dated March 17, 1996, and the purchaser finalized its investment decision on such date.

     All of the issuances of unregistered securities described above were made pursuant to Section 4(2) of the Securities Act of 1933, as amended.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

         See "Exhibit Index" on page II-6 hereof, following the signature page.

     (b) Financial Statement Schedules

         Report of Independent Auditors
         Schedule II Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS

     The Registrant hereby undertakes:

     (1) To provide to the Underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the applicable provisions of the DGCL, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, and State of Illinois on the 3rd day of July, 1996.


                                          GYNCOR, INC.

                                          By: /s/ NORBERT GLEICHER, M.D.

                                            ------------------------------------
                                            Norbert Gleicher, M.D.
                                            President and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on July 3, 1996.


                 SIGNATURE                                          TITLE
- --------------------------------------------     --------------------------------------------
         /s/ NORBERT GLEICHER, M.D.              President, Chief Executive Officer
- --------------------------------------------     (Principal Executive Officer) and a Director
           Norbert Gleicher, M.D.
            /s/ ROBERT J. BUKALA                 Senior Vice President and Chief Financial
- --------------------------------------------     Officer (Principal Financial and Accounting
              Robert J. Bukala                   Officer)
                     *                           Vice President of Medical Affairs and a
- --------------------------------------------     Director
             Donna Pratt, M.D.
                     *                           Director
- --------------------------------------------
              Brian A. Kennedy
                     *                           Director
- --------------------------------------------
             Uri Elkayam, M.D.
                     *                           Director
- --------------------------------------------
                Yehuda Yoked
         *By: /s/ ROBERT J. BUKALA
- --------------------------------------------
              ROBERT J. BUKALA
              Attorney-in-Fact

                        CONSENT OF INDEPENDENT AUDITORS

     We consent to the reference to our firm under the caption "Experts" and to the use of our reports dated March 22, 1996, except for the first and second paragraphs of Note 9 as to which the date is June 5, 1996, and the first, third, and fourth paragraphs of Note 17 as to which the date is May 1, 1996 for GynCor, Inc., and March 13, 1996, for A Center for Gynecology, P.A., and March 11, 1996 for Fertility Center of Northern New Jersey, P.A., in the Registration Statement (Form S-1 No. 333-3936) and related Prospectus of GynCor, Inc. for the registration of 2,220,000 shares of common stock.

                                          ERNST & YOUNG LLP

Chicago, Illinois

July 3, 1996

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                              EXHIBIT
- ------                              -------
* 1       Form of Underwriting Agreement among the Company, the Selling Stockholders, Smith
          Barney Inc. and The Chicago Corporation.
* 2.1     Asset Transfer and Reorganization Agreement, dated March 17, 1996 among GynCor,
          Inc., A Center for Gynecology, P.A. and Edward Zbella, M.D.
* 2.2     Asset Transfer and Reorganization Agreement, dated April 10, 1996 among GynCor,
          Inc., Fertility Center of Northern New Jersey, P.A. and Daniel Navot, M.D.
* 2.3     Asset Transfer Agreement dated June 5, 1996, between GynCor, Inc. and The Center for
          Human Reproduction -- Illinois, M.D.S.C.
* 3.1     Certificate of Incorporation of the Company.
* 3.2     By-Laws of the Company.
* 4.1     Specimen stock certificate representing Common Stock.
* 5       Opinion of Katten Muchin & Zavis as to the legality of the securities being registered (including consent)
*10.1     Comprehensive Infertility Care Service Agreement dated January 1, 1996 between
          Health Care Service Corporation d/b/a HMO Illinois and The Center for Human
          Reproduction. (Confidential treatment requested as to certain provisions.)
*10.2     GynCor, Inc. Incentive Compensation Plan.
*10.3     GynCor, Inc.'s Nonemployee Directors' Stock Option Plan.
*10.4     Management Services Agreement, dated April 1, 1996 between GynCor, Inc. and The
          Center for Human Reproduction -- Illinois, M.D.S.C.
*10.5     Management Services Agreement, dated April 1, 1996 between GynCor, Inc. and The
          Center for Human Reproduction -- Perinatal, M.D.S.C.
*10.6     Management Services Agreement, dated April 1, 1996 between GynCor, Inc. and The
          Center for Human Reproduction -- Endoscopic, M.D.S.C.
*10.7     Form of Management Services Agreement to be entered into between GynCor, Inc. and
          The Center for Human Reproduction -- Florida, Inc.
*10.8     Form of Management Services Agreement to be entered into between GynCor, Inc. and
          The Center for Human Reproduction -- New York, P.C.
*10.9     Form of Management Services Agreement to be entered into between GynCor, Inc. and
          The Center for Human Reproduction -- New Jersey, P.C.
*10.10    Affiliation Agreement dated March 19, 1996 among GynCor, Inc., The Center for Human
          Reproduction -- New York, P.C. and Columbia University Medical School.
*10.11    Form of Affiliation Agreement to be entered into among GynCor, Inc., The Center for
          Human Reproduction -- Florida, Inc. and the University of South Florida Medical
          School.
*10.12    Medical Director Agreement dated March 19, 1996 between Columbia University Medical
          School and Mark V. Sauer, M.D.
*10.13    750 N. Orleans Lease, as amended, dated July 13, 1994 by and between The Union
          Central Life Insurance Company and Gleicher Pratt & Associates, M.D.S.C.
*10.14    Form of lease for Columbia University Medical School.
*10.15    Amended and Restated Employment Agreement dated April 1, 1996 between GynCor, Inc.
          and Norbert Gleicher, M.D.
*10.16    Amended and Restated Employment Agreement dated April 1, 1996 by and between GynCor,
          Inc. and Donna Pratt, M.D.
*10.17    Amended and Restated Employment Agreement dated April 1, 1996 by and between GynCor,
          Inc. and Marybeth Gerrity, Ph.D.
*10.18    Employment Agreement dated April 1, 1996 by and between GynCor, Inc. and Robert J.
          Bukala.

EXHIBIT
NUMBER                                          EXHIBIT
- ------                                          -------
*10.19    Employment Agreement dated April 1, 1996 by and between GynCor, Inc. and Michael L.
          Gonzales.
*10.20    Form of Executive Employment Agreement to be entered into between GynCor, Inc. and
          Edward Zbella, M.D.
*10.21    Form of Executive Employment Agreement to be entered into between GynCor, Inc. and
          Daniel Navot, M.D.
*10.22    Employment Agreement dated April 1, 1996 between The Center for Human
          Reproduction -- Illinois, M.D.S.C. and Norbert Gleicher, M.D.
*10.23    Employment Agreement dated April 1, 1996 by and between The Center for Human
          Reproduction -- Illinois, M.D.S.C. and Donna Pratt, M.D.
*10.24    Employment Agreement dated April 1, 1996 between The Center for Human
          Reproduction -- Illinois, M.D.S.C. and Charles Miller, M.D.
*10.25    Employment Agreement dated April 1, 1996 between The Center for Human
          Reproduction -- Illinois, M.D.S.C. and Vishvanath Karande, M.D.
*10.26    Employment Agreement dated April 1, 1996 between The Center for Human
          Reproduction -- Illinois, M.D.S.C. and John Rinehart, M.D., Ph.D.
*10.27    Employment Agreement dated April 1, 1996 between The Center for Human
          Reproduction -- Endoscopic, M.D.S.C. and Charles Miller, M.D.
*10.28    Form of Employment Agreement to be entered into between The Center for Human
          Reproduction -- Florida, Inc. and Edward Zbella, M.D.
*10.29    Form of Employment Agreement to be entered into between The Center for Human
          Reproduction -- New Jersey, P.C. and Daniel Navot, M.D.
*10.30    Guaranty Agreement dated April 1, 1996 between GynCor, Inc. and Norbert Gleicher,
          M.D.
*10.31    Guaranty Agreement dated April 1, 1996 between GynCor, Inc. and Donna Pratt, M.D.
*10.32    Guaranty Agreement dated April 1, 1996 between GynCor, Inc. and Charles Miller, M.D.
          for CHR-Illinois employment agreement
*10.33    Amended and Restated Stock Option Agreement dated March 31, 1996 between Norbert
          Gleicher, M.D., GynCor, Inc. and Vishvanath Karande, M.D.
*10.34    Amended and Restated Option Agreement dated March 31, 1996 among Charles Miller,
          M.D., Norbert Gleicher, M.D. and Donna Pratt, M.D.
*10.35    Option Agreement dated June 13, 1995 between Gleicher, Pratt, Miller, Karande &
          Associates I, Inc. and Marybeth Gerrity, Ph.D.
*10.36    Option Agreement effective May 1, 1996 between Daniel Navot, M.D. and Norbert
          Gleicher, M.D.
*10.37    Voting Trust Agreement dated April 1, 1996 between Norbert Gleicher, M.D. and
          Charles Miller, M.D.
*10.38    Voting Trust Agreement dated April 1, 1996 between Norbert Gleicher, M.D. and Donna
          Pratt, M.D.
*10.39    Form of Indemnification Agreement for GynCor, Inc. Officers and Directors.
*10.40    Gleicher, Pratt & Associates I, Inc. Organization and Shareholders Agreement dated
          March 1, 1995 among Norbert Gleicher, M.D., Donna Pratt, M.D., Charles Miller, M.D.,
          and Vishvanath Karande, M.D.
*10.41    Form of Shareholders Agreement to be entered into among GynCor, Inc. and certain of its stockholders.
*10.42    Form of GynCor Stock Escrow Agreement to be entered into among GynCor, Inc., Edward
          A. Zbella, M.D. and American National Bank and Trust Company of Chicago, as escrow agent.
*10.43    Form of GynCor Stock Escrow Agreement to be entered into among GynCor, Inc., Daniel
          Navot, M.D. and American National Bank and Trust Company of Chicago, as trustee.

EXHIBIT
NUMBER                                          EXHIBIT
- ------    ------------------------------------------------------------------------------------
*10.44    Note Purchase Agreement between Gleicher, Pratt, Miller, Karande & Associates I,
          Inc. and Nichold Company dated December 1, 1995.
*10.45    10% Subordinated Promissory Note between Gleicher, Pratt, Miller, Karande &
          Associates I, Inc. and Nichold Company in the principal amount of $5,000,000 and form of amendment to be entered into between the parties.
*10.46    Demand Note Agreement, dated December 31, 1995 among Gleicher, Pratt, Miller,
          Karande & Associates I, Inc., Endoscopic Surgery, M.D.S.C., Gleicher, Pratt, Miller
          & Karande Perinatal Associates, M.D.S.C., Norbert Gleicher, M.D., Donna Pratt, M.D.
          and Charles Miller, M.D.
*10.47    Promissory Note dated October 4, 1995 between James F. Bonick and Donna E.
          Pratt-Bonick, M.D., and the Company.
*10.48    Deferral Agreement dated April 1, 1996 by and between James F. Bonick and Donna E.
          Pratt-Bonick, M.D., and The Center for Human Reproduction-Illinois, M.D.S.C.
*10.49    Registration Rights Agreement dated April 30, 1996 among GynCor, Inc., Donna Pratt,
          M.D., Charles Miller, M.D. and Vishvanath Karande, M.D.
*10.50    Loan and Security Agreement dated February 23, 1996 between American National Bank and Trust Company of Chicago, GynCor, Inc., Gleicher, Pratt, Miller, Karande &
          Associates, M.D.S.C., Gleicher, Pratt, Miller, Karande Perinatal Associates,
          M.D.S.C. and Endoscopic Surgery, M.D.S.C.
*10.51    Promissory Note (Line of Credit) dated February 1996 between GynCor, Inc., Gleicher,
          Pratt, Miller, Karande & Associates, M.D.S.C., Gleicher, Pratt, Miller, Karande
          Perinatal Associates, M.D.S.C., Endoscopic Surgery, M.D.S.C., and American National
          Bank and Trust Company of Chicago.
*10.52    Guaranty dated February 23, 1996 between American National Bank and Trust Company of
          Chicago and Norbert Gleicher, M.D.
*10.53    Guaranty dated February 23, 1996 between American National Bank and Trust Company of
          Chicago and Donna E. Pratt, M.D.
*10.54    Guaranty dated February 23, 1996 between American National Bank and Trust Company of
          Chicago and Charles Miller, M.D.
*10.55    Guaranty dated February 23, 1996 between American National Bank and Trust Company of
          Chicago and Vishvanath C. Karande, M.D.
*10.56    Amendment to Gleicher, Pratt & Associates I, Inc. Organization and Shareholders
          Agreement dated March 31, 1996 among Norbert Gleicher, M.D., Donna Pratt, M.D.,
          Charles Miller, M.D., Vishvanath Karande, M.D., John S. Rinehart, M.D., Marybeth
          Gerrity, Ph.D. and Donna Havemann.
*10.57    2301 Howard Street Office Building Lease.
*10.58    Guaranty Agreement dated April 1, 1996 between GynCor, Inc. and Charles Miller, M.D.
          for CHR-Endoscopic employment agreement.
*10.59    Form of Madison Avenue Office Building Lease.
*11       Statement Regarding Computation of Earnings Per Share.
 23.1     Consent of Ernst & Young LLP. (included on page II-5 of this Registration Statement)
 23.2     Consent of Katten Muchin & Zavis (contained in its opinion previously filed as
          Exhibit 5 hereto).
*24       Power of Attorney (see signature page).
*27.1     Financial Data Schedule for the twelve months ended June 30, 1995.
*27.2     Financial Data Schedule for the six months ended December 31, 1995.
*27.3     Financial Data Schedule for the three months ended March 31, 1996.


- -------------------------
*  Previously filed.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
GynCor, Inc.

     We have audited the financial statements of GynCor, Inc. as of June 30, 1994 (consolidated), June 30, 1995 (combined), and December 31, 1995 (combined), and for the years ended June 30, 1993, 1994 and 1995, and the six-month period ended December 31, 1995, and have issued our report thereon dated March 22, 1996, except for the first and second paragraphs of Note 9, as to which the date is June 5, 1996, and the first, third, and fourth paragraphs of Note 17 as to which the date is May 1, 1996 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in
Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


                                          /s/ ERNST & YOUNG LLP


Chicago, Illinois
March 22, 1996
except for the first and second paragraphs of Note 9 as to which the date is June 5, 1996, and the first, third, and fourth paragraphs of
Note 17 as to which the date is May 1, 1996

                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

                                  GYNCOR, INC.

                                                            ADDITIONS
                                                    -------------------------
                                                                   CHARGED TO
                                                                     OTHER
                                      BALANCE AT    CHARGED TO      ACCOUNTS     DEDUCTIONS      BALANCE AT
                                     BEGINNING OF   COSTS AND          --            --            END OF
                                        PERIOD       EXPENSES       DESCRIBE      DESCRIBE         PERIOD
                                     ------------   ----------     ----------   ------------     ----------
SIX MONTHS ENDED
  DECEMBER 31, 1995
  Reserves and allowances deducted
     from asset accounts:
     Allowance for doubtful
       accounts....................   $   756,000    $163,000       $     --      $329,000(1)    $  590,000
     Deferred taxes -- valuation
       allowance...................       637,000     230,000             --            --          867,000
                                      -----------    --------       --------      --------       ----------
                                      $ 1,393,000    $393,000       $     --      $329,000       $1,457,000
                                      -----------    --------       --------      --------       ----------
YEAR ENDED JUNE 30, 1995
  Reserves and allowances deducted
     from asset accounts:
     Allowance for doubtful
       accounts....................   $   492,000    $269,000       $     --      $  5,000(1)    $  756,000
     Deferred taxes -- valuation
       allowance...................            --     637,000(3)          --            --          637,000
                                      -----------    --------       --------      --------       ----------
                                      $   492,000    $906,000       $     --      $  5,000       $1,393,000
                                      -----------    --------       --------      --------       ----------
YEAR ENDED JUNE 30, 1994
  Reserves and allowances deducted
     from asset accounts:
     Allowance for doubtful
       accounts....................   $   227,000    $115,000       $280,000(2)   $130,000(1)    $  492,000
     Deferred taxes -- valuation
       allowance...................            --          --             --            --               --
                                      -----------    --------       --------      --------       ----------
                                      $   227,000    $115,000       $280,000      $130,000       $  492,000

- -------------------------
(1) Write offs, net of recoveries.

(2) Effective June 30, 1994, the Company acquired the assets, subject to certain liabilities, of CHR-NW.

(3) The increase in the valuation allowance resulted primarily from the increase in the net operating tax loss carryforwards and cash basis of accounting for income taxes.

                                       S-2